This is a draft registration statement that is being confidentially submitted to the Securities and Exchange Commission on August 26, 2025.

Registration No. 333-______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PressLogic Inc.

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands	7310	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

26/F, Chinachem Leighton Plaza

29 Leighton Road, Causeway Bay

Hong Kong

Tel: +852 3709 2787

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

[ ] Tel: [ ]
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Shuang Zhao, Esq. Zizhen Chen, Esq. Cleary Gottlieb Steen & Hamilton LLP c/o 37th Floor, Hysan Place 500 Hennessy Road, Causeway Bay Hong Kong +852 2521-4122		Anthony N. DeMint, Esq. DeMint Law, PLLC 3753 Howard Hughes Parkway Second Floor, Suite 314 Las Vegas, NV 89169 Telephone: (702) 714-0889

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Dated , 2025

Class A Ordinary Shares

PressLogic Inc.

This is an initial public offering of Class A ordinary shares of PressLogic Inc. We are offering on a firm commitment basis Class A ordinary shares, par value US$0.0001 per share.

Prior to this offering, there has been no public market for our Class A ordinary shares. We expect the initial public offering price of our Class A ordinary shares will be between US$          and US$          per share. We [have applied] to list our Class A ordinary shares on the Nasdaq Capital Market, or Nasdaq, under the symbol “          .” This offering is contingent upon the listing of our Class A ordinary shares on the Nasdaq or another national securities exchange. There can be no assurance that we will be successful in listing our Class A ordinary shares on the Nasdaq or another national securities exchange.

Investing in our Class A ordinary shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 16 to read about factors you should consider before buying our Class A ordinary shares.

Following the completion of this offering, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Mr. Cheung Ho Chak Ryan, our chairman and chief executive officer, will beneficially own all of our issued and outstanding Class B ordinary shares and will be able to exercise          % of the total voting power of our issued and outstanding share capital immediately following the completion of this offering, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any non-affiliate to such holder, each of such Class B ordinary share will be automatically and immediately converted into one Class A ordinary share. See “Description of Share Capital.” Immediately following the completion of this offering, we will be a “controlled company” within the meaning of the Nasdaq rules. See “Prospectus Summary—Implications of Being a Controlled Company,” on page 9 of this prospectus and “Principal Shareholders” on page 95.

PressLogic Inc. is not a Chinese operating company but a Cayman Islands holding company with no business operations of its own. It conducts its operations through its subsidiaries located in Hong Kong and BVI. Investors in the Class A ordinary shares are not purchasing equity securities of these subsidiaries that have substantive business operations but instead are purchasing equity securities of a Cayman Islands holding company. Chinese regulatory authorities could disallow this holding company structure, which would likely result in a material change in our operations and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Investors in this offering will not directly hold any equity interests in the operating subsidiaries. This structure involves unique risks to investors. See “Risk Factors—Risks Relating to Doing Business in Hong Kong—As PressLogic Inc. is not a Chinese operating company but a Cayman Islands holding company with no business operations of its own, it relies on dividends distribution or payments from its Hong Kong and BVI subsidiaries to fund its cash and financing requirements.” on page 29. As used in this prospectus, “we,” “us,” “our company,” “our”, or “Group” refers to PressLogic Inc. and its subsidiaries as a group.

As a holding company with no business operation, PressLogic Inc. relies on dividends distribution or payments from its Hong Kong and BVI subsidiaries to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. As of the date of this prospectus, no dividends or distributions have been made to date from our Hong Kong or BVI subsidiaries to the holding company, and other than the distribution in specie in connection with our Restructuring, we have not made any dividend or distribution to shareholders, including U.S. Investors. For the years ended December 31, 2023 and 2024 and the six months ended June 30, 2025, PressLogic Holdings Limited transferred funds of HK$0.4 million, HK$6.0 million (US$0.8 million), and nil, respectively, to its subsidiaries to meet their working capital needs. For details, see “Our History, Corporate and Ownership Structure” on page 50, and Note 1 and Note 17 of our consolidated financial statements, included elsewhere in this prospectus.

Subject to the provisions in our Memorandum and Articles of Association, PressLogic Inc. is permitted under the laws of the Cayman Islands to provide funding to its subsidiaries in Hong Kong and BVI through loans or capital contributions without restrictions on the amount of the funds. Subject to the laws of the Cayman Islands and our current Memorandum and Articles of Association, PressLogic Inc.’s board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they deem fit if they are satisfied, on reasonable grounds, that immediately following the dividend PressLogic Inc. will be able to pay our debts as they become due. Our subsidiaries in Hong Kong and BVI may distribute earnings by dividends to PressLogic Inc., provided that the entity remains solvent after such distribution. Moreover, according to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. If our Hong Kong or BVI subsidiaries incur debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to its shareholders. We do not have cash management policies that dictate how funds are transferred between us, our subsidiaries or investors. Other than the above, currently there are no limitations on our ability to transfer cash between PressLogic Inc., its subsidiaries, or investors. The PRC laws and regulations on foreign exchange do not currently have any material impact on transfer of cash from PressLogic Inc. to its Hong Kong and BVI subsidiaries or from its Hong Kong and BVI subsidiaries to PressLogic Inc. However, in the future, funds may not be available to support operations or for other uses outside of Hong Kong due to potential interventions or the imposition of restrictions by the PRC government on our ability or that of our subsidiaries to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A ordinary shares or cause them to be worthless. See “Prospectus Summary — Our Corporate and Ownership Structure” beginning on page 6 and “Risk Factors — Risks Relating to Doing Business in Hong Kong — As PressLogic Inc. is not a Chinese operating company but a Cayman Islands holding company with no business operations of its own, it relies on dividends distribution or payments from its Hong Kong and BVI subsidiaries to fund its cash and financing requirements.”

We primarily operate in Hong Kong and Taiwan and do not have any substantive operations in mainland China. Accordingly, the PRC laws and regulations do not currently have any material impact on our business, financial condition and results of operations. However, in the event that we or our Hong Kong subsidiaries were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our Hong Kong subsidiaries might be subject to fines, experience devaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conduct. Additionally, the legal and operational risks associated in mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns, would be applicable to companies such as our operating entities or PressLogic Inc., given our substantial operations in Hong Kong and the Chinese government may exercise significant oversight over the business in Hong Kong. These risks could result in material changes in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors—Risks Relating to Doing Business in Hong Kong.” beginning on page 29.

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023 (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCA Act Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCA Act (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditor. As it was originally enacted, the HFCA Act applied only if the PCAOB’s inability to inspect or investigate was due to a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCA Act now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. Our auditor, TAAD LLP, is headquartered in California in the U.S. and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. While we currently do not expect the HFCA Act to prevent us from listing our Class A ordinary shares in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese governments that could affect our listing status in the U.S. If we were identified as a “Commission-Identified Issuer” for two consecutive years, trading in our securities on U.S. markets would be prohibited under the HFCA Act. For more details, see “Risk Factors—Risks Relating to Our Class A Ordinary Shares and This Offering—Our Class A ordinary shares may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our auditors. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.” on page 40.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” and a “foreign private issuer” under the U.S. federal securities laws and will be subject to reduced public company reporting requirements. Investing in our Class A ordinary shares involves risks. See “Risk Factors” beginning on page 16 of this prospectus.

		Per Class A ordinary share		Total
Public offering price	US$		US$
Underwriting discounts and commissions(1)(2)	US$		US$
Proceeds, before expenses, to us	US$		US$

(1)	We have agreed to pay the underwriters a discount equal to % of the gross proceeds of the offering. This table does not include a non-accountable expense allowance equal to 1.0% of the gross proceeds of this offering payable to the underwriters. For a description of the compensation payable to the underwriters, see “Underwriting” beginning on page 115.

(2)	Does not include a non-accountable expense allowance equal to US$ , payable to the underwriters, or the reimbursement of certain accountable expenses of the underwriters. The total amount of underwriters’ expenses related to this offering is set forth in the section titled “Expenses Relating to This Offering” on page 120.

We have granted the underwriters an option to purchase up to an additional          Class A ordinary shares to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus. If the underwriters exercise the option in full, the total underwriting discounts payable will be US$ and the total proceeds to us, before expenses, will be US$ .

If we complete this offering, net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the Class A ordinary shares against payment in U.S. dollars in San Clemente, California on          , 2025.

You should not assume that the information contained in the registration statement of which this prospectus is a part is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Sole Book-Running Manager

American Trust Investment Services, Inc.

The date of this prospectus is          , 2025.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Class A ordinary shares and the distribution of this prospectus or any free writing prospectus outside of the United States. This offering is being made in the United States and elsewhere solely based on the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Class A ordinary shares.

Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

Until          , 2025 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the Class A ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Prospectus Summary

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Class A ordinary shares discussed under “Risk Factors,” “Business,” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to buy our Class A ordinary shares. This prospectus contains certain information from an industry report commissioned by us and prepared by Frost & Sullivan, a third-party industry research firm.

Overview

We operate in the online marketing industry primarily in the Asia Pacific region, in particular Hong Kong and Taiwan. Online marketing, also known as digital marketing or internet marketing, refers to the use of the internet and digital channels to promote products, services, or brands to a targeted audience. It includes various strategies and techniques designed to attract, engage, and convert potential customers. Online marketing solutions comprise of content marketing solutions and SaaS solutions.

We are a leading one-stop digital marketing solutions provider. We deliver a comprehensive suite of interconnected proprietary content marketing solutions and SaaS solutions and services to brand owners as well as marketing agencies throughout the marketing cycle and across multiple media platforms, including our own websites and apps, as well as third-party social media platforms. Our content marketing solutions primarily include (i) digital marketing solution segment, which includes advertorial and editorial contents, newsfeeds contents, influencer marketing, display advertising and sponsorship, and (ii) display banner segment, which includes both programmatic banner ads and direct placements option from display ad networks. Our SaaS solutions include MediaLens related offerings, which provides powerful data analysis of our audience on Facebook, Instagram and Youtube. Our SaaS solutions and content marketing strategies are interconnected and complement each other throughout the marketing process. Our content marketing solutions are also data-driven, allowing us to leverage insights from MediaLens to create engaging content for our media pages. This enables us to effectively reach our target audience and enhance the competitiveness of our services.

We operate nine proprietary media brands with over twelve million followers and subscribers, featuring contents across a diverse areas of interest. Each of our media brands carry unique content areas with a notable presence on various social media platforms. As of the date of this prospectus, we have nine websites and five apps and eleven Facebook fanpages, eleven Instagram profiles and eight YouTube channels as our core media assets.

We generate revenue primarily from content marketing solution and to a lesser extent from SaaS solutions. For content marketing solutions, we charge a flat advertising fees or variable advertising fees based on (i) the media profile selected for the project, and (ii) the project complexity. For SaaS solutions, we charge monthly or yearly subscription fees. Our revenues increased by 4.0% from HK$103.6 million in 2023 to HK$107.7 million in 2024 (US$13.7 million). Our revenues increased by 15.7% from HK$45.5 million in the six months ended June 30, 2024 to HK$52.6 million in the six months ended June 30, 2025 (US$6.7 million). Our gross profit increased by 3.4% from HK$71.9 million in 2023 to HK$74.4 million (US$9.5 million) in 2024. Our gross profit increased by 20.7% from HK$31.5 million in the six months ended June 30, 2024 to HK$38.1 million (US$4.8 million) in the six months ended June 30, 2025. Our gross profit margin slightly decreased from 69.5% in 2023 to 69.1% in 2024, primarily due to a shift in revenue mix toward services with higher costs such as influencer campaigns and performance marketing. Our gross profit margin increased from 69.4% in the six months ended June 30, 2024 to 72.3% in the six months ended June 30, 2025, primarily due to a decline in our boosting costs, driven by a shift in revenue mix towards expanded offerings such as social media management and event management. We recorded net income of HK$9.2 million in 2024 (US$1.2 million), compared to net income of HK$2.5 million in 2023. We recorded net income of HK$6.3 million (US$0.8 million) in the six months ended June 30, 2025, compared to net income of HK$0.6 million in the six months ended June 30, 2024.

Our Strengths

We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Flywheel effect between our SaaS solutions and content marketing strategies

●	Diverse media brands attracting a diverse customer base

●	Proprietary technology designed to optimize advertising and marketing efforts

●	Experienced management team

1

Our Strategies

●	Grow our audience base and continue to optimize online marketing solutions and services

●	Broaden and deepen our partner ecosystem

●	Continue to invest in technological infrastructure, and enhance data analytical capabilities

●	Continue to expand into international markets

Summary of Risk Factors

An investment in our Class A ordinary shares involves significant risks. Investors in our Class A ordinary shares are not purchasing equity securities of our subsidiaries that have substantive business operations in Hong Kong, Taiwan and elsewhere, but instead are purchasing equity securities of a Cayman Islands holding company. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and in the section headed “Risk Factors,” before making an investment in our Class A ordinary shares.

Risks Relating to Our Business and Industry

●	Our past performance is not indicative of our future growth, and our ability to sustain profitability in the future is uncertain.

●	If we fail to attract new customers and adapt to the changing preferences and tastes of the audience, our business, financial condition, results of operations and growth prospects could be materially and adversely affected.

●	We are typically engaged by our customers on a project-by-project basis. Failure to retain existing customers, increase their spending or attract new ones could adversely impact our business and results of operations.

●	We cannot guarantee that our monetization strategies, including up-sale and cross-sale initiatives, will be successfully implemented or generate sustainable revenues and profits.

●	We rely on third-party social media platforms for distribution of our contents, any change in third-party social media platform policy, any decline or termination in the use of third-party social media platforms, and any deterioration of our relationships with these platforms, may materially affect our operations and business performance.

●	Our solutions and services are heavily dependent on APIs provided by third parties, including social media networks, and are thus subject to the relevant policies. If we lose access to data provided by such APIs or the terms and conditions on which we obtain such access become less favorable, our business operations could be adversely affected.

●	We operate in a rapidly developing and competitive industry. The market in which we operate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

●	If we fail to upgrade, and respond effectively to rapidly changing technology, our solutions and services may become less competitive and the demand for our solutions and services may diminish.

●	We may not be able to safeguard personal data of our audience and clients which may lead to penalty and/or claims by third parties which may in turn materially and adversely affect our reputation and business. Any cyber-attacks, unauthorized access, significant data breach, or other security incidents or data breaches that affect our platforms, networks or systems, or those of our service providers or our customers could negatively affect our business, result in significant data losses or the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.

2

Risks Relating to Doing Business in Hong Kong

●	As a holding company with no business operation, PressLogic Inc. relies on dividends distribution or payments from its Hong Kong and BVI subsidiaries to fund its cash and financing requirements. Currently, there are no restrictions on foreign exchange, nor limitations on the ability of PressLogic Inc. to transfer cash to or from its Hong Kong Subsidiaries or to investors under Hong Kong laws. The PRC laws and regulations do not currently have any material impact on transfer of cash from PressLogic Inc. to its Hong Kong and BVI subsidiaries or from its Hong Kong and BVI subsidiaries to PressLogic Inc. However, in the future, funds may not be available to support operations or for other uses outside of Hong Kong due to potential interventions or the imposition of restrictions by the PRC government on our ability or that of our subsidiaries to transfer cash. For details, see “Risk Factors—Risks Relating to Doing Business in Hong Kong—As PressLogic Inc. is not a Chinese operating company but a Cayman Islands holding company with no business operations of its own, it relies on dividends distribution or payments from its Hong Kong and BVI subsidiaries to fund its cash and financing requirements.” on page 29.

●	The PRC legal system is evolving rapidly, and enforcement of certain laws, regulations and rules may further change or develop with little advance notice. The Chinese government may exercise significant oversight over the conduct of business in Hong Kong and may intervene or influence our operating subsidiaries’ operations at any time. The Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and the value of the securities we are registering for sale. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. For details, see “Risk Factors—Risks Relating to Doing Business in Hong Kong—Being based in and having the majority of our operations in Hong Kong pose risks to investors. Legal and operational risks associated with operations in mainland China may also apply to operations in Hong Kong.” on page 29.

●	Our business operations are principally in Hong Kong. Any adverse changes in the economic, political, legal and social conditions of Hong Kong may lead to an adverse impact on the demand for our services and may result in deteriorating financial performance of the Company. For details, see “Risk Factors—Risks Relating to Doing Business in Hong Kong—Risks relating to the economic, political, legal and social conditions in Hong Kong.” on page 31.

●	It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our subsidiary’s business operations, financial position and results of operations could be materially and adversely affected. For details, see “Risk Factors—Risks Relating to Doing Business in Hong Kong—The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region could impact our operating subsidiaries in Hong Kong.” on page 31.

Risks Relating to Our Class A Ordinary Shares and This Offering

●	An active trading market for our Class A ordinary shares may not be maintained.

●	Our share price has been and may continue to be volatile, and you could lose all or part of your investment.

●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

●	The Company’s officers and principal shareholders have significant influence over our management and their interests may not be aligned with our interests or the interests of the Company’s other shareholders.

3

Permission Required From Chinese Authorities for This Offering

We are headquartered in Hong Kong and primarily generate revenues and profits from our operating entities in Hong Kong and Taiwan. Neither we or any of our subsidiaries have any operations in Mainland China. As advised by our PRC counsel, Fieldfisher, under the current PRC laws, we are not required to obtain any permissions or approvals from Chinese authorities to operate our business in China or to offer the securities being registered to foreign investors. Specifically:

Permissions Requirements from the China Securities Regulatory Commission (CSRC)

The proposed listing and offering in the U.S. does not constitute an indirect overseas offering and listing by a “China-based company” under the China Overseas Listing Filing Rules, and therefore we are currently not required to obtain any permission or approval from the CSRC to list securities on the U.S. exchanges and offer securities.

As of the date of this prospectus, we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China. Nor do we or any of our subsidiaries have any operation in Mainland China. All our officers and substantially all members of our board of directors are based in Hong Kong and we are not controlled by any Mainland Chinese company or individual. On this basis, as advised by our PRC counsel, Fieldfisher, we do not believe we will be classified as a “China-based company” under the China Overseas Listing Filing Rules, which is required to file with the China Securities Regulatory Commission, or CSRC, its registration statement in connection with an overseas initial public offering.

Permissions Requirements from the Cyberspace Administration of China (CAC)

Under the current legal framework of cybersecurity and data privacy, we are not required to obtain any permission or approval from any Chinese authority to conduct our business that we presently engage in. We collect and store certain data (including certain personal information) from our clients, some of which may involve individuals in Mainland China, in connection with our business and operations for recruitment and marketing purposes. However, as of the date of this prospectus, we collect only basic personal information, such as registered names and contact details, of fewer than one million PRC individuals after obtaining due consent, and we do not process any biometric or other sensitive personal data. In addition, all of the data we have collected is stored in servers located outside Mainland China. On this basis, as advised by our PRC counsel, Fieldfisher, we do not believe we fall into any categories under Personal Information Protection Law of the People’s Republic of China or Provisions on Promoting and Regulating Cross-border Data Transfer that would require us or our subsidiaries to obtain any permission or approval for carrying out the business that we presently engage in.

In addition, we are not operating any business as a “network platform operator” in China, and as of the date of this prospectus, we have not received any notice from any PRC authority that determine us or our subsidiary as a “network platform operator”. On this basis, as advised by our PRC counsel, Fieldfisher, we do not believe we are subject to the PRC cybersecurity review for this offering.

However, these laws and regulations are relatively new. There are uncertainties with regard to their interpretation and enforcement and the PRC regulatory authorities may not agree with our interpretation. In addition, laws and regulations in China can change quickly with little advance notice. See “Risk Factors— Risks Relating to Doing Business in Hong Kong — Being based in and having the majority of our operations in Hong Kong pose risks to investors. Legal and operational risks associated with operations in mainland China may also apply to operations in Hong Kong.” on page 29.

If (i) we fail to obtain or maintain the requisite permissions or approvals from the Chinese government in a timely manner, should such permissions or approvals become necessary in the future; (ii) we inadvertently conclude that such permissions or approvals are not required; or (iii) there are changes in applicable laws, regulations, or their interpretations that may impose upon us the obligation to obtain such permissions or approvals in the future, we may face significant challenges in securing the required permissions or approvals, we may become vulnerable to regulatory actions or other sanctions imposed by the CSRC, the CAC, or other PRC regulatory authorities for non-compliance with any new regulatory requirements. The consequences of such non-compliance could be severe. The relevant regulatory authorities may order rectification, issue a warning, and impose a fine against us, persons directly in charge and other responsible personnel and the controlling shareholder or actual controller who organizes or instructs such violations, potentially resulting in material adverse effects on our operations and financial condition, which, in turn, could cause the value of our Class A ordinary shares to significantly decline or become worthless.

4

Implications of the Holding Foreign Companies Accountable Act

Under the HFCA Act, if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC will prohibit the securities of such issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous determinations accordingly.

On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCA Act (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditor. As it was originally enacted, the HFCA Act applied only if the PCAOB’s inability to inspect or investigate was due to a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCA Act now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

Our auditor, TAAD LLP, is headquartered in California in the U.S. and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. While we currently do not expect the HFCA Act to prevent us from listing our Class A ordinary shares in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese governments that could affect our listing status in the U.S. If we were identified as a “Commission-Identified Issuer” for two consecutive years, trading in our securities on U.S. markets would be prohibited.

For details about the risks associated with the enactment of the HFCA Act, see “Risk Factors—Risks Relating to Our Class A Ordinary Shares and This Offering—Our Class A ordinary shares may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our auditors. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.” on page 40.

5

Our Corporate and Ownership Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Securities Act of 1933, as amended, or the Securities Act, and certain other operating entities as of the date of this prospectus.

Notes:

(1)	PressLogic Inc. holds 90% of the equity interest of Lead Famous Limited. The remaining 10% interest in Lead Famous Limited is held by Admire Lead Limited, a company incorporated in British Virgin Islands, which is wholly owned by Mr. Cheung Ho Chak Ryan, our chairman and chief executive officer.
(2)	PressLogic Inc. holds 84.53% of the equity interest of Ample Advance Limited. The remaining 15.47% interest in Ample Advance Limited is held by Mr. Luk Kin Ting, a Hong Kong citizen.

As a holding company with no business operation, PressLogic Inc. relies on dividends distribution or payments from its Hong Kong and BVI subsidiaries to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. In connection with our Restructuring, PressLogic Inc. issued an additional 14,830,100 ordinary shares of a par value of US$0.0001 to PressLogic Holdings Limited, its then-parent company, for a total consideration of US$1,483.01. PressLogic Holdings Limited distributed these shares to its shareholders based on their pro-rata shareholding. As of the date of this prospectus, no dividends or distributions have been made to date from our Hong Kong or BVI subsidiaries to the holding company, and other than the distribution in specie in connection with our Restructuring, we have not made any dividend or distribution to shareholders, including U.S. Investors. There is no tax incurred or other tax consequences in connection with the distribution in specie. For details, see “Our History, Corporate and Ownership Structure” on page 50, and Note 1 and Note 17 of our consolidated financial statements, included elsewhere in this prospectus.

For the years ended December 31, 2023 and 2024 and the six months ended June 30, 2025, PressLogic Holdings Limited transferred funds of HK$0.4 million, HK$6.0 million (US$0.8 million), and nil, respectively, to its subsidiaries to meet their working capital needs. As of the date of this prospectus, no transfers, dividends and distributions have been made by the holding company to its subsidiaries.

6

Subject to the provisions in our Memorandum and Articles of Association, PressLogic Inc. is permitted under the laws of the Cayman Islands to provide funding to its subsidiaries in Hong Kong and BVI through loans or capital contributions without restrictions on the amount of the funds. Subject to the laws of the Cayman Islands and our current Memorandum and Articles of Association, PressLogic Inc.’s board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they deem fit if they are satisfied, on reasonable grounds, that immediately following the dividend PressLogic Inc. will be able to pay our debts as they become due. Our subsidiaries in Hong Kong and BVI may distribute earnings by dividends to PressLogic Inc., provided that the entity remains solvent after such distribution. Moreover, according to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. If our Hong Kong or BVI subsidiaries incur debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to its shareholders. We do not have cash management policies that dictate how funds are transferred between us, our subsidiaries or investors. Other than the above, currently there are no limitations on our ability to transfer cash between PressLogic Inc., its subsidiaries, or investors.

The PRC laws and regulations on foreign exchange do not currently have any material impact on transfer of cash from PressLogic Inc. to its Hong Kong and BVI subsidiaries or from its Hong Kong and BVI subsidiaries to PressLogic Inc. However, in the future, funds may not be available to support operations or for other uses outside of Hong Kong due to potential interventions or the imposition of restrictions by the PRC government on our ability or that of our subsidiaries to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A ordinary shares or cause them to be worthless.

PressLogic Inc. currently has a single class structure. The following diagram illustrates our pre-offering ownership structure, including our pre-offering percentage ownership as of the date of this prospectus.

Note:

For each person and group included in this diagram, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding, which is 14,840,100 ordinary shares, and the number of ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after the date of this prospectus.

7

Following the completion of this offering, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Mr. Cheung Ho Chak Ryan, our chairman and chief executive officer, will beneficially own all of our issued and outstanding Class B ordinary shares and will be able to exercise        % of the total voting power of our issued and outstanding share capital immediately following the completion of this offering, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes. For details, see “Description of Share Capital” on page 99. For risks associated with our dual class structure, please refer to “Risk Factors—Risks Relating to Our Class A Ordinary Shares and This Offering—Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.” on page 34.

The following diagram illustrates our post-offering ownership structure, including our post-offering ownership and voting power as of the date of this prospectus.

Notes:

(1)	For each person and group included in this diagram, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including ordinary shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (1) , which is the total number of ordinary shares outstanding immediately after the completion of this offering (assuming the underwriters do not exercise their over-allotment option to purchase additional Class A ordinary shares), and (2) the number of ordinary shares that such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus.
(2)	For each person or group included in this diagram, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group immediately after the completion of this offering with respect to all of our outstanding Class A and Class B ordinary shares as one class immediately after the completion of this offering (assuming the underwriters do not exercise their over-allotment option to purchase additional Class A ordinary shares).

For details, please refer to “Principal Shareholders” beginning on page 95.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

8

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Class A ordinary shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. See “Risk Factors—Risks Relating to Our Class A Ordinary Shares and This Offering—We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.” on page 37.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt under the Exchange Act from, among other things, the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year and we intend to publish our results on a quarterly basis. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt and will adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards, including the requirement that the majority of the board of directors must be independent. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards. For details, see “Risk Factors — Risks Relating to Our Class A Ordinary Shares and This Offering — As an exempted company incorporated in the Cayman Islands, the Company is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if the Company complied fully with such corporate governance listing standards.” on page 36.

Implications of Being a Controlled Company

Immediately following the completion of this offering, Mr. Cheung Ho Chak Ryan, our chairman and chief executive officer, will beneficially own Class B ordinary shares, representing        % of our total voting power, assuming that the underwriters do not exercise their option to purchase additional Class A ordinary shares, or        % of our total voting power, assuming that the option to purchase additional Class A ordinary shares is exercised by the underwriters in full. As a result, Mr. Cheung Ho Chak Ryan will have the ability to determine all matters requiring approval by stockholders including the election of directors, amendment of governing documents, and approval of major corporate transactions, and we will be a “controlled company” as defined under the Nasdaq Stock Market Rules following the completion of this offering.

As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. Currently, we do not plan to utilize the “controlled company” exemptions with respect to our corporate governance practice after we complete this offering as we plan to rely on Nasdaq’s rules that permit a foreign private issuer to follow its home country requirements to some extent concerning corporate governance issues and to continue to rely on these exemptions available to foreign private issuers in the event we were to lose our “controlled company” status.

Our Corporate Information

Our principal executive office is located at 26/F, Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay, Hong Kong. Our telephone number at this address is +852 3709 2787. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is        , located at        . Investors should contact us for any inquiries through the address and telephone number of our principal executive office.

Our principal website is https://www.presslogic.ai. The information contained on our website is not a part of this prospectus.

9

Conventions which Apply to This Prospectus

Unless we indicate otherwise, all information in this prospectus reflects the following:

●	“BVI” refers to the British Virgin Islands;

●	“China” or “PRC” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan, and only in the context of describing laws, rules, regulations, regulatory, governmental and judiciary authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters adopted by the authorities of mainland China in this prospectus, excludes Hong Kong, Macau and Taiwan, whereas the legal and operational risks associated with operating in China or PRC as described in the “Risk Factors” section also apply to our operations in Hong Kong.

●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share;

●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.0001 per share;

●	“HK$” or “Hong Kong dollars” or “HKD” refers to the legal currency of Hong Kong;

●	“Memorandum and Articles of Association” refers to the amended and restated memorandum of association and the articles of association of PressLogic Inc. adopted on April 10, 2025;

●	“shares” or “ordinary shares” refer to our Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;

●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board; and

●	“we,” “us,” “our company,” “our”, or “Group” refers to PressLogic Inc. and its subsidiaries as a group.

Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus are made at HKD7.852 to US$1.00, the exchange rate quoted by Hong Kong Monetary Authority on June 30, 2025. We make no representation that any Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, the rates stated below, or at all.

This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by Frost & Sullivan, a third-party industry research firm, to provide information regarding our industry and market position. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

10

The Offering

Offering price range	We currently estimate that the initial public offering price will be between US$ and US$ per Class A ordinary share.

Class A ordinary shares offered by us	Class A ordinary shares (or Class A ordinary shares if the underwriters exercise their over-allotment option in full, assuming no exercise of the Representative’s Warrants).

Over-allotment option	We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of Class A ordinary shares at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments. See “Underwriting” on page 115 of this prospectus.

Ordinary shares outstanding immediately after this offering	Class A ordinary shares, par value US$0.0001 per share (or Class A ordinary shares if the underwriters exercise their option to purchase additional Class A ordinary shares in full, assuming no exercise of the Representative’s Warrants), and Class B ordinary shares, par value US$0.0001.

Listing	We [have applied] to list our Class A ordinary shares on the Nasdaq under the symbol “ .” The Class A ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system. No assurance can be given that a liquid trading market will develop for our Class A ordinary shares. The approval of such listing on the Nasdaq is a condition to closing this offering.

Use of proceeds	Based on the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, we estimate that the net proceeds to us will comprise approximately US$ from this offering (or approximately US$ , if the underwriters exercise their option to purchase additional Class A ordinary shares in full), after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for the following purposes: (i) to further develop and enhance our proprietary data analytics and content platform; (ii) strategic marketing and customer acquisition initiatives; (iii) to expand our geographic presence; (iv) potential strategic investments and acquisitions, although we have not identified any specific investments or acquisition opportunities; and (v) general corporate purposes and working capital. See “Use of Proceeds” on page 43.

Lock-up	Our directors, executive officers and [shareholders] have agreed, subject to certain customary exceptions, for a period of six months following the date of this prospectus, not to offer, pledge, sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any other securities convertible into or exercisable or exchangeable for any ordinary shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares. See “Shares Eligible for Future Sale—Lock-Up Agreements” and “Underwriting—Lock-Up Agreements.”

In addition, the Company has agreed not to file or cause to be filed any registration statement with the SEC relating to the offering of any ordinary shares of the Company or any securities convertible into or exercisable or exchangeable for ordinary shares of the Company for a period of six months after the date of this prospectus.

11

Payment and settlement	The underwriters expect to deliver the Class A ordinary shares against payment on , 2025.

Transfer agent	[ ]

Risk Factors	See “Risk Factors” and other information included in this prospectus for discussions of the risks relating to investing in our Class A ordinary shares. You should carefully consider these risks before deciding to invest in Class A ordinary shares.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to additional Class A ordinary shares to cover over-allotments, if any, in connection with the offering.

Unless otherwise indicated, the number of ordinary shares that will be issued and outstanding immediately after this offering:

●	is based upon ordinary shares (including Class A ordinary shares and Class B ordinary shares) on an as-converted basis issued and outstanding as of the date of this prospectus; and

●	assumes no exercise of the underwriters’ option to purchase additional Class A ordinary shares [and no exercise of the Representative’s Warrants].

12

Our Summary Consolidated Financial Data

The following summary consolidated statements of income and comprehensive income and summary consolidated statements of cash flows data for the years ended December 31, 2023 and 2024 and summary consolidated balance sheets data as of December 31, 2023 and 2024 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of operations for the six months ended June 30, 2024 and 2025, summary consolidated balance sheet data as of June 30, 2025 and summary consolidated cash flow data for the six months ended June 30, 2024 and 2025 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with IFRS. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statements of income and comprehensive income data for the periods indicated.

	For the Year ended December 31,					For the Six Months ended June 30,
	2023		2024			2024		2025
	HK$	% of revenues	HK$	US$	% of revenues	HK$	% of revenues	HK$	US$	% of revenues
						(Unaudited)
Revenues	103,570,231	100.0	107,714,812	13,718,137	100.0	45,469,367	100.0	52,626,163	6,702,689	100.0
Cost of revenue	(31,640,351)	(30.5)	(33,326,733)	(4,244,362)	(30.9)	(13,929,386)	(30.6)	(14,570,385)	(1,855,745)	(27.7)
Gross profit	71,929,880	69.5	74,388,079	9,473,775	69.1	31,539,981	69.4	38,055,778	4,846,944	72.3
Selling and marketing expenses	(16,187,560)	(15.6)	(15,933,674)	(2,029,250)	(14.8)	(7,095,501)	(15.6)	(8,174,958)	(1,041,197)	(15.5)
General and administrative expenses	(43,338,733)	(41.8)	(38,070,384)	(4,848,495)	(35.3)	(18,361,968)	(40.4)	(20,730,129)	(2,640,276)	(39.4)
Research and development expenses	(9,771,388)	(9.4)	(9,348,597)	(1,190,601)	(8.7)	(4,654,750)	(10.2)	(2,659,968)	(338,785)	(5.1)
Total operating expenses	(69,297,681)	(66.9)	(63,352,655)	(8,068,346)	(58.8)	(30,112,219)	(66.2)	(31,565,055)	(4,020,258)	(60.0)
Income from operations	2,632,199	2.5	11,035,424	1,405,428	10.2	1,427,762	3.1	6,490,723	826,686	12.3
Finance income/(cost)	(259,095)	(0.3)	(987,230)	(125,730)	(0.9)	(615,085)	(1.4)	823,263	104,854	1.6
Other gain and loss	500,329	0.5	250,417	31,892	0.2	50,122	0.1	26,651	3,394	0.1
Income before tax expense	2,873,433	2.8	10,298,611	1,311,591	9.6	862,799	1.9	7,340,637	934,934	13.9
Income taxes expense	(341,523)	(0.3)	(1,125,215)	(143,303)	(1.0)	(279,502)	(0.6)	(1,079,722)	(137,518)	(2.1)
Net income	2,531,910	2.4	9,173,396	1,168,288	8.5	583,297	1.3	6,260,915	797,416	11.9

The following table presents our summary consolidated balance sheets data as of the dates indicated.

	As of December 31,			As of June 30,
	2023	2024		2025
	HK$	HK$	US$	HK$	US$
				(Unaudited)
Cash and cash equivalents	16,810,776	37,304,574	4,750,965	42,489,511	5,411,643
Trade receivables, net	29,400,289	34,572,473	4,403,015	26,645,348	3,393,663
Contract costs	146,392	757	96	757	96
Prepayments, other receivables and other assets	3,013,688	1,812,874	230,881	1,761,381	224,337
Deferred initial public offering costs	-	1,290,182	164,313	5,477,753	697,670
Total current assets	49,371,145	74,980,860	9,549,269	76,374,750	9,727,409
Total non-current assets	7,550,588	11,708,379	1,491,133	10,244,515	1,304,785
Total assets	56,921,733	86,689,239	11,040,402	86,619,265	11,032,194
Borrowing-current	4,100,000	16,843,334	2,145,101	16,449,493	2,095,076
Trade payable	1,781,500	985,969	125,569	2,494,424	317,700
Other payables and accruals	5,707,195	6,615,359	842,506	7,237,680	921,821
Lease liabilities – current	2,753,938	3,951,816	503,288	3,969,720	505,601
Contract liability	1,434,010	1,887,908	240,437	2,528,122	321,992
Due to related parties-current	16,175,424	17,791,886	2,265,905	10,955,114	1,395,289
Income tax payables	-	530,390	67,548	1,920,716	244,630
Total current liabilities	31,952,067	48,606,662	6,190,354	45,555,269	5,802,109
Total non-current liabilities	20,557,513	24,326,953	3,098,186	22,669,458	2,887,277
Total liabilities	52,509,580	72,933,615	9,288,540	68,224,727	8,689,386
Total liabilities and stockholders’ equity	56,921,733	86,689,239	11,040,402	86,619,265	11,032,194

13

The following table presents our summary consolidated cash flow data for the periods indicated.

	For the Year ended December 31,			For the Six Months ended June 30,
	2023	2024		2024	2025
	HK$	HK$	US$	HK$	HK$	US$
				(Unaudited)
Net cash provided by operating activities	881,214	13,735,939	1,749,355	5,206,277	11,982,297	1,526,115
Net cash used in investing activities	(233,744)	(386,180)	(49,182)	(220,021)	(176,054)	(22,423)
Net cash provided by / (used in) financing activities	(786,095)	6,974,423	888,235	10,321,107	(6,500,197)	(827,893)
Net increase/ (decrease) in cash and cash equivalents	(133,260)	20,493,798	2,610,010	15,597,650	5,184,937	606,829
Cash and cash equivalents, beginning of year	16,944,036	16,810,776	2,140,955	16,810,776	37,304,574	4,804,814
Cash and cash equivalents, end of year	16,810,776	37,304,574	4,750,965	32,408,426	42,489,511	5,411,643

14

Cautionary Statement Regarding Forward-Looking Statements

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “would,” “should,” “could,” “may,” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results, and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed, and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract customers and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	trends and competition in the digital marketing industry; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

15

Risk Factors

You are purchasing equity securities of PressLogic Inc., a Cayman Islands holding company, rather than equity securities of its operating subsidiaries. Such structure involves unique risks to investors in the Class A ordinary shares. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our Class A ordinary shares. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our Class A ordinary shares could decline, and you may lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

Our past performance is not indicative of our future growth, and our ability to sustain profitability in the future is uncertain.

Our net income increased from HK$2.5 million in 2023 to HK$9.2 million (US$1.2 million) in 2024. Our net income increased from HK$0.6 million in the six months ended June 30, 2024 to HK$6.3 million (US$0.8 million) in the six months ended June 30, 2025. We do not know if we will be able to continue to retain and increase profitability. We plan to continue to invest in our research and development and sales and marketing efforts, and we anticipate that our operating expenses will continue to increase as we scale our business and expand our operations. We also expect our general and administrative expenses to increase as a result of our growth and operating as a public company. Our ability to sustain and increase profitability is based on numerous factors, many of which are beyond our control. We may not be able to continue to retain or increase profitability in the future.

If we fail to attract new customers and adapt to the changing preferences and tastes of the audience, our business, financial condition, results of operations and growth prospects could be materially and adversely affected.

We operate in the digital marketing industry, which is fast-growing and constantly evolving. Our success depends on our ability to generate engaging digital content and appealing advertisements that align with the latest trends, thereby attracting traffic and potential customers to our media brands. Internet users are highly sensitive to content timing and relevance. If we cannot keep up with market trends or produce high-quality content, our audience may quickly lose interest, switch to competitors, and be reluctant to return to our brands.

Additionally, investment in content and service development often entails a long return on investment cycle. We have made, and will continue to make, significant investments in this area. Adapting to changing audience preferences requires substantial resources, and we may face challenges in executing our development strategy, including planning, timing, and technical hurdles that could impede our progress.

We are typically engaged by our customers on a project-by-project basis. Failure to retain existing customers, increase their spending or attract new ones could adversely impact our business and results of operations.

We do not have long-term marketing campaign contracts with customers, and a majority of our marketing campaign contracts are for a term of one to three months. Our customers are not obligated to use our platform on an exclusive basis, and they generally use multiple providers to manage their marketing spending. Accordingly, we must convince our customers to use our platform, increase their usage and spend a larger share of their online marketing budgets with us, and do so on an ongoing basis.

Our ability to achieve renewals of marketing campaign contracts and new sales depends on many factors, some of which are out of our control, including:

●	effectiveness of our solutions in meeting customers objective and expectation;

●	customer satisfaction with our solutions, including any new solutions that we may develop;

●	the competitiveness of our pricing and payment terms for our clients, which may, in turn, be constrained by our capital and financial resources;

●	our ability to tailor our solution offerings and delivery and pricing models in accordance with the evolving needs of our clients and end marketers;

●	our ability to expand our database and solutions to serve marketers in a wider range of industries and geographic regions;

16

●	mergers, acquisitions or other consolidation among marketers and marketing agencies, and

●	seasonality in online marketing business, which may be affected by the online spending cycles of marketers’ practices in marketing budget allocation, and the effects of global economic conditions on spending levels of marketers generally.

Therefore, we cannot assure you that clients that have generated marketing spending on our platform in the past will continue to spend at similar levels or that they will continue to use our platform at all. We may not be able to replace clients which decrease or cease their usage of our platform with new clients that spend similarly on our platform.

We cannot guarantee that our monetization strategies, including up-sale and cross-sale initiatives, will be successfully implemented or generate sustainable revenues and profits.

We are at the early stage of monetizing our multiple services, and our monetization model is evolving. Our monetization strategies primarily include, among others, leveraging our SAAS solutions MediaLens to up- and cross-sell our content marketing solutions. However, our monetization initiatives are uncertain and may not achieve the anticipated effect. For instance, we offer our SaaS solutions either free of charge or at a minimal subscription fee to drive client engagement, and our main revenue stream comes from selling content marketing solutions. There is no assurance that SaaS users will convert into content marketing customers or that our upselling and cross-selling efforts will succeed.

Furthermore, we cannot assure you that we can successfully implement the existing business model to generate sustainable revenues, especially with respect to our attempts in broadening the monetization model with limited track records, or that we will be able to develop new monetization strategies to grow our revenues. If we fail to maintain the implementation of our existing business model or develop new monetization approaches, we may not be able to maintain or increase our revenues or effectively manage any associated costs.

In addition, we may introduce new services for which we have little or no prior development or operating experience. If these new services fail to meet customer expectations or achieve expected adoption among customers, we may fail to diversify our revenue streams or generate sufficient revenues to justify our investments and costs, and our business and operating results may suffer as a result.

We rely on third-party social media platforms for distribution of our contents, any change in third-party social media platform policy, any decline or termination in the use of third-party social media platforms, and any deterioration of our relationships with these platforms, may materially affect our operations and business performance.

Most of our contents are distributed through our media brands on third-party social media platforms. The traffic on the third-party social media platforms will re-direct the followers to our websites and apps via the hyperlinks on the third-party social media platforms, hence creating advertising opportunities on the websites and mobile apps of our Group. Our digital marketing solutions heavily relies on third-party social media platforms not only in the exposure they provided for our contents and advertisements, but also to enhance user engagement and facilitate interactions between our advertisers and their target audience, which in turn enables us to deliver digital marketing solutions in an effective manner.

Any change in the third-party social media platforms’ policy for their algorithm of distributing our contents to followers on such platforms may reduce viewership, thereby undermining our reach to audience, who in turn are ultimate consumers of our advertisers’ products and services. If we fail to adjust to any policy change from such third-party social media platforms, our operations and business performance may be materially adversely affected. In addition, in the event of decline or termination in the use of third-party social media platforms, our audience may migrate to other media brands and our customers may also seek to conduct their advertising campaigns through the media brands of other competitors. If we fail to establish our presence on third-party social media platforms, or our audience profile on such third-party social media platforms fail to match with the target customers of our customers’ products and services, our business, results of operations and financial performance would be materially and adversely affected.

In particular, we rely on an online social networking platform for the boosting services for our digital advertising solutions with contents distributed on its platforms. This platform is one of the most influential platforms in Hong Kong. As our business model highly relies on the traffic and exposure of our contents on our media brands operated on the social media sites of this online social networking platform, it is unlikely that our demand for the boosting services from this platform will be shifted to other social media platforms. In the event that this platform increases the price of its services, the exposure of our online advertising solutions may drop significantly and may not be able to reach the advertiser’s desired amount of intended target audience, thereby reducing the effectiveness of our advertising solutions. This may, in the long run, deter us from retaining existing customers and attracting new customers and therefore be detrimental to our business operation and financial performance.

17

Our solutions and services are heavily dependent on APIs provided by third parties, including social media networks, and are thus subject to the relevant policies. If we lose access to data provided by such APIs or the terms and conditions on which we obtain such access become less favorable, our business operations could be adversely affected.

Our solutions and services depend heavily on the ability to access and integrate with third-party APIs. In particular, we have developed our platform and products to integrate with certain social media network APIs and the third-party applications of other parties. These APIs are governed by the policies and terms of use of the respective platform providers, which are subject to change at their discretion. The type and scope of data we are authorized to access through these APIs may be modified, restricted, or discontinued over time. If these platforms alter their data-sharing policies, impose stricter limitations on API access, or terminate our access altogether, our ability to provide accurate and comprehensive insights to our customers could be significantly impacted. Such changes may adversely affect our business operations, including our capacity to refine content strategies, analyze advertising performance, and deliver competitive intelligence. Additionally, any unfavorable modifications to the terms and conditions associated with API access could increase operational costs or necessitate changes to our services, as a result, our business operations and financial conditions may be adversely affected.

To date, we have not relied on negotiated agreements to govern our relationships with most data providers and, in general, we rely on publicly available APIs. As a result, in many cases, we are subject to the standard terms and conditions for application developers of such providers, which govern the distribution, operation and fees of such integrations, and which are subject to change by such providers from time to time.

We operate in a rapidly developing and competitive industry. The market in which we operate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for our digital marketing solutions is fragmented, constantly evolving, highly volatile, and highly competitive. In Hong Kong and Taiwan, the regulatory barriers to entering the digital advertising market are low, leading to fierce competition from various advertisers, including social media service providers, traditional publishers, online content creators, and individual influencers.

To remain competitive, we must deliver content and services that enhance the appeal of our media brands to our new and prospective customers. This requires us to:

●	avoid technology defects;

●	adapt to changing functionalities and APIs of social media networks;

●	ensure easy access to our brands and services;

●	provide immediate value and superior customer support; and

●	demonstrate value across multiple functions and channels

Failure to achieve these objectives, especially while maintaining competitive pricing, could result in customer dissatisfaction and adversely affect our business.

Our current and future competitors may gain competitive advantage through greater market recognition, longer operating histories, a wider range of products and services, and established relationships with social media networks. In addition, some may pursue acquisitions or strategic relationships to broaden their offerings, making it more challenging for us to compete effectively.

We anticipate ongoing competitive pressures as competitors seek to strengthen their market positions. Furthermore, emerging marketing media, channels or technology like AI content generation pose further threats, potentially reducing demand for our services and adversely affecting our business prospects.

Failure to adapt in this highly competitive and rapidly evolving environment could result in reduced revenue and/or loss of our market share, significantly impacting our business and financial performance.

18

If we fail to upgrade, and respond effectively to rapidly changing technology, our solutions and services may become less competitive and the demand for our solutions and services may diminish.

The digital marketing industry is subject to rapid technological change, evolving industry standards and practices and changing customer and user needs, requirements, tastes and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop and sell new solutions that satisfy our customers and provide enhancements and new features for our existing platform and brands that keep pace with rapid technological change in social media and the digital marketing industry, our revenue and operating results could be adversely affected. Our platform must also integrate with a variety of network, hardware, browser, mobile and software platforms, and technologies, and we must continuously modify and enhance our products to adapt to changes and innovation in these technologies. If new technologies emerge or our competitors are able to deliver solutions at lower prices or more efficiently, conveniently or securely, such technologies or solutions could adversely affect our ability to compete.

We may not be able to safeguard personal data of our audience and clients which may lead to penalty and/or claims by third parties which may in turn materially and adversely affect our reputation and business. Any cyber-attacks, unauthorized access, significant data breach, or other security incidents or data breaches that affect our platforms, networks or systems, or those of our service providers or our customers could negatively affect our business, result in significant data losses or the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.

We collect, receive, use, retain, store and process various personal data and other information of our audience, subscribers and users of our websites, mobile applications and our social media platforms operated on third party social media. Any cyber-attacks, unauthorized access, significant data breach, or other security incidents or data breaches that affect our platforms, networks or systems, or those of our service providers or our customers could negatively affect our business, result in significant data losses or the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.

We have implemented an internal IT security policy, which outlines the mandatory minimum security requirements for the protection of all our information systems and data assets. However, we cannot guarantee that such measures can entirely mediate the aforementioned risks. We could be found liable in litigation or public investigation as a result of our failure or perceived failure to comply with our privacy policy statement, or applicable privacy laws or regulations, or any unauthorized leak or use of personal data. Such failure would have an adverse impact on our reputation and the operation of our business.

Changing regulations and increased awareness relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and harm our brand.

We primarily target internet users in Hong Kong, and we are primarily subject to the laws and regulations on online marketing and enterprise solutions, including data and privacy laws in Hong Kong. The collection, storage, hosting, transfer, processing, disclosure, use, security and retention and destruction of personal information required to provide our services is subject to Hong Kong and foreign privacy, data protection and cyber security laws and ordinances. These laws and ordinances, which are not uniform, generally do one or more of the following: regulate the collection, storage, hosting, transfer (including in some cases, the transfer outside the country of collection), processing, disclosure, use, security and retention and destruction of personal information; require notice to individuals of privacy practices; give individuals certain access and correction rights with respect to their personal information; and regulate the use or disclosure of personal information for secondary purposes such as marketing. Under certain circumstances, some of these laws require us to provide notification to affected individuals, customers, data protection authorities and/or other regulators in the event of a data breach. In many cases, these laws apply not only to third-party transactions, but also to transfers of information among the Company and its subsidiaries.

19

We believe that providing insights from data through our SaaS solutions, including machine learning, will become increasingly important as a value-add to our digital marketing solutions. However, the ability to provide data-driven insights may be constrained by current or future regulatory requirements or ethical considerations that could restrict or impose burdensome and costly requirements on our ability to leverage data in innovative ways. Complying with privacy, data protection and cyber security laws and requirements may result in significant costs to our business and require us to amend certain of our business practices. Further, enforcement actions and investigations by regulatory authorities related to data security incidents and privacy violations continue to increase. The future enactment of more restrictive laws, rules or regulations and/or future enforcement actions or investigations could have a materially adverse impact on us through increased costs or restrictions on our businesses and noncompliance could result in significant regulatory penalties and legal liability and damage our reputation. In addition, data security events and concerns about privacy abuses by other companies are changing consumer and social expectations for enhanced privacy and data protection. As a result, even the perception of noncompliance, whether or not valid, may damage our reputation.

Additionally, if the third parties we work with, such as vendors or developers, violate applicable laws or regulations or our policies, such violations may also put our customers’ and their users’ and consumers’ or other social media audiences’ content at risk and could in turn have an adverse effect on our business. Any significant change to applicable laws, regulations, industry practices or the terms and conditions of these third parties regarding the collection, use, retention, security or disclosure of such content, or regarding the manner in which the express or implied consent of such persons for the collection, use, retention or disclosure of such content is obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete and may limit our ability to store and process user data or develop new services and features. All of these implications could adversely affect our revenue, results of operations, business and financial condition.

Changes in laws and regulations related to the internet, perceptions toward the use of social media and changes in internet infrastructure itself may diminish the demand for our platform or products and could adversely affect our business and results of operations.

The success of our business depends upon the continued use of the internet and social media networks. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees or other charges for accessing the internet, generally. These laws, taxes, fees or charges could limit the use of the internet or decrease the demand for internet-based solutions.

The public’s increasing concerns about privacy and the use of social media may negatively affect the use or popularity of social media networks, and, in turn, adversely affect our business. For example, negative publicity surrounding particular forums of social media may have an adverse effect on our customers’ and prospective customers’ perceived value of our solution and willingness to purchase subscriptions or expand such subscriptions to more users or additional departments across their organizations. Similarly, enhanced scrutiny may lead to an increase in regulation of social media, which in turn could change the data or the manner in which data is shared by social media networks to social media management providers and other developers. Any change to the data we receive from social media networks or other third parties may negatively affect the functionality of our platform and solutions.

In addition, the use of the internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. The performance of the internet and its acceptance as a business tool have been adversely affected by “viruses,” “worms” and similar malicious programs, as well as the risks associated with other types of security breaches. If the use of the internet is reduced as a result of these or other issues, then demand for our platform and products could decline, which could adversely affect our revenue, business, results of operations and financial condition.

Our contents may expose us to potential liabilities.

If any of the contents or advertisement on our media platforms contains any false description to any goods or services supplied, any obscene or indecent article, any defamatory materials or copyright infringe work, we as the publisher of the contents and advertisement on our digital media platforms, no matter whether the contents are primarily produced by us or provided by our customers, will be liable, whether or not our customers are also liable for contents provided and/or approved by them. We may be charged by the relevant authorities for breach of the relevant laws and regulations. We may also be liable to compensate (i) the copyright owner if the contents or advertisement on our media platforms contains copyright infringing work or (ii) the subject of the contents or advertisement if it contains defamatory remark against the subject, and/or publish any clarification notice or apology (as the case maybe).

20

If we are involved in any claim, dispute and/or litigation in relation to infringement of intellectual property rights of other third parties, accusation of defamation or other third parties’ rights, we may need to devote significant time and resources to defend ourselves. If we are unable to defend ourselves in such claim, dispute and/or litigation, we may be liable to payment of substantial compensation or other sanctions such as compliance with injunction order requiring us to remove the content in question or take other steps to prevent infringement which could impact our financial condition adversely. Such claim, dispute and/ or litigation might also taint our reputation, thus deterring our customers from engaging in our services and harming our financial performance.

We may experience breakdowns in our information technology systems or undetected programming errors or other defects that could disrupt our business operations

Our business heavily depends on the stable operation of our information technology systems including the software and hardware, which we utilize to, among other things, support our daily operation, including the hosting of our websites, social media accounts and mobile apps for our media brands; analyze viewers behaviors; and design, execute and place contents and advertisements on our platforms.

A system malfunction, undetected programming errors, or other defects could seriously disrupt or even paralyze our business operations. During such malfunction, we may also fail to deliver our services and products to our customers in timely manner and affect our business relationships with our customers. Our hardware systems are also vulnerable to a variety of events, including, among others, telecommunications failures, power shortages, malicious human acts and natural disasters, which would also lead to disruption to our business operations that could lead to a material adverse effect on our financial condition.

We rely on third-party data centers and cloud computing providers, and any interruption or delay in service from these facilities could impair the delivery of solutions and harm our business.

We currently serve our customers from third-party data centers and cloud computing providers located around the world. Some of these facilities may be located in areas prone to natural disasters and may experience events such as earthquakes, floods, fires, severe weather events, power loss, computer or telecommunication failures, service outages or losses, and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct or cybersecurity issues, human error, terrorism, improper operation, unauthorized entry and data loss. In the event of significant physical damage to one of these data centers, it may impair the delivery of solutions and harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data centers that we use.

21

We are required to comply with laws and regulations across jurisdictions, which may include obtaining and maintaining permits and licenses to operate certain aspects of our business operations.

We are required to comply with laws and regulations across jurisdictions we operate in, which primarily includes Hong Kong and Taiwan. In accordance with the relevant laws and regulations, we are required to maintain various approvals, licenses, permits and filings to operate our business, including but not limited to our business licenses. The obtaining of these approvals, licenses, permits and filings are subject to satisfactory compliance with, among other things, licensing conditions and the applicable laws and regulations. Such licenses are valid for specified periods and subject to renewals on expiry. Any failure to renew such licenses may materially and adversely affect our business, financial condition and results of operations.

If we fail to offer customer service and support in an effective and timely manner, or if the cost of such support is not consistent with corresponding levels of revenue, our business could be negatively affected.

When engaging with our media brands’ platforms, our customers depend on our customer service and support to resolve technical and operational issues in a timely manner. We may be unable to respond quickly enough to accommodate short-term increases in demand for customer or product support. We also may be unable to modify the nature, scope and delivery of our professional services or customer support to compete with changes in solutions provided by our competitors. Increased customer demand for support, without corresponding revenue, could increase costs and adversely affect our results of operations and financial condition. Our sales are highly dependent on our reputation and on positive recommendations from our existing customers. Any failure to maintain customer support, or a market perception that we do not maintain high-quality platform and products, could adversely affect our reputation, our ability to attract customers to advertise on our platforms, and in turn our business, results of operations and financial condition.

We may not be able to price our products and services at our desired margins as a result of any decrease in our bargaining power or changes in market conditions.

Demand for our platform is also price sensitive. Many factors, including the decrease in our bargaining and the changes in market conditions. Our bargaining power may decrease if our competitors offer lower priced or free products or services that compete with our products and services. Even if such products do not include all the features and functionality that our products and services provide, our bargaining power may be disadvantaged to the extent that users find such alternative products to be sufficient to meet their needs. In addition, our ability to price our products and services at our desired margins may also be affected by changes in market conditions, if there are any changes that adversely affect the economy and the market, we may be forced to price our products at a lower cost to retain and attract customers. There can be no assurance that we will not be forced to engage in price-cutting initiatives or other discounts or to increase our sales and marketing and other expenses to attract and retain customers in response to competitive pressures, either of which would harm our business and operating results.

We may not be able to develop and gain market acceptance of new solutions successfully, expand our business into new geographic markets in a timely manner, or at all.

The market acceptance of our solutions is critical to our success and the expansion of our business. Demand for our solutions is affected by a number of factors, many of which are beyond our control, including the changing preference of audiences, the timing of development and release of new solutions, features and functionality introduced by us or our competitors, technological change and the growth or contraction of the industry in which we compete.

In addition, we expect that an increasing focus on customer preferences and the growth of various marketing solutions and new technologies will profoundly impact the digital marketing industry. If we are unable to develop and gain market acceptance of new solutions successfully, we may not be able to expand our business into new geographic markets in a timely manner, or at all.

Our business operation is exposed to credit risk and timing mismatch between receipt of payments from clients and payments to suppliers, and any material payment delays or defaults by our clients may adversely affect our cashflow and financial position.

Credit terms offered to our clients vary on a project-by-project basis, typically ranging from 30 to 60 days, with the maximum being 90 days. While we typically require upfront payment from new clients, we do not require any payment of deposit or upfront payment from existing clients, which we believe is in line with industry practice. Meanwhile, the credit term offered by our suppliers to us is generally shorter, leading to timing mismatch between receipt of payments from our clients and payments to our suppliers. For the years ended December 31, 2023 and 2024 and the six months ended June 30, 2025, our trade payables turnover days were approximately 13 days, 15 days and 22 days, respectively, while our trade receivables turnover days for the relevant periods were approximately 109 days, 108 days and 106 days, respectively. Such timing mismatch exposes our business operation to credit risk that could adversely affect our cash flow and profitability in the event of any material payment delay or default by our clients.

22

Our cash flow and therefore profitability would be adversely affected if we experience delay in recovering our trade receivables. Even if the payment was subsequently recovered, the recovery process is usually burdensome along with extra time and resources spent. We cannot guarantee partial or full recovery for every outstanding payment, especially for our advertising agency clients who usually only make payment to us after receiving payment from their customers. Failure to secure adequate payments in time or to manage past due debts effectively could have a material and adverse effect on our business, financial position and results of operations.

We are subject to supplier concentration risks.

The potential loss of business from any of our major suppliers could have a material adverse effect on our business and results of operations. For the year ended December 31, 2023, one supplier, Meta Platforms Ireland Ltd., which was a third-party social media platform provider, accounted for 63.9% of our cost of revenue. For the year ended December 31, 2024 and the six months ended June 30, 2024 and 2025, the same supplier accounted for 60.7% , 63.9% and 60.7% of our cost of revenue, respectively. Should any of the above suppliers or other significant suppliers terminate their relationship with us or significantly reduces their supplies, our business and financial results could be materially and adversely affected. In the event one or more major suppliers undergo bankruptcy or similar proceedings that negatively impact their contractual obligations and render them unable to provide adequate supplies to us, our business, financial condition and results of operations may be adversely affected.

We recognize revenue over the delivering of performance obligations in our customers’ contracts. Consequently, increases or decreases in new sales may not be immediately reflected in our results of operations and may be difficult to discern.

We recognize revenue as we fulfill performance obligations in our customer contracts, which may extend over multiple periods. As a result, the increases or decreases in new sales may not be immediately reflected in our results of operations, which makes it difficult to assess our short-term business performance. If our sales growth declines, the impact may only become apparent over time, and the adverse impact on our results of operations may be difficult to discern. Similarly, an increase in new sales may not lead to an immediate boost in our revenue. This timing mismatch could create uncertainty for investors and analysts evaluating our financial performance, which could potentially affect the prices of our shares.

Our sales cycle can be long and unpredictable.

We cooperate with clients on a range of projects, some of which may be complex, depending on our clients’ needs. The timing of our sales for projects that involve a higher level of complexity and customization is difficult to predict because of the length and unpredictability of the sales cycle. We are often required to spend additional time and resources familiarizing ourselves with the business and ideas of these clients to provide them with complex and customized services that meet their needs. The length of our sales cycle for these clients, from order placement to the fulfillment of our service, is often around three to six months or more, and can vary substantially from client to client. As a result, it is difficult to predict whether and when a sale will be completed.

Indemnification provisions in various subscription agreements to which we are party potentially expose us to substantial liability for infringement, misappropriation or other violation of intellectual property rights, data protection and other losses.

Our agreements with our customers and other third parties may include indemnification provisions under which we agree to indemnify or otherwise be liable to such third party for losses suffered or incurred as a result of claims of infringement, misappropriation or other violation of intellectual property rights, data protection, damages caused by us to property or persons, or other liabilities relating to or arising from our software, services, platform, our acts or omissions under such agreements or other contractual obligations. In addition, customers sometimes require us to sign non-disclosure agreements and indemnify, or otherwise be liable to them for breach of confidentiality or failure to implement adequate security measures with respect to their data stored, transmitted or processed by our media platforms. Some of these indemnity agreements provide for uncapped liability and indemnity provisions often survive termination or expiration of the applicable agreement.

23

We may in the future receive indemnification requests from our customers related to such claims. Large indemnity payments could harm our business, financial condition and results of operations. Although we attempt to contractually limit our liability with respect to such indemnity obligations, we are not always successful and may still incur substantial liability related to them, and we may be required to cease use of certain functions of our media platforms or products as a result of any such claims. Any dispute with a customer or other third party with respect to such obligations could have adverse effects on our relationship with such customer or other third party and other existing or prospective customers, reduce demand for our products and services and adversely affect our business, financial conditions and results of operations. In addition, although we carry general liability insurance, our insurance may not be adequate to indemnify us for all liability that may be imposed or otherwise protect us from liabilities or damages with respect to claims alleging compromises of customer data, and any such coverage may not continue to be available to us on acceptable terms or at all.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

We believe that our future success depends significantly on our continuing ability to attract, develop, motivate and retain our senior management and a sufficient number of experienced and skilled employees or consultants. We benefit from the track record of our senior management team. Our combined team offers deep industry experience throughout the digital marketing industry, as well as in-depth knowledge of the respective market.

Qualified individuals are in high demand, particularly in the digital marketing industry, and we may have to incur significant costs to attract and retain them. The loss of any member of the senior management team or such specialists could be highly disruptive and adversely affect our business operations in respect of a particular stakeholder or more broadly impact our future growth. Moreover, if any of these individuals joins a competitor or undertakes a competing business, we may lose crucial business secrets, personal relationships, technological know-how and other valuable resources, notwithstanding our contractual arrangements designed to mitigate this loss.

We may need additional capital in the future to pursue our business objectives. If we cannot obtain additional capital on acceptable terms, or at all, our business, financial condition and results of operations may be materially and adversely affected.

We may need to raise additional capital to respond to business challenges or opportunities, accelerate our growth, develop new offerings or enhance our technological capacities. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing results of operations. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

We may not be able to adequately protect our intellectual property and proprietary rights, which could harm our future success and competitive position.

Our future success and competitive position depend in part upon our ability to obtain and maintain intellectual property rights used in our services and solutions. We may not always be successful in preventing the unauthorized use of our existing intellectual property rights by our competitors. If we are not successful in protecting our intellectual property, it may result in the loss of valuable technologies or require us to make payments to other companies for infringing on their intellectual property rights.

We generally rely on patent, trade secret and copyright laws as well as confidentiality agreements with other parties to protect our intellectual property rights; however, some of them may not be protected. A third party could copy or otherwise obtain and use our intellectual property rights without authorization. Additionally, third parties may assert infringement or other intellectual property claims against us based on their patents or other intellectual property rights. Litigation may be necessary for us to defend against claims of infringement or to protect our intellectual property rights and could result in substantial cost to us and diversion of our efforts. Further, we might not prevail in such litigation, which could harm our business and could result in us having to obtain a license to sell our products or pay substantial royalties. If we fail to obtain or maintain adequate protection of our intellectual property rights for any reason, we may not be able to build name recognition in our markets of interest and our competitive position may be adversely affected, which could also have a material adverse effect on our business, results of operations and financial condition.

24

We may be subject to claims by third parties for intellectual property rights infringements, which could cause us to incur significant legal expenses and prevent us from promoting our solutions and services.

Our success depends on our ability to develop our services and solutions without infringing the intellectual property or other rights of third parties. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. We could also in the future be subject to claims that we or our employees, consultants or advisors have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of current or former employers, competitors or other third parties.

The defense and prosecution of intellectual property suits, patent opposition proceedings, trademark disputes and related legal and administrative proceedings can be both costly and time consuming and may significantly divert our resources and the attention of our management personnel. An adverse ruling in any such litigation or proceedings could subject us to significant liability to third parties. Intellectual property litigation may lead to unfavorable publicity, which may harm our reputation and cause the market price of the Company’s ordinary shares to decline, and any unfavorable outcome from such litigation could limit our development activities and/or our ability to develop, market or sell our solutions.

Use of generative artificial intelligence tools may require additional investment and costs, and pose unique risks to our business and could subject us to legal liability.

Uncertainty around new and emerging AI applications, such as generative AI content creation, may require additional investment in the development of proprietary datasets and machine learning models, development of new approaches and processes to provide attribution or remuneration to content creators, and the development of systems that enable creators to exert more control over how their work is utilized in AI development, which may be costly and could impact our profit margin. Developing, testing, and deploying AI systems may also increase the cost profile of our service offerings due to the nature of the computing costs involved in such systems.

We use generative AI tools in our business. Generative AI tools producing content that can be indistinguishable from that generated by humans is a relatively novel development, with benefits, risks, and liabilities still unknown. As our platform leverages a combination of internally developed AI processes and third-party AI products and we have little or no insight into the third-party content and materials used to train these generative AI tools, or the extent of the original works which remain in the outputs. As a result, we may face claims from third parties claiming infringement of their intellectual property rights of materials or content we believed to be available for use and not subject to license terms or other third-party proprietary rights. We could also be subject to claims from the providers of the generative AI tools, if we use any of the generated materials in a manner inconsistent with their terms of use.

Any of these claims could result in legal proceedings and could require us to purchase a costly license, or limit or cease using the implicated software, or other materials or content unless and until we can re-engineer such materials or content to avoid infringement or change the use of, or remove, the implicated third-party materials, which could reduce or eliminate the value of our service offerings. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, results of operations, financial condition, and future prospects.

Additionally, artificial intelligence presents emerging ethical issues and if we enable or offer solutions that draw controversy due to their perceived or actual impact on society, we may experience brand or reputational harm, competitive harm or legal liability. Potential government regulation in the space of artificial intelligence ethics may also increase the burden and cost of research and development in this area, subjecting us to brand or reputational harm, competitive harm or legal liability. Failure to address artificial intelligence ethics issues by us or others in our industry could undermine public confidence in artificial intelligence and slow adoption of artificial intelligence in our products and services.

25

We use certain open source technology in our business, which could expose us to information security vulnerabilities, result in failures, errors and defects, or subject us to possible litigation or to certain unfavorable conditions.

We use open source technology in connection with our solutions. Some open source technology licenses require users who distribute open source technology as part of their technology to publicly disclose all or part of the source code to such technology or make available any derivative works of the open source code (which may include our modifications or product code into which such open source software has been integrated) on unfavorable terms allowing further modification and redistribution and at no or nominal cost, and we may be subject to such terms. The terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these open source licenses could be construed in a way that imposes unanticipated conditions or restrictions on our ability to commercialize our products. While we monitor our use of open source technology and try to ensure that none is used in a manner that would require us to disclose source code that we have decided to maintain as proprietary or that would otherwise breach the terms or fail to meet the conditions of an open source license or third-party contract, such use could inadvertently occur, or could be claimed to occurred, in part because open source license terms are often ambiguous. We could be subject to suits by parties claiming ownership of or demanding release of, the open source software or derivative works that we developed using such technology, which could include our proprietary source code, or otherwise seeking to enforce the applicable open source licensing terms or alleging that our use of such software infringes, misappropriates or otherwise violates a third party’s intellectual property rights. We may as a result be subject to claims for breach of contract, infringement of intellectual property rights, or indemnity, required to release our proprietary source code, pay damages, royalties, or license fees or other amounts, seek licenses, re-engineer our applications, discontinue sales in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business. Any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of the applicable license could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours.

Additionally, the use of certain open source technology can lead to greater risks than use of third-party commercial technology, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source technology, and we cannot ensure that the authors of such open source technology will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source technology, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have processes to help alleviate these risks, including a review process for screening requests from our developers for the use of open source technology, but we cannot be sure that all open source technology is identified or submitted for approval prior to use in our products and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have an adverse effect on our business, financial condition, and results of operations.

If our insurance coverage is insufficient, we may be subject to significant costs and business disruption.

We provide medical and compensation insurance for our employees. However, we do not maintain key-man, business interruption, or product liability insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

If we fail to comply with labor and work safety, we could be exposed to penalties, fines, suspensions or action in other forms.

Our operations are subject to the labor and work safety laws and regulations promulgated by the Hong Kong and Taiwan government and the laws and regulations of other jurisdictions which may be applicable to us. These laws and regulations require us to contribute to mandatory provident fund and maintain safe working conditions. We could be exposed to penalties, fines, suspensions or actions in other forms if we fail to comply with these laws and regulations. The laws and regulations in Hong Kong and Taiwan may be amended from time to time and changes in those laws and regulations may cause us to incur additional costs in order to comply with the more stringent rules. In the event that changes to existing laws and regulations require us to incur additional compliance costs or require costly changes to our production process, our costs could increase, and we may suffer a decline in sales and revenues, as a result of which our business, results of operations and financial condition could be materially and adversely affected.

26

We may grant share-based awards under our share incentive plan, which may result in share-based compensation expenses.

We adopted a share option scheme in April 2025 (the “2025 Equity Incentive Plan”). The maximum total number of ordinary shares which may be issued under the 2025 Equity Incentive Plan is 2,618,841. As of the date of this prospectus, no options have been granted under such plan and we have not incurred any share-based compensation. For more information on our share incentive plan, see “Management — Equity Incentive Plan.”

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As we grant share-based incentives in the future, we will incur share-based compensation expenses, which may have an adverse effect on our results of operations.

Our acquisitions and investments may not be successful in achieving their intended goals.

We may determine in the future to expand our solutions and services through acquisitions and investments. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. Our ability to acquire and integrate other companies and assets, particularly larger or more complex companies, or technologies, in a successful manner remains subject to uncertainty. Any completed acquisitions or investment may not achieve their intended goals and could be viewed negatively by customers, suppliers, business partners or investors. It may also divert management time and focus from operating our business to addressing acquisition and investment challenges. Our lack of familiarity with and experience in the respective industry segments or geography may also expose us to challenges and uncertainties.

We, our directors, management and employees are exposed to various risks related to legal or administrative proceedings or claims that could have an adverse effect upon our business, financial condition, results of operations and reputation, and may cause loss of business.

We, our directors, management and employees may be subject to various legal and administrative proceedings, regulatory inquiries and claims from time to time, including those arising in the ordinary course of our business. These proceedings, including class actions, in general can be expensive, lengthy and disruptive to our normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Agreements entered into by us sometimes include indemnification provisions which may subject us to costs and damages in the event of a claim against an indemnified third party.

We cannot assure you that we will not be involved in any such legal or administrative proceedings in the future and we may face increasing regulatory inquiries during the growth of our business. If one or more legal or administrative matters, including ongoing ones, are resolved against us, or an indemnified third party seeks certain amounts in excess of our management’s expectations, or certain injunctions are granted to prevent our operation, our business and financial condition could be materially and adversely affected. As a result, we could be subject to significant compensatory or punitive monetary damages, disgorgement of revenue or profits, remedial corporate measures, cessation of business operation, injunctive relief or specific performance against us that could materially and adversely affect our financial condition and operating results.

Regardless of the merits, responding to allegations, litigation or legal or administration proceedings and defending against litigation can be time-consuming and costly, and may result in us incurring substantial legal and administrative expenses, as well as diverting the attention of our management. Any such allegations, lawsuits or proceedings could have a material adverse effect on our business operations. Further, unfavorable outcomes from these claims or lawsuits could adversely affect our business, financial condition and results of operations.

27

Our results of operations may fluctuate from quarter to quarter, which makes them difficult to predict.

Our results of operations and financial metrics, including the levels of our revenue, gross margin, profitability, and cash flow, have fluctuated in the past and may vary significantly in the future. As a result, quarter to quarter comparisons of our results of operations may not be meaningful and the results of any one quarter should not be relied upon as an indication of future performance. Our results of operations may fluctuate from quarter to quarter as a result of a variety of factors, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Fluctuation in results of operations may negatively impact the value of our shares. Factors that may cause fluctuations in our results of operations include, without limitation, those listed below:

●	fluctuations in the demand for our solutions and services and the market for advertisers like ours;

●	our ability to attract new customers or retain existing customers;

●	variability in our sales cycle, budgeting cycles and purchasing priorities of our customers;

●	the addition or loss of large customers, including through acquisitions or consolidations;

●	the timing of sales and recognition of revenue, which may vary as a result of changes in accounting rules and interpretations;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

●	network outages or actual or perceived security breaches or other incidents;

●	general economic, market and political conditions;

●	changes in our pricing policies or those of our competitors;

●	the mix of services sold during a period;

●	the timing and success of introductions of new products and solutions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners.

We face risks related to natural and other disasters, including outbreaks of health epidemics, and other extraordinary events, which could significantly disrupt our operations.

Areas or regions where we operate may be exposed to the outbreak of epidemics, including COVID-19, swine influenza, avian influenza, middle east respiratory syndrome (MERS-CoV) and severe acute respiratory syndrome (SARS-CoV). These epidemic outbreaks may affect us in various ways, including disrupting our operations, or limiting the availability of resources essential for our business. Besides, government authorities may adopt certain hygienic measures, including quarantines or closures of our offices, travel and transportation restrictions, and import and export restrictions. Any of the above circumstances may materially slow down regional or national economic development and may have a material adverse effect on our business and results of operations.

Similarly, natural disasters, acts of war, terrorist activity, threats of war or terrorist activity, social unrest and the corresponding heightened travel security measures instituted in response, as well as geopolitical uncertainty and international conflict and tension, may affect regional and national economic development in areas where we operate. As a result, our business, financial condition and results of operations may be materially and adversely affected. In addition, we may not be adequately prepared in terms of contingency planning or have recovery measures in place to deal with a major incident or crisis. As a result, our operational continuity and our reputation may be materially and adversely affected.

28

RISKS RELATING TO DOING BUSINESS IN HONG KONG

As PressLogic Inc. is not a Chinese operating company but a Cayman Islands holding company with no business operations of its own, it relies on dividends distribution or payments from its Hong Kong and BVI subsidiaries to fund its cash and financing requirements.

PressLogic Inc. is not a Chinese operating company but a Cayman Islands holding company with no business operations of its own, and may rely on dividends distribution or payments from its Hong Kong and the BVI subsidiaries to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. Chinese regulatory authorities could disallow this holding company structure, which would likely result in a material change in our operations and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Subject to the provisions in our Memorandum and Articles of Association, PressLogic Inc. is permitted under the laws of the Cayman Islands to provide funding to its subsidiaries in Hong Kong and BVI through loans or capital contributions without restrictions on the amount of the funds. Subject to the laws of the Cayman Islands and our current Memorandum and Articles of Association, PressLogic Inc.’s board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they deem fit if they are satisfied, on reasonable grounds, that immediately following the dividend PressLogic Inc. will be able to pay our debts as they become due. Our subsidiaries in Hong Kong and BVI may distribute earnings by dividends to PressLogic Inc., provided that the entity remains solvent after such distribution. Moreover, according to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. If our Hong Kong or BVI subsidiaries incur debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to PressLogic Inc.

Currently, there are no restrictions on foreign exchange, and other than as described above, there are no limitations on our ability to transfer cash between PressLogic Inc., its subsidiaries, or investors. The PRC laws and regulations on foreign exchange do not currently have any material impact on transfer of cash from PressLogic Inc. to its Hong Kong and BVI subsidiaries or from its Hong Kong and BVI subsidiaries to PressLogic Inc. However, in the future, funds may not be available to support operations or for other uses outside of Hong Kong due to potential interventions or the imposition of restrictions by the PRC government on our ability or that of our subsidiaries to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A ordinary shares or cause them to be worthless.

Being based in and having the majority of our operations in Hong Kong pose risks to investors. Legal and operational risks associated with operations in mainland China may also apply to operations in Hong Kong.

While we primarily operate through our subsidiaries and branches in Hong Kong and Taiwan and currently do not have, or intend to set up, any subsidiary or any contractual arrangement to establish a VIE structure with any entity in mainland China, legal and operational risks associated with operations in mainland China may also apply to operations in Hong Kong.

Pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). However, we still face risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to our operating entities in Hong Kong.

The PRC government has initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, the CAC and a number of other departments under the State Council promulgated the Cybersecurity Review Measures on December 28, 2021, which became effective on February 15, 2022. According to this regulation, (i) critical information infrastructure operators, or CIIO, purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, and (ii) network platform operators with personal information of more than 1 million users who want to list abroad, are required to conduct cybersecurity review.

29

We collect and store certain data (including certain personal information) from our clients, some of which may involve individuals in Mainland China, in connection with our business and operations for recruitment and marketing purposes. However, as of the date of this prospectus, we collect only basic personal information, such as registered names and contact details, of fewer than one million PRC individuals after obtaining due consent, and we do not process any biometric or other sensitive personal data. In addition, all of the data we have collected is stored in servers located outside Mainland China. On this basis, as advised by our PRC counsel, Fieldfisher, we do not believe we fall into any categories under Personal Information Protection Law of the People’s Republic of China or Provisions on Promoting and Regulating Cross-border Data Transfer that would require us or our subsidiaries to obtain any permission or approval for carrying out the business that we presently engage in. In addition, we are not operating any business as a “network platform operator” in China, and as of the date of this prospectus, we have not received any notice from any PRC authority that determine us or our subsidiary as a “network platform operator”. On this basis, as advised by our PRC counsel, Fieldfisher, we do not believe we are subject to the PRC cybersecurity review for this offering. However, these laws and regulations are relatively new. There are uncertainties with regard to their interpretation and enforcement and the PRC regulatory authorities may not agree with our interpretation.

The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. Additionally, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies, which could significantly limit or completely hinder the ability of China-based companies to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The PRC legal system is evolving rapidly, and enforcement of certain laws, regulations and rules may further change or develop with little advance notice. The Chinese government may exercise significant oversight over the conduct of business in Hong Kong and may intervene or influence our operating subsidiaries’ operations at any time.

The PRC government has, in recent years, published new policies that significantly affected certain industries, including the internet sector. It is possible that the PRC government will release additional regulations or policies in the future that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

For example, on February 17, 2023, the CSRC, promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, along with five supporting guidelines. These regulations became effective on March 31, 2023. According to the Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either through direct or indirect means, are required to complete the filing procedure with the CSRC and report relevant information. The Trial Measures provide that if the issuer meets the following criteria at the same time, the overseas securities offering and listing conducted by such issuer will be deemed as an indirect overseas offering subject to the filing procedures as set forth under the Trial Measures: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited combined financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in mainland China.

As of the date of this prospectus, we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China. Nor do we or any of our subsidiaries have any operation in Mainland China. All our officers and substantially all members of our board of directors are based in Hong Kong and we are not controlled by any Mainland Chinese company or individual. On this basis, as advised by our PRC counsel, Fieldfisher, we do not believe we will be classified as a “China-based company” under the China Overseas Listing Filing Rules, which is required to file with the China Securities Regulatory Commission, or CSRC, its registration statement in connection with an overseas initial public offering.

30

However, these laws and regulations are relatively new. There are uncertainties with regard to their interpretation and enforcement and the PRC regulatory authorities may not agree with our interpretation, which could result in a material change in our operations and the value of the securities we are registering for sale. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. In the event that we or our operating entities were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our operating entities might be subject to fines or delisting, no longer be permitted to conduct offerings to foreign investors, and no longer be permitted to continue the business operations as presently conducted. Any of these could result in a material adverse effect on our business and operations and the value of the securities we are offering.

If (i) we fail to obtain or maintain the requisite permissions or approvals from the Chinese government in a timely manner, should such permissions or approvals become necessary in the future; (ii) we inadvertently conclude that such permissions or approvals are not required; or (iii) there are changes in applicable laws, regulations, or their interpretations that may impose upon us the obligation to obtain such permissions or approvals in the future, we may face significant challenges in securing the required permissions or approvals, we may become vulnerable to regulatory actions or other sanctions imposed by the CSRC, the CAC, or other PRC regulatory authorities for non-compliance with any new regulatory requirements. The consequences of such non-compliance could be severe. The relevant regulatory authorities may order rectification, issue a warning, and impose a fine against us, persons directly in charge and other responsible personnel and the controlling shareholder or actual controller who organizes or instructs such violations, potentially resulting in material adverse effects on our operations and financial condition, which, in turn, could cause the value of our Class A ordinary shares to significantly decline or become worthless.

Risks relating to the economic, political, legal and social conditions in Hong Kong.

Our business operations are principally in Hong Kong. Any adverse changes in the economic, political, legal and social conditions of Hong Kong may lead to an adverse impact on the demand for our services and may result in deteriorating financial performance of the Company.

Hong Kong is a special administrative region (SAR) of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, we cannot assure you that there will not be any political movements or large scale political unrest in Hong Kong, which may in turn adversely impact the market or lead to disruption of the general economic, political and social conditions in Hong Kong. If such unrest or movement persists for a substantial period of time, it may lead to such disruption, and our overall business, results of operations and financial condition may be adversely affected.

If there is any material adverse change in the general economic, political and legal developments in Hong Kong, our operations and financial position may be adversely affected.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region could impact our operating subsidiaries in Hong Kong.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region ( the “Hong Kong National Security Law”). This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences—secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security—and their corresponding penalties. On July 14, 2020, the U.S. President signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including the former HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our subsidiary’s business operations, financial position and results of operations could be materially and adversely affected.

31

The U.S. government’s new China-focused Outbound Investment Program may adversely affect our business, financial condition, and results of operations.

On October 28, 2024, the Office of Investment Security of the U.S. Department of the Treasury issued a final rule (the “Outbound Investment Rule”) to implement President Biden’s August 2023 Executive Order on Addressing United States Investments in Certain National Security Technologies and Products in Countries of Concern, which provided for the establishment of a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in the People’s Republic of China, including Hong Kong and Macau. The Outbound Investment Rule became effective on January 2, 2025.

The Outbound Investment Rule imposes notification requirements and prohibitions on specified investments by U.S. persons in certain entities engaged in specified “Covered Activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies, and artificial intelligence systems. Persons from “Countries of Concern” (which are defined in the Outbound Investment Rule to include entities with their principal place of business in China or that are controlled by Chinese citizens or the Chinese government, including through contractual arrangements, ownership of 50% or more of the entity’s voting power, equity interests, or voting power of the board) that are engaged in specified activities within these three technology sectors are defined as “Covered Foreign Persons.” Investments by U.S. persons subject to the Outbound Investment Rule that are defined as “Covered Transactions” include acquisitions of equity interests, certain debt financing, and joint ventures involving Covered Foreign Persons. The Outbound Investment Rule excludes some investments from the scope of Covered Transactions, including acquisitions of publicly traded securities. Notably, President Trump issued the America First Trade Policy Memorandum on February 20, 2025, which proposes to further expand the set of technologies of concern. These rules may limit our ability to engage in certain kinds of business operations; they may also limit our ability to raise capital from U.S. and other sources if we engage in the development of such technologies of concern. Continuing changes in both U.S. and non-U.S. jurisdictions to foreign investment laws and rules could adversely affect our strategic initiatives, financial performance, and growth prospects.

We do not consider ourselves to be a Covered Foreign Person and, therefore, we believe that this offering will not be subject to the Outbound Investment Rule’s prohibitions or notification requirements. However, we cannot foreclose the possibility that we will become a Covered Foreign Person in the future, including as a result of future regulatory changes. Even though following this offering, U.S. persons’ acquisitions of certain publicly traded securities (such as our ordinary shares) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the Outbound Investment Rule could still limit our ability to raise capital or contingent equity capital from U.S. investors, thus our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our business, financial condition and prospects.

Developments in U.S.-China relations, including any escalation of political or trade tensions, could negatively affect our business and the market for our ordinary shares.

We primarily conduct our business in Hong Kong, and we generate revenue from Taiwan while expanding our global presence. As a result, political and trade tensions between the U.S. and China, including those affecting Hong Kong and Taiwan, could adversely impact our business and the market for our ordinary shares.

In recent years, U.S.-China relations have become increasingly strained due to factors such as trade disputes, national security concerns, and regulatory actions, including sanctions, investment restrictions, and import bans; notably China’s enactment of national security legislation for Hong Kong, the United States’ enactment of the Hong Kong Autonomy Act, U.S. sanctions imposed on certain Chinese and Hong Kong officials has the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation and sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region. The U.S. and China have imposed retaliatory measures, creating uncertainty around potential future regulations or restrictions that could affect our operations or business relationships with key partners In addition, trade conflicts, including tariffs and protectionist policies, could also increase costs, reduce demand for our services, or limit our ability to operate in certain markets. Any escalation in tensions, new trade barriers, or regulatory measures could materially impact our business, financial performance, and the trading price of our ordinary shares. Recently, the U.S. has proposed to impose multiple rounds of tariffs on a wide range of goods imported from multiple countries, including China, and more rounds of additional tariff increase could be imposed as the trade tension between the two countries continues to heighten. In response, China and other countries have imposed or proposed additional tariffs on certain imports from the United States. U.S.-China trade relations remain volatile and uncertain. These and similar developments could mark a period of increased trade tensions and adversely impact the economic growth in China and globally and stock market sentiment, which could harm our business prospects and the trading price of our ordinary shares.

32

We face risks associated with our international operations, including unfavorable regulatory, political, trade, tax and labor conditions, which could harm our business.

We are subject to legal and regulatory requirements, political uncertainty and social, environmental and economic conditions in numerous jurisdictions, including markets in which we generate significant sales, over which we have little control and which are inherently unpredictable. Our operations in such jurisdictions create risks relating to conforming our products to regulatory and safety requirements; establishing, staffing and managing foreign business locations; attracting local customers; navigating foreign government taxes, regulations and permit requirements; enforceability of our contractual rights; trade restrictions, customs regulations, tariffs and price or exchange controls; and preferences in foreign nations for domestically manufactured products. For example, we monitor tax legislation changes on a global basis, including changes arising as a result of the Organization for Economic Cooperation and Development’s multi-jurisdictional plan of action to address base erosion and profit shifting. Such conditions may increase our costs, impact our ability to sell our products and require significant management attention, and may harm our business if we are unable to manage them effectively.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, export control and similar laws, and noncompliance with such laws can subject us to administrative, civil and criminal penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, export control and similar laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act 2010, and other anti-corruption laws and regulations, and we face the risk of unintentional breaches or allegations of violating of these laws and regulations. These risks are heightened by the technical nature of many of these laws and regulations, and the rapidly changing regulatory climate. Our policies and procedures designed to ensure compliance with these regulations may not be sufficient or entirely effective, and we cannot guarantee that our directors, officers, employees, representatives, consultants, agents, and business partners, for whom we may be held accountable, will fully comply. Any non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions or export control laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. We also cannot predict with certainty how these types of regulations will be interpreted or enforced, and the U.S. or other governments may impose additional measures that could impact our business in the future.

Certain countries, regions, or individual counterparties with which we trade or operate in, or may trade or operate in the future, may be or become the subject of economic sanctions of one or more countries that may have jurisdiction over all or portions of our operations. There is no assurance we will be successful in complying with these types of laws, including sanctions programs administered by the U.S. Department of Treasury’s Office of Foreign Asset Controls, or OFAC, His Majesty’s Treasury of the United Kingdom, the European Union and its member states, and others. The number of authorities imposing these types of sanctions has grown in recent years and the complexity of the sanctions regimes has increased, making compliance with them more onerous and uncertain. Any violation of economic sanctions, or even an alleged or suspected violation, could harm our reputation and cause financial institutions or other counterparties to refuse to do business with us, which may negatively affect our business, our results of operations, or the trading price of the ordinary shares. In addition, changes in economic sanctions laws in the future could also adversely impact our business and investments in the ordinary shares.

RISKS RELATING TO OUR CLASS A ORDINARY SHARES AND THIS OFFERING

An active trading market for our Class A ordinary shares may not be maintained.

Prior to this initial public offering, there has been no public market for the Company’s Class A ordinary shares. We have received approval to list the Class A ordinary shares on the Nasdaq. If an active trading market for the Company’s Class A ordinary shares does not develop after this offering, the market price and liquidity of the Company’s Class A ordinary shares will be materially and adversely affected.

The initial public offering price for the Company’s Class A ordinary shares was determined by agreement between us and the underwriters and may bear no relationship to the market price for the Company’s Class A ordinary shares after this initial public offering. We cannot assure you that an active trading market for the Company’s Class A ordinary shares will develop or that the market price of the Company’s Class A ordinary shares will not decline below the initial public offering price.

33

Our share price has been and may continue to be volatile, and you could lose all or part of your investment.

The trading price of the Class A ordinary shares could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located in Hong Kong that have listed their securities in the United States. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of the Class A ordinary shares, regardless of our operating performance. In addition to market and industry factors, the price and trading volume for the Class A ordinary shares may be highly volatile for factors specific to our own operations, including but not limited to the following:

●	macro-economic factors;

●	variations in our net revenues, earnings and cash flows;

●	announcements of new investments, acquisitions or joint ventures by us or our competitors;

●	announcements of new offerings, solutions and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our services or our industry;

●	announcements of new regulations, rules or policies relevant to our business;

●	additions or departures of key personnel;

●	allegations of a lack of effective internal control over financial reporting, inadequate corporate governance policies, or allegations of fraud, among other things;

●	our major shareholders’ business performance and reputation;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	political or trade tensions between the United States and China; and

●	actual or potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the Class A ordinary shares will trade.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

Immediately after the completion of this offering, our issued ordinary share capital will consist of       Class A ordinary shares and       Class B ordinary shares, assuming the underwriters do not exercise their option to purchase additional ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share. We will sell Class A ordinary shares in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Any future issuances of Class B ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares. Any conversions of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class A ordinary shares. In the event that we have multiple holders of Class B ordinary shares in the future and certain of them convert their Class B ordinary shares into Class A ordinary shares, the remaining holders who retain their Class B ordinary shares may experience increases in their relative voting power.

34

Upon the completion of this offering and assuming that the underwriters do not exercise their option to purchase additional Class A ordinary shares, Mr. Cheung Ho Chak Ryan, our chairman and chief executive officer, will beneficially own Class B ordinary shares representing           % of the aggregate voting power of our company immediately after the completion of this offering. This is due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their over-allotment option. See “Capitalization” and “Principal Shareholders.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

Furthermore, certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of the ordinary shares representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the Class A ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A ordinary shares.

The Company’s officers and principal shareholders have significant influence over our management and their interests may not be aligned with our interests or the interests of the Company’s other shareholders.

Our officers beneficially own a substantial number of the ordinary shares of PressLogic Inc. As of the date of this prospectus, our officers beneficially own % of the total issued and outstanding share capital of PressLogic Inc. They have, and will continue to have, substantial influence over our business, including significant corporate actions such as change of directors, mergers and consolidations, change of control transactions and other significant corporate actions. The concentration of ownership may discourage, delay or prevent a change in control of the Company, which could deprive the Company’s shareholders of an opportunity to receive a premium for their shares as part of a sale of the Company and may reduce the price of the Class A ordinary shares. These actions may be taken even if they are opposed by shareholders, including those who purchase ordinary shares in this offering. In addition, the significant concentration of share ownership may adversely affect the trading price of the ordinary shares due to investors’ perception that conflicts of interest may exist or arise.

In addition, the Company’s directors, officers and principal shareholders may take actions that may not be in the best interest of us or the Company’s other shareholders. For example, our principal shareholder, founder, chairman and chief executive officer, Cheung Ho Chak Ryan, is also a principal shareholder, chairman and chief executive officer of PressLogic Holdings Limited. In addition, our director and vice president of finance and operation, Li Chi Fai, and our principal shareholder Meitu Investment Ltd are directors of PressLogic Holdings Limited. PressLogic Holdings Limited operates in the online marketing industry but focuses on regions outside those that we operate in. Our directors may have conflict of interest as to allocation of business opportunities and management and investment resources. As you do not have a stake in PressLogic Holdings Limited, you would not benefit from its business success. Although our directors have fiduciary obligations to our company, their interests may not always be aligned with the best interests of us or the Company’s other shareholders.

35

The Company is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such the Company is exempt from certain provisions applicable to United States domestic public companies.

Because the Company qualifies as a foreign private issuer under the Exchange Act, the Company is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic reporting companies, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annually basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer, which may be difficult for overseas regulators to conduct investigations or collect evidence outside the United States.

As an exempted company incorporated in the Cayman Islands, the Company is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if the Company complied fully with such corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands and with shares listed on the Nasdaq, the Company is subject to the Nasdaq Stock Market corporate governance listing standards. However, in reliance on the Nasdaq Stock Market rules, which permits a foreign private issuer to follow the corporate governance practices of its home jurisdiction, the Company has adopted certain corporate governance practices that may differ significantly from the Nasdaq Stock Market corporate governance listing standards. Currently, the Company follows its home country practices and relies on certain exemptions provided by the Nasdaq Stock Market corporate governance listing standards to a foreign private issuer, including exemptions from the requirements to have:

●	[majority of independent directors on the Company’s board of directors;

●	only independent directors being involved in the selection of director nominees and determination of executive officer compensation;

●	regularly scheduled executive sessions of independent directors;

●	an annual general meeting of shareholders; and

●	a quorum of annual general meeting which is no less than 33 1/3 percent of our outstanding shares.]

To the extent the Company chooses to follow home country practice in the future, the Company’s shareholders may be afforded less protection than they would under the Nasdaq Stock Market rules applicable to U.S. domestic issuers.

36

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our ordinary shares to significant adverse U.S. federal income tax consequences.

We would be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for the taxable year is passive income (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on our financial statements and our expectations about the nature and amount of our income, assets, and activities, and the market value of our equity, we do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. The determination whether we are a PFIC must be made annually after the close of each taxable year based on the facts and circumstances at that time. Accordingly, we cannot be certain that we will not be a PFIC in the current year or in future years.

Changes in the composition of our income or assets may cause us to be or become a PFIC for the current or subsequent taxable years. The determination of whether we will be a PFIC for any taxable year will also depend in part upon the value of our goodwill as implied by the market value of the ordinary shares, which may fluctuate, and may be affected by how and how quickly we spend our liquid assets, including the cash raised in this offering. In estimating the value of our goodwill, we have taken into account our anticipated market capitalization following this offering. If our market capitalization is less than anticipated or subsequently declines, we may become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill, which may result in our being or becoming a PFIC for the current or one or more future taxable years.

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. You should consult your own tax advisor about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see “Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemption, and as a result, our results of operations and financial statements may not be comparable to the results of operations and financial statements of other companies that have adopted the new or revised accounting standards. If we cease to be an emerging growth company, we will no longer be entitled to the exemptions provided in the JOBS Act discussed above.

We report financial results under IFRS as issued by IASB, which differs in certain significant respect from U.S. GAAP.

We report financial results under IFRS as issued by IASB. There are and there may in the future be certain significant material differences between IFRS and U.S. GAAP. As a result, financial information and reported earnings of the Company for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS as issued by IASB and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS as issued by IASB with those of companies that prepare financial statements under U.S. GAAP.

Upon the completion of this offering, we will be a “controlled company” as defined under the Nasdaq corporate governance rules. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

Upon the completion of this offering, we will be a “controlled company” as defined under the Nasdaq rules because Mr. Cheung Ho Chak Ryan, our chairman and chief executive officer, will beneficially own all of our issued and outstanding Class B ordinary shares and will be able to exercise          % of the total voting power of our issued and outstanding share capital immediately following the completion of this offering, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares. As a result, Mr. Cheung Ho Chak Ryan will have the ability to determine all matters requiring approval by stockholders including the election of directors, amendment of governing documents, and approval of major corporate transactions.

37

For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from Nasdaq corporate governance rules. As a foreign private issuer and a “controlled company”, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	the requirement that a majority of our Board consist of independent directors;

●	the requirement that our compensation, nominating and corporate governance committee be composed entirely of independent directors; and

●	the requirement for an annual performance evaluation of our compensation, nominating and corporate governance committee.

While we do not intend to rely on these exemptions at this time, we may in the future elect to rely on these exemptions and, accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. Currently, we do not plan to utilize the “controlled company” exemptions with respect to our corporate governance practice after we complete this offering as we plan to rely on Nasdaq’s rules that permit a foreign private issuer to follow its home country requirements to some extent concerning corporate governance issues and to continue to rely on these exemptions available to foreign private issuers in the event we were to lose our “controlled company” status.

If we fail to implement and maintain an effective system of internal controls, including through the remediation of any material weaknesses or significant deficiencies that have been or may be identified, we may be unable to report our results of operations accurately, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the Class A ordinary shares may be materially and adversely affected.

Prior to this offering, we were a private company. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of preparing and auditing our consolidated financial statements as of and for the years ended December 31, 2023 and 2024, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is that we lack sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS and the SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC.

The material weakness, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future. We plan to recruit additional qualified financial reporting and accounting personnel following the completion of this offering to enhance our financial reporting capabilities. However, the implementation of these measures may not fully address the material weakness, and we may not conclude that it will been fully remedied in the future. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

Upon completion of this offering, we will be a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2026. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

38

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, we may identify other material weaknesses or significant deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the Company’s Class A ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We will incur additional costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. These additional costs could negatively affect our financial results. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the Nasdaq, may increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

When we cease to be an “emerging growth company,” we will incur and expect to continue to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company also makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

Our management team has limited experience managing a public company.

Our management team has limited experience managing a public company, which makes their ability to comply with applicable laws, rules and regulations uncertain. The Company’s failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject PressLogic Inc. or its management to regulatory scrutiny or sanction, which could harm the Company’s reputation and share price. As a public company, PressLogic Inc. will incur significant legal, accounting, and other expenses that it did not incur as a private company. PressLogic Inc. is subject to reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the rules subsequently implemented by the SEC, the rules and regulations of the listing standards of The Nasdaq Stock Market LLC, and other applicable securities rules and regulations. Stockholder activism, the current political and social environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which will likely result in additional compliance costs and could impact the manner in which PressLogic Inc. operates its business in ways PressLogic Inc. cannot currently anticipate. Compliance with these rules and regulations may strain PressLogic Inc.’s financial and management systems, internal controls, and employees. The Exchange Act requires, among other things, that PressLogic Inc. files annual, half yearly, and current reports with respect to its business and operating results. Moreover, the Sarbanes-Oxley Act requires, among other things, that PressLogic Inc. maintains effective disclosure controls and procedures, and internal control, over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures, and internal control over, financial reporting to meet this standard, significant resources and management oversight may be required. If PressLogic Inc. encounters material weaknesses or deficiencies in internal control over financial reporting, PressLogic Inc. may not detect errors on a timely basis and its combined financial statements may be materially misstated. Effective internal control is necessary for PressLogic Inc. to produce reliable financial reports and is important to prevent fraud.

39

As a result of the complexity involved in complying with the rules and regulations applicable to public companies, PressLogic Inc.’s management attention may be diverted from other business concerns, which could harm the business, operating results, and financial condition.

Our Class A ordinary shares may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our auditors. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023 (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) determines that it is unable to inspect or investigate completely our auditor for two consecutive years because of the position taken by authorities in a foreign jurisdiction. On December 16, 2021, the PCAOB issued the HFCA Act Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

Our auditor, TAAD, LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in California in the U.S. and is subject to inspection by the PCAOB on a regular basis.

However, the recent developments would add uncertainties to our offering, and we cannot assure you whether the Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our Class A ordinary shares to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our Class A ordinary shares. If our Class A ordinary shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our Class A ordinary shares when you wish to do so. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Because the Company’s initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Class A ordinary shares in this offering, you will pay more for your Class A ordinary shares than the amount paid by our existing shareholders for their ordinary shares on a per ordinary share basis. As a result, you will experience immediate and substantial dilution of US$          per Class A ordinary share, representing the difference between the initial public offering price of US$          per Class A ordinary share, and our pro forma as adjusted net tangible book value per Class A ordinary share of US$          as of June 30, 2025, after giving effect to our sale of the Class A ordinary shares of this offering, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares. See “Dilution” for a more complete description of how the value of your investment in the Class A ordinary shares will be diluted upon the completion of this offering.

40

Future sales and issuances of our shares or rights to purchase our shares, including pursuant to our equity incentive plans, or other equity securities or securities convertible into our shares could result in additional dilution of the percentage ownership of our stockholders and could cause our share price to decline.

The future sales and issuances of our shares or rights to purchase our shares, including pursuant to our equity incentive plans, or other equity securities or securities convertible into our shares could result in additional dilution of the percentage ownership of our stockholders and could cause our share price to decline. The sales of a substantial number of registered shares could result in a significant decline in the public trading price of our shares. We are unable to predict the effect that such sales may have on the prevailing market price of our shares. In addition, the perception of potential future issuances could also pressure our share price, which may adversely affect our share price. We cannot predict the market impact of such transactions, and shareholders may experience significant dilution and losses.

Future sales of our Class A ordinary shares in the public market could cause our share price to fall.

Upon completing this offering, we will have       Class A ordinary shares outstanding, assuming the Underwriter does not exercise its over-allotment option. Our principal shareholders will own approximately          % of these shares. These shareholders will be subject to the limitations of Rule 144 under the Securities Act of 1933, as amended (which are discussed under “Shares Eligible for Future Sale”) and applicable restrictions on transfer contained in lock up agreements with the underwriters. We cannot predict when these shareholders may sell their shares or in what volumes. However, the market price of our Class A ordinary shares could decline significantly if these shareholders sell a large number of shares into the public market after this offering or if the market believes that these sales may occur. We may also issue our Class A ordinary shares from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of Class A ordinary shares that we may issue could in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

We have never paid dividends on our shares and we do not intend to pay dividends for the foreseeable future. Consequently, any gains from an investment in our shares will likely depend on whether the price of our shares increases.

We have never paid dividends on our shares. We currently intend to retain any future earnings for use in our operations and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from our subsidiaries, which may from time to time, be subject to restrictions on its ability to make distributions to us.

Our Memorandum and Articles of Association could prevent a takeover that shareholders consider favorable and could also reduce the market price of our shares.

Our post-offering amended and restated memorandum and articles of association contain provisions which may limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PressLogic Inc. is incorporated under Cayman Islands law.

PressLogic Inc. is an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

41

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of the memorandum and articles of association, any special resolutions passed by the shareholders, and the register of mortgages and charges of such companies) or to obtain copies of register of members of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies of the Cayman Islands. Under our post-offering memorandum and articles of association, the directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of shareholders not being directors, and no shareholder (not being a director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorized by the directors or by an ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us or our management by the Company’s shareholders may not be enforceable.

PressLogic Inc. is an exempted company incorporated under the laws of the Cayman Islands. Substantially all of our operations are conducted outside the United States, and all of our assets are located outside of the United States. In addition, all of the Company’s directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. Our director, Songlin He, is located in mainland China, while the rest of the directors and execute officers are located in Hong Kong. As a result, it may be difficult for you to effect service of process upon us, or our management named in the prospectus. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

In addition, there is uncertainty as to whether the courts of the Cayman Islands or Hong Kong would recognize or enforce judgments of U.S. courts against us, or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. Therefore, it may be difficult for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it, provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in the application of the proceeds received by us. See “Use of Proceeds.” You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase the Company’s ordinary share price. The proceeds from this offering may be placed in investments that do not produce income or that lose value.

42

Use of Proceeds

We expect to receive total estimated net proceeds from this offering of approximately US$ million, or approximately US$ million if the underwriters exercise their option to purchase additional Class A ordinary shares in full, based on an assumed initial public offering price of US$          per Class A ordinary share, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated expenses payable by us. A US$1.00 increase (decrease) in the assumed initial public offering price of US$          per Class A ordinary share would increase (decrease) the net proceeds to us from this offering by US$          million, assuming that the underwriters do not exercise their option to purchase additional Class A ordinary shares and that the number of Class A ordinary shares offered by us, as set forth on the front cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds from this offering for the following purposes:

●	approximately to further develop and enhance our proprietary data analytics and content platform, including investment in technology infrastructure, talent acquisition, and content optimization tools;

●	approximately for strategic marketing and customer acquisition initiatives, including regional campaigns, influencer collaborations, and brand partnerships to accelerate user and advertiser growth;

●	approximately to expand our geographic presence, particularly in high-potential markets across Asia-Pacific;

●	approximately for potential strategic investments and acquisitions, with a focus on complementary businesses in content creation, commerce, or data-driven advertising technologies that can accelerate our growth and enhance our capabilities, although we have not identified any specific investments or acquisition opportunities; and

●	the balance will be for general corporate purposes and working capital.

The foregoing represents our intentions as of the date of this prospectus with respect of the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

43

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We may in the future declare dividends from time to time, which will be determined at the absolute discretion of our board of directors, taking into account factors including our financial results, cash flow, business conditions and strategies, future operations and earnings, capital requirements and expenditure plans, interests of shareholders, contractual restrictions of our company and subsidiaries, and any other relevant factors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or the share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

44

Capitalization

The table below sets forth our capitalization as of June 30, 2025:

●	on an actual basis; and

●	on an as adjusted basis to give effect to (i) the designation of all ordinary shares beneficially owned by Mr. Cheung Ho Chak Ryan into Class B ordinary shares on a one-for-one-basis upon the completion of this offering; (ii) the designation of all of the remaining outstanding ordinary shares into Class A ordinary shares on a one-for-one-basis upon the completion of this offering; and (iii) the issuance and sale of the Class A ordinary shares offered hereby at an assumed initial public offering price of US$ per Class A ordinary share, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional Class A ordinary shares.

The as adjusted information below is illustrative only and our capitalization following the closing of this offering is subject to adjustment based on the initial public offering price of the Class A ordinary shares and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2025
	Actual		As Adjusted
	HK$	US$	HK$	US$
Stockholders’ equity:
Class A ordinary shares (US$ 0.0001 par value; 450,000,000 Class A ordinary shares authorized 10,566,190 and 10,566,190 Class A ordinary shares issued and outstanding June 30, 2024 and 2025)	8,204	1,045
Class B ordinary shares (US$ 0.0001 par value; 50,000,000 Class B ordinary shares authorized 4,273,910 and 4,273,910 Class B ordinary shares issued and outstanding June 30, 2024 and 2025)	3,318	423
Additional paid-in capital	5,452,231	704,121
Retained earnings	12,668,636	1,622,793
Accumulated other comprehensive income	(429,060)	(74,915)
Total PressLogic Inc.’s equity	17,703,329	2,253,483
Non-controlling interests	691,209	89,325
Total stockholders’ equity	18,394,538	2,342,808

Note:

(1) A US$1.00 increase (decrease) in the assumed initial public offering price of US$          per share, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total PressLogic Inc.’s equity, non-controlling interests, and total stockholders’ equity by US$          million.

45

Dilution

If you invest in our Class A ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A ordinary share and our net tangible book value per Class A ordinary share after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently issued and outstanding ordinary shares.

Our net tangible book value as of June 30, 2025 was approximately US$          million, or US$          per Class A ordinary share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share as adjusted from the initial public offering price per Class A ordinary share.

Without taking into account any other changes in such net tangible book value after June 30, 2025, other than to give effect to (i) the designation of all ordinary shares beneficially owned by Mr. Cheung Ho Chak Ryan into          Class B ordinary shares on a one-for-one-basis upon the completion of this offering; (ii) the designation of all of the remaining outstanding ordinary shares into Class A ordinary shares on a one-for-one-basis upon the completion of this offering; and (iii) the issuance and sale of the Class A ordinary shares offered hereby at an assumed initial public offering price of US$          per Class A ordinary share, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional Class A ordinary shares, our as adjusted net tangible book value as of June 30, 2025 would have been approximately US$          million, or US$          per Class A ordinary share, to existing shareholders and an immediate dilution in net tangible book value of US$          per Class A ordinary share to purchasers of Class A ordinary shares in this offering.

The following table illustrates such dilution:

	Offering Without Over-Allotment	Offering With Over-Allotment
Assumed initial public offering price per Class A ordinary share	US$	US$
Net tangible book value per Class A ordinary share as of June 30, 2025	US$	US$
As adjusted net tangible book value per Class A ordinary share after giving effect to (i) the designation of all ordinary shares beneficially owned by Mr. Cheung Ho Chak Ryan into Class B ordinary shares on a one-for-one-basis upon the completion of this offering; (ii) the designation of all of the remaining outstanding ordinary shares into Class A ordinary shares on a one-for-one-basis upon the completion of this offering; and (iii) this offering	US$	US$
Amount of dilution in net tangible book value per Class A ordinary share to new investors in this offering	US$	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$          per Class A ordinary share would increase (decrease) our as-adjusted net tangible book value after giving effect to this offering by US$          , the as-adjusted net tangible book value per Class A ordinary share after giving effect to this offering by US$          per Class A ordinary share and the dilution in as adjusted net tangible book value per Class A ordinary share to new investors in this offering by US$          per Class A ordinary share, assuming no change to the number of Class A ordinary shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

46

The following table summarizes, on a pro forma basis as of June 30, 2025 the differences between the existing shareholders and the new investors with respect to the number of Class A ordinary shares purchased from us in this offering, the total consideration paid and the average price per Class A ordinary share paid at the assumed initial public offering price of US$          per Class A ordinary share, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include the Class A ordinary shares issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased	Total Consideration		Average Price Per Ordinary Share
	Number	Amount (in thousands of US$) Percent	Percent	US$
Existing shareholders
New investors
Total

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A ordinary shares and other terms of this offering determined at pricing.

47

Enforceability of Civil Liabilities

Cayman Islands

We were incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands in order to take advantage of certain benefits, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages mainly include, but are not limited to, the following:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in Hong Kong and Taiwan, and substantially all of our assets are located in Hong Kong and Taiwan. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. Our director, Songlin He, is located in mainland China, while the rest of the directors and execute officers are located in Hong Kong. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed           , located at           , as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

The courts of the Cayman Islands would recognise as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against PressLogic under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

48

Hong Kong

Foreign judgments can be enforced under statute under the Foreign Judgments (Reciprocal Enforcement) Ordinance or under common law. The Foreign Judgments (Reciprocal Enforcement) Ordinance is a registration scheme for the recognition and enforcement of foreign judgments based on reciprocity, but the United States is not a designated country under the Foreign Judgments (Reciprocal Enforcement) Ordinance. As a result, a judgment rendered by a court in the United States, including as a result of administrative actions brought by regulatory authorities, such as the SEC, and other actions, will not be enforced by the Hong Kong courts under the statutory regime. In addition, the Supreme People’s Court of the PRC and the Government of Hong Kong have entered into the “Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region pursuant to Choice of Court Agreements between Parties Concerned,” or the Arrangement. The Mainland Judgements (Reciprocal Enforcement) Ordinance gave effect to the Arrangement and is a registration scheme for recognition and enforcement of PRC judgements based on reciprocity. Other than the Arrangement, Hong Kong has not entered into any multilateral convention or bilateral treaty regarding the recognition and enforcement of foreign judgments. Accordingly, any judgments rendered by a court in the United States will need to be enforced under common law. In order to enforce a foreign judgment under common law in Hong Kong, the judgment must meet certain criteria before it can be enforced, such as the judgment being final and conclusive.

49

Our History, Corporate and Ownership Structure

Our History

We commenced our operation in 2016 through PressLogic Holdings Limited, a company incorporated in the British Virgin Islands with limited liability. PressLogic Holdings Limited is a holding company and has been engaged in the providing digital marketing solutions in Hong Kong and Taiwan through its operating subsidiaries in Hong Kong, which form our current business, as well in other countries and regions in Asia Pacific, such as Singapore, Korea, and Malaysia.

In preparation of the proposed offering, we completed a series of transactions, which we refer to collectively as the “Restructuring.” As part of the Restructuring:

●	In November 2024, PressLogic Holdings Limited set up a wholly-owned subsidiary in the Cayman Islands, PressLogic Inc.;

●	In April 2025, PressLogic Inc. acquired the ownership and became the ultimate holding company of the following entities: PressLogic Limited, InSmart Financials Limited, PressLogic Taiwan Limited and its Taiwan branch, Maxlytics Limited, MediaPlace Limited, Lead Famous Limited, Pop Media HK Limited, Ample Advance Limited and Business Media Limited, from PressLogic Holdings Limited.

●	Through these subsidiaries, PressLogic Inc. operates its current business of providing digital marketing solutions business in Hong Kong and Taiwan. The digital marketing solutions business in other parts of the Asia Pacific region remains to be owned and operated by PressLogic Holdings Limited.

The following diagram illustrates the corporate structure of and ownership of PressLogic Inc. immediately after these steps in the Restructuring.

50

Notes:

(1)	PressLogic Inc. holds 90% of the equity interest of Lead Famous Limited. The remaining 10% interest in Lead Famous Limited is held by Admire Lead Limited, a company incorporated in British Virgin Islands, which is wholly owned by Mr. Cheung Ho Chak Ryan, our chairman and chief executive officer.
(2)	PressLogic Inc. holds 84.53% of the equity interest of Ample Advance Limited. The remaining 15.47% interest in Ample Advance Limited is held by Mr. Luk Kin Ting, a Hong Kong citizen.

●	The shareholders of PressLogic Holdings Limited received ordinary shares of PressLogic Inc. through a distribution in specie by PressLogic Holdings Limited. Specifically, PressLogic Inc. issued an additional 14,830,100 ordinary shares of a par value of US$0.0001 to PressLogic Holdings Limited, its then-parent company, for a total consideration of US$1,483.01. PressLogic Holdings Limited distributed these shares to its shareholders based on their pro-rata shareholding.

Our Corporate and Ownership Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this prospectus. We do not currently use, and have not used in the past, a variable interest entity structure.

Notes:

(1)	PressLogic Inc. holds 90% of the equity interest of Lead Famous Limited. The remaining 10% interest in Lead Famous Limited is held by Admire Lead Limited, a company incorporated in British Virgin Islands, which is wholly owned by Mr. Cheung Ho Chak Ryan, our chairman and chief executive officer.
(2)	PressLogic Inc. holds 84.53% of the equity interest of Ample Advance Limited. The remaining 15.47% interest in Ample Advance Limited is held by Mr. Luk Kin Ting, a Hong Kong citizen.

51

PressLogic Inc. currently has a single class structure. The following diagram illustrates our pre-offering ownership structure, including our pre-offering percentage ownership as of the date of this prospectus.

Note:

For each person and group included in this diagram, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding, which is 14,840,100 ordinary shares, and the number of ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after the date of this prospectus.

Following the completion of this offering, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Mr. Cheung Ho Chak Ryan, our chairman and chief executive officer, will beneficially own all of our issued and outstanding Class B ordinary shares and will be able to exercise          % of the total voting power of our issued and outstanding share capital immediately following the completion of this offering, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes. For details, see “Description of Share Capital” on page 99. For risks associated with our dual class structure, please refer to “Risk Factors—Risks Relating to Our Class A Ordinary Shares and This Offering—Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.” on page 34.

52

The following diagram illustrates our post-offering ownership structure, including our post-offering ownership and voting power as of the date of this prospectus.

Notes:

(1)	For each person and group included in this diagram, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including ordinary shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (1) , which is the total number of ordinary shares outstanding immediately after the completion of this offering (assuming the underwriters do not exercise their over-allotment option to purchase additional Class A ordinary shares), and (2) the number of ordinary shares that such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus.
(2)	For each person or group included in this diagram, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group immediately after the completion of this offering with respect to all of our outstanding Class A and Class B ordinary shares as one class immediately after the completion of this offering (assuming the underwriters do not exercise their over-allotment option to purchase additional Class A ordinary shares).

For details, please refer to “Principal Shareholders” beginning on page 95.

53

Management’s Discussion and Analysis of Financial Condition and
Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We operate in the online marketing industry primarily in the Asia Pacific region, in particular Hong Kong and Taiwan. Online marketing, also known as digital marketing or internet marketing, refers to the use of the internet and digital channels to promote products, services, or brands to a targeted audience. It includes various strategies and techniques designed to attract, engage, and convert potential customers. Online marketing solutions comprise of content marketing solutions and SaaS solutions.

We are a leading one-stop digital marketing solutions provider. We deliver a comprehensive suite of interconnected proprietary content marketing solutions and SaaS solutions and services to brand owners as well as marketing agencies throughout the marketing cycle and across multiple media platforms, including our own websites and apps, as well as third-party social media platforms. Our content marketing solutions primarily include (i) digital marketing solution segment, which includes advertorial and editorial contents, newsfeeds contents, influencer marketing, display advertising and sponsorship, and (ii) display banner segment, which includes both programmatic banner ads and direct placements option from display ad networks. Our SaaS solutions include MediaLens related offerings, which provides powerful data analysis of our audience on Facebook, Instagram and Youtube. Our SaaS solutions and content marketing strategies are interconnected and complement each other throughout the marketing process. Our content marketing solutions are also data-driven, allowing us to leverage insights from MediaLens to create engaging content for our media pages. This enables us to effectively reach our target audience and enhance the competitiveness of our services.

We operate nine proprietary media brands with over twelve million followers and subscribers, featuring contents across a diverse areas of interest. Each of our media brands carry unique content areas with a notable presence on various social media platforms. As of the date of this prospectus, we have nine websites and five apps and eleven Facebook fanpages, eleven Instagram profiles and eight YouTube channels as our core media assets.

We generate revenue primarily from content marketing solution and to a lesser extent from SaaS solutions. For content marketing solutions, we charge a flat advertising fees or variable advertising fees based on (i) the media profile selected for the project, and (ii) the project complexity. For SaaS solutions, we charge monthly or yearly subscription fees. Our revenues increased by 4.0% from HK$103.6 million in 2023 to HK$107.7 million in 2024 (US$13.7 million). Our revenues increased by 15.7% from HK$45.5 million in the six months ended June 30, 2024 to HK$52.6 million in the six months ended June 30, 2025 (US$6.7 million). Our gross profit increased by 3.4% from HK$71.9 million in 2023 to HK$74.4 million (US$9.5 million) in 2024. Our gross profit increased by 20.7% from HK$31.5 million in the six months ended June 30, 2024 to HK$38.1 million (US$4.8 million) in the six months ended June 30, 2025. Our gross profit margin slightly decreased from 69.5% in 2023 to 69.1% in 2024, primarily due to a shift in revenue mix toward services with higher costs such as influencer campaigns and performance marketing. Our gross profit margin increased from 69.4% in the six months ended June 30, 2024 to 72.3% in the six months ended June 30, 2025, primarily due to a decline in our boosting costs, driven by a shift in revenue mix towards expanded offerings such as social media management and event management. We recorded net income of HK$9.2 million in 2024 (US$1.2 million), compared to net income of HK$2.5 million in 2023. We recorded net income of HK$6.3 million (US$0.8 million) in the six months ended June 30, 2025, compared to net income of HK$0.6 million in the six months ended June 30, 2024.

Key Factors Affecting Our Results of Operations

The most significant factors that directly or indirectly affect our financial performance and results of operations are:

●	Industry demand in online content marketing industry;

●	Variability in our sales cycle, budgeting cycles and purchasing priorities of our customers;

●	Our ability to expand within our existing customer base and acquire new customers; and

●	Our ability to manage costs and increase operating efficiency.

54

Industry demand in online content marketing industry

The online marketing industry is a fast-growing industry that is constantly evolving and is highly fragmented and dependent on audience preference. A predominant portion of our revenue is generated through online content marketing services. As such, our business growth is significantly affected by the demand in online content marketing industry. With the increased accessibility of the internet, digital transformation, and the emergence of diverse platforms, the foundation for the online content marketing industry has been laid.

We currently primarily operate in Hong Kong and Taiwan region. According to Frost & Sullivan, in 2019, the market size of online content marketing was US$926.2 million in Hong Kong, and it grew at a CAGR of 17.2% to US$1,746.1 million in 2023. This market segment is projected to grow at a CAGR of 10.6% to reach US$2,883.5 million in 2028. In 2019, the market size of online content marketing was US$1,185.2 million in Taiwan, and it grew at a CAGR of 11.5% to US$1,833.7 million in 2023. This market segment is projected to grow at a CAGR of 7.5% to reach US$2,636.3 million in 2028.

Variability in our sales cycle, budgeting cycles and purchasing priorities of our customers

We cooperate with clients on a range of projects, some of which may be complex, depending on our clients’ needs. The timing of our sales for projects that involve a higher level of complexity and customization is difficult to predict because of the length and unpredictability of the sales cycle. We are often required to spend additional time and resources familiarizing ourselves with the business and ideas of these clients to provide them with complex and customized services that meet their needs. As a result, our revenue is also affected by the length of our sales cycle, from order placement to the fulfillment of our service, which vary substantially from client to client, ranging from 1 to 730 days.

Our clients’ usage of our solutions is affected by their online spending cycles and marketing budget allocation. Our clients often adjust the service period of our solutions to match their internal marketing timelines, and purchasing priorities. Therefore, our ability to achieve renewals of marketing campaign contracts and new sales is subject to uncertainty, which may affect our business, results of operations and financial performance.

Our ability to expand within our existing customer base and acquire new customers

We believe that there is a substantial untapped opportunity for growth within our existing customer base. By increasing recurring billings for customers over time and maintaining constant engagement from our clients, we can significantly increase our revenue and return on marketing investments. Our ability to increase sales to existing customers will depend on a number of factors, including our customers’ satisfaction with our platform, market competition, pricing and overall changes in our customers’ spending levels. Among our top 100 brands that we served in terms of revenue contribution in Hong Kong in 2022, 91% continued to place advertisements with us in 2023. Similarly, 88% of our top 100 brands that we served in terms of revenue contribution in Hong Kong in 2023 continued to place advertisements with us again in 2024, reflecting strong customer retention capability and sustained demand for our marketing solutions. These top 100 brands contributed to 51.2%, 55.4%, 53.1% and 57.5% of our total revenue in 2023, 2024 and the six months ended June 30, 2024 and 2025, respectively. This concentration underscores our strategic focus on deepening relationships with key brands and driving greater value through long-term partnerships.

We also continue to expand our client brand portfolio, growing the number of brands that choose to place advertisements with us directly or through their agencies. In 2023, we served 596 brands in Hong Kong and 101 brands in Taiwan across 10 industry sectors and in 2024, we served 571 brands in Hong Kong and 100 brands in Taiwan across 10 industry sectors. In the six months ended June 30, 2025, we served 374 brands in Hong Kong and 100 brands in Taiwan across 10 industry sectors. We believe our SaaS solutions, MediaLens, is key to increase sales to existing customers and attract new customers. MediaLens’ analytical capabilities serve as the foundation for our content marketing solutions. When pitching these solutions to clients, we showcase the power of MediaLens to demonstrate our data-driven approach. Our SaaS solutions, MediaLens and content marketing strategies are seamlessly interconnected and complement each other throughout the marketing process, creating a synergy that enhances the overall marketing process. MediaLens enhances our marketing campaign effectiveness and is the main reason why clients work with us on large-scale projects. Leveraging on insights generated from MediaLens, we prepare customized digital marketing reports for clients. Additionally, as we also offer SaaS solutions on a subscription basis, this data-driven SaaS product with appealing analytical capabilities creates additional sales to our customers who want to understand their downstream customers preference. Our revenue from Software-as-a-service increased significantly by 256.7% from HK$242.6 thousand in 2023 to HK$865.3 thousand (US$111.4 thousand) in 2024. Our revenue from Software-as-a-service reduced by 5.8% from HK$718.5 thousand in the six months ended June 30, 2024 to HK$676.9 thousand (US$86.2 thousand) in the six months ended June 30, 2025.

In addition to our SaaS solution, our strong brand recognition, embodied in our nine proprietary media brands, is also key to our success in attracting new customers and that the maintenance and enhancement of our brand image is critical to our overall business growth. Our brand image may be adversely affected if our reputation is tarnished or defamed by any negative publicity, which in turn may significantly and adversely impact our reputation and popularity and thereby lead to a drop in our viewership and market shares.

55

Our ability to manage costs and increase operating efficiency

Our results of operations are affected by our ability to manage costs. Cost of revenue accounted for 30.5%, 30.9%, 30.4% and 27.7% of our revenues for the years ended December 31, 2023 and 2024 and the six months ended June 30, 2024 and 2025. A key component of our cost of revenue is boosting cost, which refers to paid media spending to promote content across digital platforms. This cost is highly dependent on client preferences and campaign objectives. Boosting cost accounted for 19.3%, 18.9%, 18.8% and 15.0% of our revenues in 2023, 2024 and the six months ended June 30, 2024 and 2025. Some clients require extensive reach and engagement, which may involve higher boosting spending, while others focus on more targeted or organic strategies. In most cases, boosting costs are borne by or transferred to our clients, based on mutually agreed budgets. Our team leverages in-house expertise and platform insights to help clients optimize their boosting strategies, ensuring maximum return on investment through data-driven audience targeting and performance monitoring.

Our primary focus for cost control lies in employee-related expenses, as employee cost make up a significant portion of our operating structure. Employee-related expenses accounted for 52.3%, 44.4%, 50.9% and 46.9% of our revenues in 2023, 2024 and the six months ended June 30, 2024 and 2025. We are committed to improving project efficiency through workflow standardization, cross-functional resource sharing, and the implementation of automation tools to streamline editorial and content production tasks. Specifically, we aim to reduce employee cost by optimizing team structure with dedicated projects that leads to minimize redundancies, and leveraging freelance or contract resources during peak periods to improve cost flexibility. These initiatives are designed to ensure we maintain high creative quality while enhancing operational efficiency and preserving healthy margins.

Our results of operations are also affected by our ability to increase operating efficiency and therefore, optimize operating expenses, in particular selling and marketing expenses and general and administrative expenses and further benefit from enhanced economies of scale. Selling and marketing expenses accounted for 15.6%, 14.8%, 15.6% and 15.5% of our revenues in 2023, 2024 and the six months ended June 30, 2024 and 2025. General and administrative expenses accounted for 41.8%, 35.3%, 40.4% and 39.4% of our revenues in 2023, 2024 and the six months ended June 30, 2024 and 2025. We have sought to enhance the management of our operating expenses by implementing various expense control measures, including stricter budget controls, and implementing performance-based compensation structure for sales team. We also set up annual budget for our operating expenses and continue to monitor the implementation of the budget.

We are also investing in training initiatives to enhance our sales team’s understanding of our service offerings, market dynamics, and unique value proposition, enabling them to engage more effectively with clients, tailor solutions to their needs, and drive higher conversion rates; and adopting automation tools to improve productivity and reduce reliance on manual processes.

Key Components of Results of Operations

Revenue, net

Our revenue is recorded net of commission paid to advertising agencies. We generated revenues from digital marketing solutions, display banner, software-as-a-service and others. Revenue from digital marketing solutions primarily includes revenue from advertorial and editorial contents, newsfeeds contents, sponsorship services, display advertisement through advertising agency or direct brand client, and influencer marketing. Revenue from display banner primarily includes revenue from display advertisements through display ad networks. Revenue from SaaS primarily includes revenue from MediaLens.

The following table presents our revenues by type in absolute amount and as percentages of our total revenue for the years/periods presented.

	For the Year ended December 31,					For the Six Months ended June 30,
	2023		2024			2024		2025
	HK$	% of revenue	HK$	US$	% of revenue	HK$	% of revenues	HK$	US$	% of revenues
						(Unaudited)
Content marketing solutions
Digital marketing solutions	99,151,799	95.7	104,571,833	13,317,860	97.1	43,265,711	95.1	51,168,517	6,516,622	97.2
Display banner	3,720,974	3.6	1,693,668	215,699	1.6	1,173,852	2.6	561,740	71,541	1.1
Software-as-a-service (SaaS)	242,583	0.2	865,269	110,197	0.8	718,451	1.6	676,900	86,207	1.3
Others	454,875	0.4	584,042	74,381	0.5	311,353	0.7	219,006	27,892	0.4
Total	103,570,231	100.0	107,714,812	13,718,137	100.0	45,469,367	100.0	52,626,163	6,702,262	100.0

56

Our services are provided to customers in various geographic regions. The following table presents our revenue by the place of incorporation of our customers.

	For the Year ended December 31,					For the Six Months ended June 30,
	2023		2024			2024		2025
	HK$	% of revenue	HK$	US$	% of revenue	HK$	% of revenues	HK$	US$	% of revenues
								(Unaudited)
Hong Kong	85,737,931	82.8	89,103,226	11,347,838	82.7	37,185,470	81.8	43,675,839	5,562,738	83.0
Taiwan Region	14,227,055	13.7	15,610,628	1,988,109	14.5	7,821,493	17.2	7,947,211	1,012,190	15.1
Other Asia regions	1,976,547	1.9	2,766,865	352,377	2.6	376,940	0.8	739,676	94,208	1.4
Europe	1,192,977	1.2	102,405	13,042	0.1	19,833	0.1	263,414	33,550	0.5
North America	435,721	0.4	131,688	16,771	0.1	65,631	0.1	23	3	0.0
Total	103,570,231	100.0	107,714,812	13,718,137	100.0	45,469,367	100.0	52,626,163	6,702,689	100.0

Cost of revenue

Cost of revenue mainly consists of boosting cost, production cost, employee cost and other cost.

The following table presents our cost of revenue by type in absolute amount and as percentages of our total revenue for the years/periods presented.

	For the Year ended December 31,					For the Six Months ended June 30,
	2023		2024			2024		2025
	HK$	% of revenue	HK$	US$	% of revenue	HK$	% of revenues	HK$	US$	% of revenues
						(Unaudited)
Boosting cost	20,009,462	19.3	20,335,336	2,589,829	18.9	8,534,438	18.7	7,882,410	1,003,937	15.0
Production cost	5,361,949	5.2	7,279,030	927,029	6.8	1,713,386	3.8	4,157,169	529,474	7.9
Employee cost	6,240,720	6.0	5,693,927	725,156	5.3	3,673,835	8.1	2,501,927	318,656	4.7
Other cost	28,220	0.1	18,440	2,348	0.1	7,727	0.0	28,879	3,678	0.1
Total	31,640,351	30.6	33,326,733	13,718,137	30.9	13,929,386	30.6	14,570,385	1,855,745	27.7

General and administrative expenses

General and administrative expenses include salaries and employee benefits of office staffs, amortization & depreciation for equipment, software expense, consulting fees, rental expenses and other office expenses. We expect general and administrative expenses to increase as we add personnel and incur additional costs related to the growth of our business. Furthermore, we expect to incur additional general and administrative expenses as a result of becoming a listed public company in the United States upon completion of this offering. We expect our general and administrative expenses as a percentage of total revenues will decrease in the future benefitted from economies of scale.

Selling and marketing expenses

Selling and marketing expenses mainly consist of expenses of sales commissions, salaries and wage expenses for sales and marketing personnel, and advertising expenses. We expect that our selling and marketing expenses will increase in absolute amount, as we continue to expand our presence and marketing efforts to increase the market share of our service offerings. We expect our selling and marketing expenses as a percentage of total revenues will decrease in the future benefitted from economies of scale.

57

Research and development expenses

We expense all internal research costs as incurred, which primarily comprise employee costs and the expenses related to the research and development activities. We believe that research and development are critical to our strategic objectives of enhancing our technologies and meeting the evolving demands of our target customers. While we have historically maintained a broad scope of innovation trials, we have recently undergone a strategic shift toward more advertising technology–focused initiatives. These initiatives are more closely aligned with our core business operations and are expected to yield greater operational synergies and commercial relevance. As a result of this shift, we expect our total research and development expenses to decrease in the near term, followed by stable, gradual growth over the longer term, in line with our more focused development roadmap. Although our absolute research and development spending may fluctuate, we anticipate that research and development expenses as a percentage of total revenue will remain relatively stable over time as we continue to monitor and optimize the implementation of our research and development budget.

Critical Accounting Policies and Estimates

We prepare financial statements in conformity with International Financial Reporting Standards, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements. Significant accounting estimates reflected in our consolidated financial statements include allowance for trade receivable, recoverability, useful lives of long-lived assets and income taxes related to realization of deferred tax assets and uncertain tax position. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

See Note 2 “Summary of Significant Accounting Policies” of our consolidated financial statements, included elsewhere in this prospectus for information about these critical accounting policies, as well as a description of our other significant accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Revenue Recognition

We follow the rules and guidance set out under IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) for revenue recognition. The core principle of IFRS 15 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In accordance with IFRS 15, revenues are recognized when we satisfy the performance obligations by delivering the contracted services to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when we satisfy a performance obligation

Revenue is measured at the fair value of the consideration received or receivable for the sales of services in the ordinary course of our activities.

When another party is involved in providing goods or services to a customer, we determine whether the nature of its promise is a performance obligation to provide the specified services itself (i.e. we are a principal) or to arrange for those services to be provided by the other party (i.e. we are an agent).

58

We are a principal if we control the specified services before those services are transferred to a customer. We are an agent if our performance obligation is to arrange for the provision of the specified services by another party. In this case, we do not control the specified services provided by another party before those services are transferred to the customer. When we act as an agent, we recognize revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified services to be provided by the other party. This evaluation is performed separately for each performance obligation identified. For the years ended December 31, 2023 and 2024 and the six months ended June 30, 2024 and 2025, there was no revenue recognized on a net basis where we are acting as an agent.

Revenue is recognized when or as the control of the services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time.

Control of the services is transferred over time if our performance:

(a) provides all of the benefits received and consumed simultaneously by the customer;

(b) creates and enhances an asset that the customer controls as we perform; or

(c) does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date.

If control of the services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services. This evaluation is performed separately for each performance obligation identified.

The accounting policy for our principal revenue sources

Revenue from programmatic advertising services

We generate revenue by displaying programmatic banner advertising services, promotional services for cooperative brands on our websites and social media platforms through display ad network such as Google Ads and Meta. The services contain one single performance obligation, which includes displaying banner services in the websites or social media accounts operating by us to our customers in exchange for consideration. The pricing is based on a cost-per-thousand-impressions (CPM) model. Revenue generated under this arrangement fluctuates due to dynamic CPM rates, which are influenced by market demand, advertising content quality, targeting precision and seasonal trends. The payment terms with the advertising network partners are fixed. We sign contracts based on service terms and recognize revenue in general as a monthly basis after impressions are delivered. No returns, refunds and other similar obligations during each reporting period.

Revenue from software-as-a-service (“SaaS”)

We generate revenue by providing customers with SaaS services such as MediaLens software subscription services during the contractually agreed period, which is typically one year. This subscription service entitles customers to access and use MediaLens system in accordance with the subscription scope outlined in the “Service Description” and the terms and conditions stipulated in the agreement. The contract specifies in detail the monthly subscription contents of MediaLens analytics tools, including usage quotas, monthly page quotas, and other relevant information. The contracts contain one single performance obligation, being the provision of cloud-based SaaS solutions to our customers in exchange for contractual consideration. The terms of pricing and payment stipulated in the contract are fixed. We recognize revenue based on the stage of fulfillment of the performance obligations stipulated in the contract over the agreed-upon service period, which is recognized on a straight-line basis over the contractual period. No returns, refunds and other similar obligations during each reporting period.

Revenue from digital marketing solutions service

We generate advertising revenue by the placement and delivery of digital advertisements on behalf of partner brands on third party social media platforms such as Facebook, Instagram and our own website. These advertisements are in various forms, including articles, videos, and other media. The contractually stipulated pricing structure and payment terms are irrevocably fixed during the contractual period, with no price escalation or variation clauses. One performance obligation is clarified in the contracts with customers. We recognize revenue at a point in time upon the services are delivered and the advertisements are published or over time based on the proportional fulfillment of the performance obligations stipulated in the contract throughout service period. No returns, refunds and other similar obligations during each reporting period.

59

Trade Receivables and Expected Credit Losses

Trade receivables are amounts due from customers for services performed in the ordinary course of business. Majority of trade receivables are from advertising services. They are generally due for settlement within one year (or in the normal operating cycle of the business if longer) and therefore all classified as current. We usually grant credit to customers with 30 days to 60 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends.

In according with IFRS 9, expected credit loss (“ECL”) is the weighted average of credit losses with respect to a financial instrument, considering the time value of money, that result from all possible default events over the expected life of the financial instrument credit losses are the difference between all contractual cash flows that are due to an entity in accordance with the contract and all the cash flows that the entity expects to receive.

For trade receivables, we apply a simplified approach in calculating expected credit losses. Therefore, we do not track the changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. We have established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition at individual cash generating unit level. If the recoverable amount is less than the carrying amount of the assets, we would recognize an impairment loss, which is the excess of carrying amount over the fair value less costs of disposal or value in use, using the expected future discounted cash flows. No impairment of long-lived assets was recognized for the years ended December 31, 2023 and 2024 and the six months ended June 30, 2024 and 2025.

Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and losses can be utilized.

Taxation

Cayman Islands

The Company is incorporated as an exempted company with limited liability under the Companies Act of the Cayman Islands and is not subject to tax on income or capital gains. Additionally, the Cayman Islands do not impose a withholding tax on payments of dividends to shareholders. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made by or to the Company.

BVI

The Company’s subsidiaries incorporated in the BVI are not subject to tax on income or capital gain under the laws of BVI. Additionally, upon payments of dividends by the Company or its subsidiaries to their shareholders, no withholding tax will be imposed.

60

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during the years ended December 31, 2023 and 2024 and the six months ended June 30, 2024 and 2025.

Taiwan

Effective from 2018, Taiwan’s Income Tax Law abolished the imputation system, raised the corporate income tax rate from 17% to 20%, and reduced the rate of surtax imposed on unappropriated earnings from 10% to 5%. Effective from 2020, Taiwan’s Statute for Industrial Innovation extended the tax incentive by 10 years for R&D expenditure. In addition, if a company uses its undistributed earnings to construct or purchase buildings, software or hardware equipment, or technology for use in production or operation, such investment amounts may be deducted from the undistributed earnings in calculation of the current year’s undistributed earnings for assessment of surtax imposed on undistributed earnings from the year 2018.

The alternative minimum tax (“AMT”) imposed under Taiwan’s AMT Act is a supplemental income tax which applies if the amount of regular income tax calculated pursuant to Taiwan’s Income Tax Law and relevant laws and regulations is below the amount of basic tax prescribed under the AMT Act. The taxable income for calculating AMT includes most income that is exempt from income tax under various regulations, such as tax holidays. The prevailing AMT rate for business entities is 12%.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated, both in absolute amounts and as percentages of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year ended December 31,					For the Six Months ended June 30,
	2023		2024			2024		2025
	HK$	% of revenues	HK$	US$	% of revenues	HK$	% of revenues	HK$	US$	% of revenues
						(Unaudited)
Revenues	103,570,231	100.0	107,714,812	13,718,137	100.0	45,469,367	100.0	52,626,163	6,702,689	100.0
Cost of revenue	(31,640,351)	(30.5)	(33,326,733)	(4,244,362)	(30.9)	(13,929,386)	(30.6)	(14,570,385)	(1,855,745)	(27.7)
Gross profit	71,929,880	69.5	74,388,079	9,473,775	69.1	31,539,981	69.4	38,055,778	4,846,944	72.3
Selling and marketing expenses	(16,187,560)	(15.6)	(15,933,674)	(2,029,250)	(14.8)	(7,095,501)	(15.6)	(8,174,958)	(1,041,197)	(15.5)
General and administrative expenses	(43,338,733)	(41.8)	(38,070,384)	(4,848,495)	35.3)	(18,361,968)	(40.4)	(20,730,129)	(2,640,276)	(39.4)
Research and development expenses	(9,771,388)	(9.4)	(9,348,597)	(1,190,601)	(8.7)	(4,654,750)	(10.2)	(2,659,968)	(338,785)	(5.1)
Total operating expenses	(69,297,681)	(66.9)	(63,352,655)	(8,068,346)	(58.8)	(30,112,219)	(66.2)	(31,565,055)	(4,020,258)	(60.0)
Income from operations	2,632,199	2.5	11,035,424	1,405,428	10.2	1,427,762	3.1	6,490,723	826,686	12.3
Finance income/(cost)	(259,095)	(0.3)	(987,230)	(125,730)	(0.9)	(615,085)	(1.4)	823,263	104,854	1.6
Other gain and loss	500,329	0.5	250,417	31,892	0.2	50,122	0.1	26,651	3,394	0.1
Income before tax expense	2,873,433	2.8	10,298,611	1,311,591	9.6	862,799	1.9	7,340,637	934,934	13.9
Income taxes expense	(341,523)	(0.3)	(1,125,215)	(143,303)	(1.0)	(279,502)	(0.6)	(1,079,722)	(137,518)	(2.1)
Net income	2,531,910	2.4	9,173,396	1,168,288	8.5	583,297	1.3	6,260,915	797,416	11.9

61

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Revenue, Net

Our revenues increased by 15.7% from HK$45.5 million in the six months ended June 30, 2024 to HK$52.6 million in the six months ended June 30, 2025 (US$6.7 million), primarily due to the increase in revenue from digital marketing solutions by 18.3% from HK$43.3 million in the six months ended June 30, 2024 to HK$51.2 million (US$6.5 million) in the six months ended June 30, 2025. The increase in revenue from digital marketing solutions in the six months ended June 30, 2025 was primarily due to higher demand and our enhanced efforts to provide more integrated, one-stop digital marketing solutions to our clients. This included expanded offerings in social media management, performance marketing, influencer collaborations, and event marketing. This was partially offset by a decrease of HK$0.6 million in revenue generated from display banner, which was primarily due to our strategic shift in focus towards digital marketing solutions.

Cost of Revenue

Our cost of revenue increased by 4.6% from HK$13.9 million in the six months ended June 30, 2024 to HK$14.6 million (US$1.9 million) in the six months ended June 30, 2025, in line with our revenue growth during the period.

Boosting costs decreased by 7.6% from HK$8.5 million in the six months ended June 30, 2024 to HK$7.9 million (US$1.0 million) in the six months ended June 30, 2025, primarily as a result of reduced discretionary spending by clients on boosting services, combined with a shift in revenue mix towards services that typically do not require additional boosting costs, such as social media management and event management.

Production costs increased significantly by 142.6% from HK$1.7 million in the six months ended June 30, 2024 to HK$4.2 million (US$0.5 million) in the six months ended June 30, 2025. The growth reflects both the increasing number of high production cost projects we undertake as well as higher client demand for event marketing and influencer marketing.

Employee-related costs within cost of revenue decreased by 31.9% from HK$3.7 million in the six months ended June 30, 2024 to HK$2.5 million in the six months ended June 30, 2025 (US$0.3 million), primarily due to the ongoing optimization of our employees aimed at improving operational efficiency.

Gross Profit

As a result of the above, our gross profit increased by 20.7% from HK$31.5 million in the six months ended June 30, 2024 to HK$38.1 million (US$4.8 million) in the six months ended June 30, 2025. Our gross profit margin increased from 69.4% in the six months ended June 30, 2024 to 72.3% in the six months ended June 30, 2025, primarily due to a decline in our boosting costs, driven by a shift in revenue mix towards expanded offerings such as social media management and event management.

General and Administrative Expenses

Our general and administrative expenses increased by 12.9% from HK$18.4 million in the six months ended June 30, 2024 to HK$20.7 million (US$2.6 million) in the six months ended June 30, 2025, primarily due to higher staff costs to support our expanding operations, as well as increased audit expenses related to our initial public offering.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 15.2% from HK$7.1 million in the six months ended June 30, 2024 to HK$8.2 million in the six months ended June 30, 2025 (US$1.0 million), primarily due to higher sales commissions. This increase was in line with our revenue growth during the period.

Research and Development Expenses

Our research and development expenses decreased by 42.9% from HK$4.7 million in the six months ended June 30, 2024 to HK$2.7 million in the six months ended June 30, 2025 (US$0.3 million), primarily due to a reduction in our software development costs. The decrease was driven by a strategic shift from a broader range of innovation trials to a more refined approach focused on advertising technology–oriented initiatives, such as the continued enhancement of our MediaLens. These initiatives are more closely aligned with our core business and offer greater potential for operational synergies. As a result, we were able to focus our R&D resources more efficiently while continuing to support product enhancement and technological advancement in areas most relevant to our long-term growth.

62

Other Income (Expenses), Net

We recorded total other expense of HK$0.6 million in the six months ended June 30, 2024 compared to a total other income of HK$0.8 million (US$0.1 million) in the six months ended June 30, 2025, primarily due to foreign exchange gain resulting from the appreciation of the TWD against the HKD in the six months ended June 30, 2025.

Income Before Income Tax Provision

As a result of the above, our income before income taxes was HK$7.3 million in the six months ended June 30, 2025 (US$0.9 million), compared to income before income taxes of HK$0.9 million in the six months ended June 30, 2024.

Income Tax Expense

We recorded income taxes expense of HK$1.1 million (US$0.1 million) in the six months ended June 30, 2025, compared to HK$0.3 million in the six months ended June 30, 2024, primarily due to an increase in income from operations.

Net Income

As a result of the above, we recorded net income of HK$6.3 million in the six months ended June 30, 2025 (US$0.8 million), compared to net income of HK$0.6 million in the six months ended June 30, 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue, Net

Our revenues increased by 4.0% from HK$103.6 million in 2023 to HK$107.7 million in 2024 (US$13.7 million), primarily due to the increase in revenue from digital marketing solutions by 5.5% from HK$99.2 million in 2023 to HK$104.6 million (US$13.5 million) in 2024. The increase in revenue from digital marketing solutions in 2024 was primarily due to higher demand and our enhanced efforts to provide more integrated, one-stop digital marketing solutions to our clients. This included expanded offerings in social media management, performance marketing, influencer collaborations, and event marketing. Revenue from these expanded offerings increased from HK$1.2 million in 2023 to HK$10.3 million (US$13.3 million) in 2024, reflecting growing demand for comprehensive digital campaign execution and content management solutions. These strategic initiatives not only contributed to client acquisition but also deepened relationships with our strategic key brand clients. As a result, revenue generated from our top 10 brand clients increased from HK$14.0 million in 2023 to HK$19.9 million (US$2.6 million) in 2024.

Cost of Revenue

Our cost of revenue increased by 5.3% from HK$31.6 million in 2023 to HK$33.3 million (US$4.2 million) in 2024, as we conducted more business activities in 2024 that required higher spending on advertisement production, hard costs, influencer line-ups, performance marketing campaigns, and related third-party services.

Boosting costs rose slightly by 1.5% from HK$20.0 million in 2023 to HK$20.3 million (US$2.6 million) in 2024. While the absolute amount remained relatively stable, the slight decrease as a percentage of revenue was driven by project-specific requirements.

Production costs increased by 35.2% from HK$5.4 million in 2023 to HK$7.3 million (US$0.9 million) in 2024. The growth reflects higher demand for event marketing and more complex creative executions, including influencer-led content and multi-format campaigns.

Employee-related costs within cost of revenue decreased by 8.8% from HK$6.2 million in 2023 to HK$5.7 million in 2024 (US$0.7 million). This decline reflects improved project planning, resource allocation, and ongoing process optimization efforts, which enhanced delivery efficiency without compromising quality.

63

Gross Profit

As a result of the above, our gross profit increased by 3.4% from HK$71.9 million in 2023 to HK$74.4 million (US$9.5 million) in 2024. Our gross profit margin slightly decreased from 69.5% in 2023 to 69.1% in 2024, primarily due to a shift in revenue mix toward services with higher spending. In particular, the increased contribution from influencer campaigns and performance marketing—both of which involved higher third-party and media spending—resulted in a moderate compression in overall margin despite the growth in revenue.

General and Administrative Expenses

Our general and administrative expenses decreased by 12.1% from HK$43.3 million in 2023 to HK$38.1 million (US$4.8 million) in 2024, primarily due to several cost optimization initiatives. Firstly, staff costs were reduced as a result of improved operational efficiency, which allowed us to maintain performance with a leaner team. Secondly, we relocated one of our Hong Kong offices in June 2024, leading to a reduction in rental expenses. Thirdly, we implemented more stringent cost control measures across various administrative functions, which resulted in the overall decrease in general and administrative expenses.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 1.6% from HK$16.2 million in 2023 to HK$15.9 million in 2024 (US$2.0 million), primarily due to a reduction in sales commissions. This was driven by a higher proportion of client engagements under retainer-based contracts, which typically carry lower commission rates. In addition, a growing number of key accounts were secured through management-led efforts rather than the direct sales team, further contributing to the decline in commission expenses.

Research and Development Expenses

Our research and development expenses decreased by 4.3% from HK$9.8 million in 2023 to HK$9.3 million in 2024 (US$1.2 million), primarily due to a reduction in software development costs. The decrease was mainly attributable to a strategic shift from a broader range of innovation trials to more advertising technology–oriented initiatives. These initiatives are more closely aligned with our core business and offer greater potential for operational synergies. As a result, we were able to focus our R&D resources more efficiently while continuing to support product enhancement and technological advancement in areas most relevant to our long-term growth.

Other Income (Expenses), Net

We recorded total other income of HK$0.2 million in 2023 compared to a total other expense of HK$0.7 million (US$0.1 million) in 2024, representing a 405.4% deterioration, primarily due to foreign exchange loss resulting from the depreciation of the TWD against the HKD in FY2024, as well as the reduction in government subsidies received during the year.

Income Before Income Tax Provision

As a result of the above, our income before income taxes was HK$10.3 million in 2024 (US$1.3 million), compared to income before income taxes of HK$2.9 million in 2023.

Income Tax Expense

We recorded income taxes expense of HK$1.1 million (US$0.1 million) in 2024, compared to HK$0.3 million in 2023, primarily due to an increase in income from operations.

Net Income

As a result of the above, we recorded net income of HK$9.2 million in 2024 (US$1.2 million), compared to net income of HK$2.5 million in 2023.

64

Liquidity and Capital Resources

PressLogic Inc. is a holding company, and it conducts its operations primarily through its subsidiaries in Hong Kong and BVI. PressLogic Inc. may rely on dividends distribution or payments from its Hong Kong and BVI subsidiaries to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. For an overview of our organizational structure, see “Prospectus Summary—Our History, Corporate and Ownership Structure.” Deterioration in the financial condition, earnings or cash flow of the Company’s subsidiaries for any reason, as well as any changes in laws or regulations, could limit or impair their ability to pay such distributions. See “Risk Factors—Risks Relating to Doing Business in Hong Kong—As PressLogic Inc. is not a Chinese operating company but a Cayman Islands holding company with no business operations of its own, it relies on dividends distribution or payments from its Hong Kong and BVI subsidiaries to fund its cash and financing requirements.”

Cash flows and working capital

To date, our primary sources of liquidity have been cash generated from operating activities and capital contribution by shareholders. As of June 30, 2025, we had cash and cash equivalents of HK$42.5 million (US$5.4 million), a majority of which is in U.S. dollar and in HKD. Cash and cash equivalents consist of cash on hand, cash in bank and deposits held at licensed payment platforms with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. We believe our cash and cash equivalents will be sufficient to fund our operations and meet all of its obligations as they fall due for at least 12 months from the date of the issuance of financial statements. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to the Company’s shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of June 30, 2025, we had borrowing-current of HK$16.4 million (US$2.1 million), representing three short-term loans from HSBC. HSBC as lender under these loans has the discretion to determine whether or not to permit drawdown or utilization of the loan, the discretion to require immediate repayment of outstanding amount, and the discretion to determine whether or not to terminate the loan. Specifically, on December 18, 2023, one loan of HK$4,100,000, guaranteed by, among others, Cheung Ho Chak Ryan, bears a floating interest rate of HSBC Prime Rate minus 2.25% per annum, and will mature in December 2033. On May 14 ,2024, one loan of HK$9,000,000, guaranteed by, among others, Chow Wing Yin and Cheung Ho Chak Ryan, bears a floating interest rate of HSBC Prime Rate minus 2.25% per annum and will mature in May 2034. On February 29, 2024, one loan of HK$3,743,334, guaranteed by, among others, Chow Wing Yin and Cheung Ho Chak Ryan, bears a floating interest rate of HSBC Prime Rate minus 2.25%per annum and will mature in February 2034.

The following table sets forth selected cash flow statement information for the years/periods indicated:

	For the Year ended December 31,			For the Six Months ended June 30,
	2023	2024		2024	2025
	HK$	HK$	US$	HK$	HK$	US$
				(Unaudited)
Net cash provided by operating activities	881,214	13,735,939	1,749,355	5,206,277	11,982,297	1,526,115
Net cash used in investing activities	(233,744)	(386,180)	(49,182)	(220,021)	(176,054)	(22,426)
Net cash provided by / (used in) financing activities	(786,095)	6,974,423	888,235	10,321,107	(6,500,197)	(872,893)
Net increase/ (decrease) in cash and cash equivalents	(133,260)	20,493,798	2,610,010	15,597,650	5,184,937	606,829
Cash and cash equivalents, beginning of year	16,944,036	16,810,776	2,140,955	16,810,776	37,304,574	4,804,814
Cash and cash equivalents, end of year	16,810,776	37,304,574	4,750,965	32,408,426	42,489,511	5,411,643

65

Operating Activities

Net cash provided by operating activities was HK$12.0 million (US$1.5 million) in the six months ended June 30, 2025, primarily related to our net income of HK$6.3 million (US$0.8 million). The difference was primarily due to adjustment for non-cash and non-operating items of HK$1.8 million (US$224.0 thousand) and changes in operating assets and liabilities. The adjustments primarily include depreciation of property and equipment and amortization of right-of-use assets. The changes in operating assets and liabilities primarily reflected a decrease of HK$8.6 million (US$1.1 million) in trade receivables, which was related to improved collections from customers during the period, partially offset by an increase of HK$8.4 million (US$1.1 million) in due to related parties, primarily as a result of repayments received.

Net cash provided by operating activities was HK$13.7 million (US$1.7 million) in 2024, primarily related to our net income of HK$9.2 million (US$1.2 million). The difference was primarily due to adjustment for non-cash and non-operating items of HK$6.2 million (US$787.5 thousand) and changes in operating assets and liabilities. The adjustments primarily include depreciation of operating lease assets, depreciation of property and equipment and amortization of right-of-use assets. The changes in operating assets and liabilities primarily reflected (i) an increase of HK$5.4 million (US$683.5 thousand) in trade receivable, which was related to the extended payment cycles from customers, and (ii) an increase of HK$1.6 million (US$201.6 thousand) in due from related parties, which was related to our daily business transactions.

Net cash provided by operating activities was HK$881.2 thousand in 2023, while our net income for the same year was HK$2.5 million. The difference was primarily due to adjustment for non-cash and non-operating items of HK$6.5 million and changes in operating assets and liabilities. The adjustments primarily include depreciation of property and equipment, amortization of right-of-use assets and equity investment loss. The changes in operating assets and liabilities primarily reflected (i) a decrease of HK$3.4 million in trade receivable, which was related to our enhanced receivables collections accelerated settlement cycle with customers; (ii) an increase of HK$1.2 million in trade payable, which was related to the timing of settlements, as certain payables were settled subsequent to the balance sheet date; and (iii) a decrease of HK$11.0 million in due to related parties, which was related to repayment of daily operation payment made on our behalf.

Investing Activities

Net cash used in investing activities was HK$176.1 thousand (US$22.4 thousand) in the six months ended June 30, 2025, primarily due to the purchases of property and equipment of HK$177.9 thousand (US$22.7 thousand), which was related to the purchases of common office fixed assets such as computers and production equipment.

Net cash used in investing activities was HK$386.2 thousand (US$49.2 thousand) in 2024, primarily due to the purchases of property and equipment of HK$749.5 thousand (US$95.5 thousand), which was related to the purchases of common office fixed assets and partially offset by the proceeds from disposal of property and equipment of HK$363.3 thousand (US$46.3 thousand), which was due to the end use of computers and furniture.

Net cash used in investing activities was HK$233.7 thousand in 2023, primarily due to the purchases of property and equipment of HK$124.0 thousand, which was related to office renovation of approximately HK$40 thousand, partially offset by the proceeds from disposal of obsolete office property and equipment of HK$47.2 thousand.

66

Financing Activities

Net cash used in financing activities was HK$6.5 million (US$0.8 million) in the six months ended June 30, 2025 primarily due to (i) the payment of HK$4.2 million (US$533.3 thousand) in deferred initial public offering costs associated with the planned offering; (ii) the payment of lease liabilities of HK$1.9 million (US$244.4 thousand); and (iii) the repayment of bank borrowings of HK$0.4 million (US$50.1 thousand).

Net cash provided by financing activities was HK$7.0 million (US$0.9 million) in 2024, primarily due to (i) the proceeds from bank borrowings of HK$12.7 million (US$1.6 million), which was related to the anticipated daily working capital requirements; (ii) an increase of HK$1.3 million (US$164.3 thousand) in deferred initial public offering costs associated with the planned offering; and (iii) the rental payment of HK$4.5 million (US$570.4 thousand).

Net cash used in financing activities was HK$786.1 thousand in 2023, primarily due to (i) the proceeds from bank borrowings of HK$4.1 million, which was related to working capital requirements for business expansion; and (ii) the rental payment of HK$4.9 million.

Capital Expenditures

We had capital expenditures of HK$5.4 million, HK$5.6 million (US$708 thousand) and HK$2.2 million (US$280 thousand) in 2023, 2024 and the six months ended June 30, 2025, respectively. In these periods, our capital expenditures were primarily used for the right-of-use assets arising from rental agreements and were financed through cash flows from our operations. We estimate that our capital expenditures in the next two years will be used primarily for computer and production equipment, leasehold improvements, and right-of-use lease assets.

We expect that our level of capital expenditures will be significantly affected by demand for our solutions globally. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. To the extent the proceeds of this offering and cash from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing in the future. We will continue to make capital expenditures to support the expected growth of our business.

Material Cash Requirements

Our material cash requirements as of June 30, 2025 primarily include operating lease obligations.

We intend to fund our existing and future material cash requirements primarily through cash flows from our operations and net proceeds from the offering. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

The following table sets forth our contractual obligations for operating lease as of June 30, 2025:

	Lease liabilities
	HK$	US$
Remaining 2025	2,198,870	280,057
2026	3,221,794	410,341
2027	1,405,494	179,010
2028	3,432	437
2029	2,248	286
Thereafter	552	70
Total lease payments	6,832,390	870,202
Less: imputed interest	(193,212)	(24,608)
Present value of lease liabilities	6,639,178	845,594

67

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any off-balance sheet derivative instruments. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Internal Control Over Financial Reporting

Prior to this initial public offering, we have been a private company with limited accounting personnel and other resources with which we address our internal control over financial reporting. After this initial public offering we will be subject to the Sarbanes-Oxley Act of 2002 as we are a public company in the United States. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2026. In addition, once we cease to be an “emerging growth company” as this term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

In the course of preparing and auditing our consolidated financial statements as of and for the years ended December 31, 2023 and 2024, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is that we lack sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS and the SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC.

We plan to recruit additional qualified financial reporting and accounting personnel following the completion of this offering to enhance our financial reporting capabilities.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors—Risks Relating to this Offering and the Class A Ordinary Shares—If we fail to implement and maintain an effective system of internal controls, including through the remediation of any material weaknesses or significant deficiencies that have been or may be identified, we may be unable to report our results of operations accurately, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the Class A ordinary shares may be materially and adversely affected.”

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financing reporting. However, pursuant to Section 404 and the related rules adopted by the SEC, we, as a public company after being listed, are required to maintain adequate internal control over financial reporting and include our management’s assessment of the effectiveness of our company’s internal control over financial reporting in our annual report.

68

Qualitative and Quantitative Disclosures about Market Risk

Foreign Currency Risk

Foreign currency risk primarily arises from future commercial transactions and recognized assets and liabilities denominated in a currency other than the functional currency of the relevant entities. We manage our foreign currency risk by performing regular reviews of our net foreign currency exposures and try to minimize non-functional currency transactions.

We operate mainly in Hong Kong with most of the transactions settled in HK dollars. Management considers that the business is not exposed to significant foreign exchange risk as there are no significant assets or liabilities of us denominated in the currencies other than the respective functional currencies of our entities.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect our financial conditions and results of operations. We are exposed to floating interest rate risk on bank deposits and floating rate borrowings, and the risk due to changes in interest rates is not material. We have not used any derivative financial instruments to manage the interest risk exposure.

Credit Risk

The carrying amounts of the cash and bank balances, trade receivables and other receivables included in the consolidated balance sheet represent our maximum exposure to credit risk in relation to our financial assets.

We have no significant concentrations of credit risk. We have policies in place to ensure that sales are made to customers with an appropriate credit history.

The credit risk on cash and bank balances is limited because the counterparties are banks with high credit-rating assigned by international credit-rating agencies and certificates of deposit were on deposit at financial institutions in the Hong Kong with upper limited HK dollars 500,000 and in Taiwan with upper limited Taiwan dollars 3,000,000 insurances to cover bank deposits in the event of bank failure.

We consider whether there has been a significant increase in credit risk of financial assets on an ongoing basis throughout each reporting period by comparing the risk of a default occurring as at the reporting date with the risk of default as at the date of initial recognition. We consider available reasonable and supportive forwarding looking information.

Liquidity Risk

As of June 30, 2025, we had approximately HK$42.5 million (US$5.4 million) in cash and cash equivalent. We intend to maintain sufficient cash and cash equivalents. Due to the dynamic nature of the underlying business, our policy is to regularly monitor our liquidity risk and to maintain adequate liquid assets such as cash and cash equivalents, or to retain adequate financing arrangements to meet our liquidity requirements.

We expect that our existing cash and cash equivalents will be sufficient to fund our operations and meet all of our obligations as they fall due for at least twelve months from the date of issuance of financial statements.

Concentration Risk

For the year ended December 31, 2023, one supplier, Meta Platforms Ireland Ltd., which was a third-party social media platform provider, accounted for 63.9% of our cost of revenue. For the year ended December 31, 2024, the same supplier accounted for 60.7% of our cost of revenue. For the six months ended June 30, 2024 and 2025, the same supplier accounted for 62.3% and 53.4% of our cost of revenue, respectively. Should any of the above suppliers or other significant suppliers terminate their relationship with us or significantly reduces their supplies, our business and financial results could be materially and adversely affected. See “Risk Factors—Risks Relating to Our Business and Industry—We are subject to supplier concentration risks.”

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements that are relevant to us is included in Note 2 “Summary of Significant Accounting Policies” of our consolidated financial statements, included elsewhere in this prospectus.

69

Business

Overview

We operate in the online marketing industry primarily in the Asia Pacific region, in particular Hong Kong and Taiwan. Online marketing, also known as digital marketing or internet marketing, refers to the use of the internet and digital channels to promote products, services, or brands to a targeted audience. It includes various strategies and techniques designed to attract, engage, and convert potential customers. Online marketing solutions comprise of content marketing solutions and SaaS solutions.

We are a leading one-stop digital marketing solutions provider. We deliver a comprehensive suite of interconnected proprietary content marketing solutions and SaaS solutions and services to brand owners as well as marketing agencies throughout the marketing cycle and across multiple media platforms, including our own websites and apps, as well as third-party social media platforms. Our content marketing solutions primarily include (i) digital marketing solution segment, which includes advertorial and editorial contents, newsfeeds contents, influencer marketing, display advertising and sponsorship, and (ii) display banner segment, which includes both programmatic banner ads and direct placements option from display ad networks. Our SaaS solutions include MediaLens related offerings, which provides powerful data analysis of our audience on Facebook, Instagram and Youtube. Our SaaS solutions and content marketing strategies are interconnected and complement each other throughout the marketing process. Our content marketing solutions are also data-driven, allowing us to leverage insights from MediaLens to create engaging content for our media pages. This enables us to effectively reach our target audience and enhance the competitiveness of our services.

We operate nine proprietary media brands with over twelve million followers and subscribers, featuring contents across a diverse areas of interest. Each of our media brands carry unique content areas with a notable presence on various social media platforms. As of the date of this prospectus, we have nine websites and five apps and eleven Facebook fanpages, eleven Instagram profiles and eight YouTube channels as our core media assets.

We generate revenue primarily from content marketing solution and to a lesser extent from SaaS solutions. For content marketing solutions, we charge a flat advertising fees or variable advertising fees based on (i) the media profile selected for the project, and (ii) the project complexity. For SaaS solutions, we charge monthly or yearly subscription fees. Our revenues increased by 4.0% from HK$103.6 million in 2023 to HK$107.7 million in 2024 (US$13.7 million). Our revenues increased by 15.7% from HK$45.5 million in the six months ended June 30, 2024 to HK$52.6 million in the six months ended June 30, 2025 (US$6.7 million). Our gross profit increased by 3.4% from HK$71.9 million in 2023 to HK$74.4 million (US$9.5 million) in 2024. Our gross profit increased by 20.7% from HK$31.5 million in the six months ended June 30, 2024 to HK$38.1 million (US$4.8 million) in the six months ended June 30, 2025. Our gross profit margin slightly decreased from 69.5% in 2023 to 69.1% in 2024, primarily due to a shift in revenue mix toward services with higher costs such as influencer campaigns and performance marketing. Our gross profit margin increased from 69.4% in the six months ended June 30, 2024 to 72.3% in the six months ended June 30, 2025, primarily due to a decline in our boosting costs, driven by a shift in revenue mix towards expanded offerings such as social media management and event management. We recorded net income of HK$9.2 million in 2024 (US$1.2 million), compared to net income of HK$2.5 million in 2023. We recorded net income of HK$6.3 million (US$0.8 million) in the six months ended June 30, 2025, compared to net income of HK$0.6 million in the six months ended June 30, 2024.

Our Industry

We operate in the online marketing industry primarily in the Asia Pacific region, in particular Hong Kong and Taiwan. Online marketing, also known as digital marketing or internet marketing, refers to the use of the internet and digital channels to promote products, services, or brands to a targeted audience. It includes various strategies and techniques designed to attract, engage, and convert potential customers. Online marketing solutions comprise of content marketing solutions and SaaS solutions. The projected CAGR growth rates across various market segments and the description regarding new growth opportunities are derived from an industry report commissioned by us and prepared by Frost & Sullivan, a third-party industry research firm.

Our Market Opportunity

Market Size for Content Marketing (APAC, Hong Kong, Taiwan)

Due to the consistent growth in market size of the content marketing industry, we believe the market carries significant potential and growth opportunities, according to Frost & Sullivan.

70

Driven by the rise of e-commerce and video content, including short videos and streaming platforms, advertisers are increasing their focus on online marketing. This shift is creating new growth opportunities in the Asia-Pacific (APAC) region online marketing market. In 2019, the market size of online marketing was US$134.9 billion in APAC, and it grew at a CAGR of 18.0% to US$261.9 billion in 2023. This market segment is projected to grow at a CAGR of 11.3% to reach US$446.8 billion in 2028.

In Hong Kong, despite the tradition emphasis on television and print media, Google remains the most visited online platform, making SEM and SEO solutions popular. In addition, the emergence of video-streaming platforms has led to a shift toward content marketing. In 2019, the market size of online marketing was US$926.2 million in Hong Kong, and it grew at a CAGR of 17.2% to US$1,746.1 million in 2023. This market segment is projected to grow at a CAGR of 10.6% to reach US$2,883.5 million in 2028.

In Taiwan, online marketing is continuously growing due to high social media usage and a young, tech-savvy population, which drives the adoption of online services and the development of personalized marketing strategies. In 2019, the market size of online marketing was USD1,185.2 million in Taiwan, and it grew at a CAGR of 11.5% to USD1,833.7 million in 2023. This market segment is projected to grow at a CAGR of 7.5% to reach USD2,636.3 million in 2028.

Market Size for Marketing SaaS (APAC, Hong Kong, Taiwan)

Due to the growing market size of SaaS marketing solutions, we believe that the utilization of proprietary technologies and adoption of SaaS tools are expected to drive the online marketing industry.

As digital transformation accelerates in the APAC, SaaS has become the preferred choice for enterprises due to its flexibility, scalability, and cost-effectiveness. The rise of Generative AI has further fueled the SaaS market, driving the growth of marketing SaaS. In 2019, the market size of SaaS marketing was USD2.8 billion in APAC, and it grew at a CAGR of 21.4% to USD6.2 billion in 2023. This market segment is projected to grow at a CAGR of 17.5% to reach USD13.8 billion in 2028.

In Hong Kong, SaaS holds a dominant position within the public cloud market, driven by the growing demand for remote work solutions, data security, and compliance. Marketing SaaS vendors in Hong Kong must localize their offerings to meet local needs while leveraging the region’s strategic position to support the international expansion of brands from both Hong Kong and mainland China. In 2019, the market size of SaaS marketing was USD36.6 million in Hong Kong, and it grew at a CAGR of 21.2% to USD79.1 million in 2023. This market segment is projected to grow at a CAGR of 14.0% to reach USD152.4 million in 2028.

In Taiwan, the government has initiated the promotion of digital transformations, which have created a supportive environment for the SaaS market. In 2019, the market size of SaaS marketing was USD111.4 million in Taiwan, and it grew at a CAGR of 16.7% to USD206.4 million in 2023. This market segment is projected to grow at a CAGR of 13.0% to reach USD380.7 million in 2028.

Industry Trends

With the increased accessibility of the internet, digital transformation, and the emergence of diverse platforms, the foundation for the online marketing industry has been laid. Several trends are expected to drive this industry:

●	The rise of mobile internet has provided diversified third-party media platforms for online marketing. The widespread adoption of mobile internet has driven the rise of major online platforms, including social media, e-commerce, and video-streaming platforms. By incorporating interactive features and personalization, these platforms significantly boost user engagement; each offers unique marketing tools that enable companies to develop comprehensive online marketing strategies for advertisers.

●	Intensified market competition urges advertisers to optimize their marketing strategies towards niche markets. Consumers have become more selective in their spending, prioritizing better value for money, leading to the rise of smaller brands and increased market competition. To remain competitive, advertisers must continuously innovate and optimize their strategies. Many are now focusing on niche markets, target demographics, and specific scenarios to enhance brand value and build customer loyalty through personalized offerings, boosting engagement and loyalty.

●	Growing awareness of customers to utilize digital marketing services to drive their own growth. With younger demographics actively engaging on community platforms, digital media has become a key channel for information and shopping discussions. As a result, advertisers are shifting their budgets from traditional media to digital platforms, especially social media. To optimize their budgets, advertisers are utilizing digital marketing services to drive their own growth.

71

Our Strengths

Flywheel effect between our SaaS solutions and content marketing strategies

We lead the market with a diverse array of solutions that encompass various marketing processes. Our SaaS solutions and content marketing strategies are seamlessly interconnected, enhancing the overall marketing experience. MediaLens, our flagship SaaS product, analyzes audience behavior data, including content preferences and conversion patterns, optimizing our content and promotional strategies. MediaLens’ analytical capabilities serve as the foundation for our content creation solutions. When pitching these solutions to clients, we showcase the power of MediaLens to demonstrate our data-driven approach.

Our data-driven content marketing solutions leverage insights from MediaLens to create engaging content for our media pages, allowing us to effectively reach our target audience. We offer a wide range of content and tailor-made solutions to meet our clients’ diverse needs. Our integrated content marketing solutions cover the entire advertising process, from pre-production analytics to content creation and distribution. We identify trending content and keywords, produce compelling material with our in-house creative team, and distribute it through our media brands, including on their own webpages or apps as well as on third-party platforms. Our content marketing offerings include advertorial and editorial content, newsfeeds, sponsorships, display ads, and influencer marketing. This comprehensive approach enables us to provide a broad spectrum of content and customized solutions that effectively drive traffic through the conversion funnel.

Through content marketing solutions, we gather extensive market data, which is continuously fed into our SaaS solution to refine the effectiveness of our analytics, further promoting its adoption and creating a flywheel effect.

Diverse media brands attracting a diverse customer base

We have established a robust digital presence, engaging millions of subscribers across our media platforms. As of the date of this prospectus, we operate nine proprietary media brands with over twelve million followers and subscribers spanning various age groups and countries. Our reach extends across multiple platforms, including our own websites and apps, as well as third-party social media platforms like Facebook and Instagram.

Each of our media brands focuses on unique and targeted content, enabling us to attract advertising clients with diverse target demographics. We offer clients the flexibility to choose brands and platforms that best align with their audience’s interests. Our ability to segment and target specific demographics ensures that our clients’ advertising campaigns are optimized for maximum reach and effectiveness. This approach enhances our capacity to attract customers from different industries. Our client portfolio spans ten distinct sectors, including cosmetics and skincare, food and beverages, banking, and real estate.

Proprietary technology designed to optimize advertising and marketing efforts

We have developed a proprietary technology engine to enhance our online marketing solutions. Our robust technology integrates advanced algorithms and software systems to optimize advertising and marketing initiatives. MediaLens, our data-driven SaaS product powered by AI and machine learning, maximizes return on investment across various media channels. MediaLens features a comprehensive portfolio of functionalities, including Ad Intelligence, competitor analysis, social media performance analysis, and influencer analysis.

Our cloud-based infrastructure utilizes serverless architectures, providing scalability and significant cost savings in maintenance and operations. We are committed to continually enhancing our technology to deliver data-driven insights, ensuring our clients’ advertising strategies remain optimized and competitive.

Experienced management team

Our management team comprises seasoned leaders with expertise in technology, finance, operations, and business development. We are led by our Chairman, founder, and CEO, Cheung Ho Chak Ryan, a veteran in the digital marketing industry. In additional, his background in finance and business development has been instrumental in our rapid growth, securing venture capital funding, and expanding our market presence.

Our corporate structure is designed to foster innovation and scalability. We have specialized teams focused on editorial, project management, finance, HR, IT, product development, and sales. Our leadership team and organizational framework provide the vision, expertise, and operational excellence necessary to drive our success in the online marketing industry.

72

Our Growth Strategy

Grow our audience base and continue to optimize online marketing solutions and services

We intend to enhance the effectiveness of our marketing solutions by growing our audience base and continue to optimize our online marketing solutions and services. For example, we plan to adopt new media formats to grow our audience base to include users of these formats, while also optimizing our existing solutions and services through the creation of a more comprehensive portfolio of product offerings.

Broaden and deepen our partner ecosystem

We intend to broaden and deepen our partner ecosystem through the focus on partner education to ensure our partners’ familiarity with our ecosystem and the full scope of our product offerings. This will enable future partners to better understand the functionality of our products and enable more effective services. We will achieve this through various marketing initiatives such as organizing events, EDM campaigns, as well as other marketing activities. Through their enhanced understanding of our offerings and capabilities, our partner ecosystem will be broadened to include new collaborations that require comprehensive capabilities; and will be deepened due to their satisfaction with our product offerings.

Continue to invest in technological infrastructure, and enhance data analytical capabilities

We will continue to invest in our technological infrastructure and enhance our data analytical capabilities. We plan to continue to invest in the optimization of our existing SaaS solutions to expand their capabilities, and also to develop additional SaaS tools to enhance our data analytical capabilities. We will focus on the development of advertising technologies and seek M&A opportunities with an emphasis on computer intelligence to further enhance our technological infrastructure and data analytical capabilities.

Continue to expand into international markets

We intend to increase our sales capabilities by expanding our business operations into international markets, especially Southeast Asia. We aim to leverage our proprietary technologies and our one-stop ecosystem to propel our expansion into targeted markets. For example, we have recently developed two additional data-driven solutions that may be appealing to international customers, facilitating our expansion.

In addition, we are committed to improving our employees’ education and technical skills to better market our solutions, thus facilitating our expansion. We will ensure that our employees are highly knowledgeable about our product offerings, which enables them to effectively communicate and promote our offerings to the international market.

Our Media Brands

We operate nine proprietary media brands with over twelve million followers and subscribers, featuring contents across a diverse areas of interest over a number of platforms, including our own websites and apps, as well as third-party social media platforms. Each of our media platforms carry unique content areas with a notable presence on various social media platforms. As of the date of this prospectus, we have nine websites and five apps and eleven Facebook fanpages, eleven Instagram profiles and eight YouTube channels as our core media assets.

Our diverse media brand portfolio enables us to reach and engage with different groups of audience. Additionally, these different brands allow us to segregate our audience profile and assist our customers in identifying their target customers to maximize advertising outcome. Our customers have the flexibility to select which one of our platforms they would like to place advertisements on or carry out online campaigns with.

GirlStyle

GirlStyle offers a range of content targeted towards females. It is one of Hong Kong’s and Taiwan’s most engaging and popular online magazines exclusive for young females, featuring exceptional information about lifestyle, beauty (skincare & cosmetics), trendy topics, fashion, shopping, health & wellness, personal growth, and more. GirlStyle strives to develop updated and interesting content to stay relevant, for example, through branded content marketing on digital platforms, campaign collaborations, offline reader engagement activities (such as reader-exclusive yoga events we held in Hong Kong), and larger-scale events. For instance, GirlStyle Fest in Taiwan has been successfully held for three consecutive years, inviting partner brands to engage with readers offline in meaningful and interactive ways. The majority of GirlStyle’s audiences are females in their twenties to forties, spanning different life stages from young professionals, new mothers, to mature career women. They are tech-savvy and active social media users, and are likely to have high purchasing power and be receptive to branded content that aligns with their values and interests.

73

GirlStyle has its official website, mobile app, Facebook page, Instagram profile, threads profile, Whatsapp channel, XiaoHongShu profile and YouTube channel in Hong Kong and in Taiwan. It has an aggregate of over 2.7 million Facebook followers and 919 thousand Instagram followers as of August 2025.

HolidaySmart

HolidaySmart offers lifestyle content for Hong Kong and Taiwan locals, sharing the best deals, trendy experiences, food & beverage highlights, travel inspiration, and must-visit local spots. It collaborates with numerous brands to promote their latest products, seasonal highlights, exclusive discounts, special offers, and key brand updates, delivering engaging campaigns that resonate with audiences. Its core audience are individuals between 18 and 44. They enjoy exploring new experiences, socializing, building their identity, and seeking inspiration.

HolidaySmart has its official website, mobile app, Facebook page, Instagram profile, threads profile, Whatsapp channel, XiaoHongShu profile and YouTube channel.

BusinessFocus

BusinessFocus is a fast-growing online business and finance platform that provides managers, technology enthusiasts and enterprisers with business news, start-up news, investment, finance, technology and entrepreneurial inspiration. BusinessFocus strived to develop innovative contents to stay relevant. For example, starting in 2021, it offers a Business Award to promote industry leaders and outstanding brands every year. Its core audience is within the age range of mid-20s to mid-40s, who may start families or in the midst of building their careers.

BusinessFocus has its official website, mobile app, Facebook page, Instagram profile, threads profile, Whatsapp channel, LinkedIn profile and YouTube channel.

MamiDaily

MamiDaily is a platform for modern parents—both moms and dads—offering expert insights and resources on family wellness, from pre-pregnancy to parenting young children. It covers topics like child health and development, education, school choices, household communication, and practical parenting tips. Parents can also find advice on mental and physical growth for children, household hacks, and exclusive deals on everyday essentials. Through a blend of online and offline activities, MamiDaily connects and empowers parents to navigate parenthood with confidence. Starting in 2020, MamiDaily began organizing exclusive prenatal seminars for its readers, providing a platform for parents-to-be to connect with brands and doctors, gaining valuable insights and support offline. Beyond prenatal events, MamiDaily also curates activities to foster a sense of community among parents. For example, in Christmas 2021, it hosted a baby crawling competition, bringing together reader families for a fun and memorable experience.

MamiDaily has its official website, mobile app, Facebook page, Instagram profile, threads profile, Whatsapp channel and YouTube channel.

UrbanLife Health

UrbanLife Health delivers health and wellness content tailored to the modern lifestyle of Hong Kong audiences, with a focus on both physical and mental well-being. Our experienced content team collaborates with a wide range of medical professionals, including doctors, Chinese medicine practitioners, and nutritionists, to ensure credibility and accuracy. We interview these experts and invite them to contribute as bloggers, providing readers with reliable medical news, restorative treatments, wellness insights, and sports and fitness information. With a primary audience aged 25 to 54, UrbanLife Health appeals to a dynamic and relatively young workforce with high disposable incomes, addressing their health concerns while recognizing the broader societal implications of well-being.

UrbanLife Health has its official website, mobile app, Facebook page, Instagram profile, threads profile, Whatsapp channel and YouTube channel.

74

PetCity

PetCity is an online platform dedicated to providing pet owners with the latest news, expert advice, and curated content tailored to their needs. From trendy product recommendations and pet health and wellness tips to guides on pet-friendly places, training advice, grooming tips, and lifestyle inspiration, PetCity covers all aspects of modern pet ownership. PetCity collaborates with shopping malls and pet brands to host large-scale pet-focused events. For example, in 2024, it organized a vibrant carnival and marketplace event, bringing together pet owners, pet brands, and NGOs to create a fun and supportive community for pets and their families.

PetCity has its official website, Facebook page, and Instagram profile.

Kdaily

Kdaily is a platform for Korean-cultural enthusiasts to share and exchange for the latest trend, pop culture and everything about Korea. It includes content on K-drama reviews, behind-the-scenes footages, Korean culture, and Korean fashion and beauty trends. Its target audience includes students as well as the working class, who are likely to be interested in K-dramas as a way to de-stress and unwind after a long day at work. They may appreciate the slower pace and focus on character development in K-dramas as a way to escape the fast-paced world of their jobs.

Kdaily has its official website, Facebook page, and Instagram profile.

TopBeauty

TopBeauty offers a range of contents including lifestyle, beauty (skincare & cosmetics), fashion, shopping, health & wellness, personal growth, relationships, and career-related insights. The platform enables audiences to share the quality of life and lifestyle content to promote both physical and mental health. It aims to stay relevant through implementing various activities, such as the issuance of the TopBeauty Awards. It is mainly targeted towards females who are interested in fashion, beauty, career development, financial planning, and balancing between work and family responsibilities.

TopBeauty has its official website, Facebook page, and Instagram profile, threads profile, Whatsapp channel.

PopLady

PopLady is an online platform tailored for modern young women, offering the latest in fashion news, styling tips, beauty trends, and lifestyle updates. From curated product recommendations to insights on luxury brands and personal development, PopLady keeps its audience informed and inspired. Its content resonates with young women who prioritize style and career aspirations, focusing on a vibrant lifestyle over traditional family or retirement planning.

PopLady has its official website, Facebook page, and Instagram profile, threads profile, Whatsapp channel, XiaoHongShu profile.

75

Our Solutions

Overview

We are a leading one-stop digital marketing solutions provider. We deliver a comprehensive suite of interconnected proprietary solutions and services throughout the marketing cycle and across multiple media platforms, including our own platforms consisting of the websites, social media channels and apps of our nine proprietary media brands, as well as third party social media platforms. The following chart illustrates our full-funnel suite of solutions:

We build our foundation on a proprietary suite of technologies that includes AI and machine learning, real-time content monitoring, and advertisement performance prediction. This allows us to generate new business for our customers based on market research and the real-time data provided by our SaaS solution, MediaLens.

Using insights from MediaLens, our content marketing solutions create engaging content that boosts customer awareness. This content is published across our media platforms, including our websites, apps, and social media accounts.

We also reach our target audience through our proprietary database, leveraging its ad placement capabilities to enhance reach, traffic, engagement, and conversions, etc. Additionally, our SaaS solution helps maintain our user base and foster customer loyalty by prioritizing relationship management.

The full-funnel nature of our solutions enables us to lower costs since all technologies, services, and accounts are owned and operated by us, thereby attracting and retaining customers.

Flywheel Effect

Our SaaS solutions and content marketing strategies are interconnected and complement each other throughout the marketing process. MediaLens, our flagship SaaS product, provides powerful data analysis of our reader groups on Facebook, Instagram and Youtube. Our content marketing solutions are also data-driven, allowing us to leverage insights from MediaLens to create engaging content for our media pages. This enables us to effectively reach our target audience and enhance the competitiveness of our services.

As we publish content on our platforms, our diverse portfolio of media brands enables us to gather extensive market data and drive traffic to the desired conversion funnel. Through a comprehensive tracking system, we capture critical audience behavior insights, such as content preferences, conversion patterns, and user profile data. These insights not only inform content creation and promotional strategy optimization but also assist our customers in achieving better audience engagement and higher conversion rates.

76

Moreover, the success of our content creation solutions fosters customer loyalty, encouraging clients to use our SaaS solution for its appealing analytical capabilities that drive successful advertising campaigns. The synergistic nature of our solutions can be illustrated in the diagram below:

Content Marketing Solutions

Our inter-connected set of content marketing solutions span throughout the advertising process, including pre-production analytics, production, and distribution. They consist of the conceptualization of production ideas and advertising strategies such as the current popular content area or keywords within a specific content area that is likely to be viral, the production of the content by our in-house creative team, and the distribution of the content on our media brands.

Our content marketing solutions include:

●	Digital marketing solutions

●	Advertorial and editorial contents which promote the customers’ brands or products, which may be posted on our media brand website and mobile apps, as well as on their third party social media accounts such as Facebook and Instagram;
●	Newsfeeds contents promoting customers’ brands or products, which may be posted on our media brand website and mobile apps, as well as on their third party social media accounts such as Facebook, Instagram, or YouTube;
●	Influencer marketing where we pair up customers’ needs with appropriate influencers, influencers then publish relevant, agreed-upon content to reach target audience; and
●	Display advertisements based on the clients’ prompts or refine their existing materials by adjusting sizes, adding captions, and optimizing design layouts; and
●	Sponsorship featuring customers’ brand names or products in our branded contents, such as through the hosting of collaborated activities, online campaigns as well as off-line events;
●	Additionally, we have also cooperated with external parties on providing services, including social media suppliers, to boost our contents in order to reach the desired target audience.

●	Display banner

●	Includes advertising inventory in our websites sold through programmatic ad exchanges and direct buy arrangements with display ad networks.

77

We charge our customers on a project-by-project basis. The basis of charging is based on several factors, including content format and channels, in which content published from media channels with higher numbers of followers and engagement, and in formats involving talent or experts line-up, photo shooting and/or video production will be charged at a premium rate. Further premium will be charged as our sales team provides extra campaign planning, visual design and add-on technical development. For campaigns involving the management of client’s own social media platforms, we charge a monthly retainer fee, in addition to content planning and performance reviews.

We primarily place advertisements through our social media accounts across various platforms, as well as on our media brand websites and mobile apps.

To enhance the effectiveness of our social media delivery, we utilize Meta Ad Manager, an online tool provided by Meta for creating and managing ads on Facebook, Instagram, and other Meta platforms. We do not have a framework agreement with Meta; instead, we typically place individual orders directly on the Meta platform. This allows us to specify launch times, boosting periods, budgets, and target audiences or interests. None of the individual orders accounted for more than 1% of our cost of revenue in 2023, 2024, and the six months ended June 30, 2025. We are also subject to the standard terms set by Meta, including their terms of service, privacy policy, and community standards.

Advertorial and editorial contents

Advertorial contents are advertisement materials that are created by us based on the summary, prompts, or products provided by the company. Based on the given materials, we add value to the advertisement or produce the advertisement article, turning it into a completed article featuring the customers’ product. Advertorials consist mainly of journal articles and videos.

Editorial contents are self-created by our in-house team, and feature the customers’ products or services, thereby promoting it to our audiences. Editorial contents consist of mostly soft content journal articles.

Advertorial and editorial contents may be posted on our media brand website and mobile apps, as well as on their third party social media accounts such as Facebook and Instagram. The difference between the two lies in the foundation of the creation process, as advertorial articles are created based on the prompt and summary provided by the customer, whereas editorial articles are self-created based on our own ideas, merely featuring the customers’ products or services in certain sections. However, both go to promote the product and services of our customers.

Newsfeeds contents

Newsfeeds contents consist of readily available advertisement materials created and given to us by the customers. Based on those materials, we make minor edits on top , such as adding captions, or adjusting certain phrases for the purpose of search engine optimization (SEO). These edits further optimize the existing advertisement content given by the customer to appeal to the interest of audiences, thereby enhancing advertisement value.

Newsfeeds content mainly consists of journal articles and videos, but also include other forms of media such as infographics or posters. They are typically posted on our media brand website and mobile apps, as well as on their third party social media accounts such as Facebook and Instagram.

Influencer marketing

We pair up customers’ needs with appropriate influencers, who then publish relevant, agreed-upon content to reach target audience. This could take the form of an influencer column, influencer publication, and influencer lineup.

Based on our customers’ needs, we suggest potential influencers to them. Once our customer has selected an influencer, we coordinate the customers’ needs to the influencer and help create a collaboration. The influencer then takes the customers’ products and creates their own content, which may be published on the influencer’s own social media accounts as well as our media brand pages, helping to reach the target audience.

Display advertisements

We create custom advertisements based on their prompts or refine their existing materials by adjusting sizes, adding captions, and optimizing design layouts based on the needs of the client. These ads are integrated into our designated spaces, including banners, pop-ups, and inter-page advertisement columns on our media brands’ websites and mobile apps.

78

Sponsorship

Sponsorships feature the customers’ brand names or products in our branded contents, including the hosting of collaborated online campaigns as well as off-line events.

We create collaborated online campaigns that involves the organization of an online activity through the publication of content in a hashtag or topics, social polling, etc. The hashtag typically includes the abbreviation of the customers’ brand or product name, and can be freely included on Facebook or Instagram. We publish and promote the event through posting on our social media accounts, which attract audiences and our existing followers to join, and consistently do so throughout the ongoing online campaign process to optimize participation.

We offer offline event management services where we host and organize offline events for our customers featuring their brand or product names. The offline events typically use the customers’ ideas of organization, which may take the form of a conference, a pop-up stop, a panel discussion, festive campaigns, etc. We take full charge of the event organization, during the organization of offline events, our portfolio of services includes:

●	Pre-event promotions;
●	Participants registration;
●	On-stage moderation;
●	Event coordination;
●	Corporate video interviews;
●	Post-event PR.

Our services reach both online and offline audiences, and we sometimes bring offline events online through the on-site livestream of our video production crew, which help maximize the influence of the campaign and effectively promote our customers’ brands and products.

Display Banner

Our display banner segment includes advertising inventory in our websites sold through programmatic ad exchanges and direct buy arrangements with display ad networks. In the programmatic model, demand-side platforms optimize ad delivery based on real-time performance metrics and campaign KPIs, ensuring effective audience targeting and placement. In the direct buy model, we partner with ad networks to monetize available inventory at pre-negotiated rates or under long-term agreements. These banners are seamlessly integrated into our digital properties and are managed to maximize yield and performance.

SaaS Solution: MediaLens

MediaLens is our self-developed, data-driven analytics system combined with AI and machine learning capabilities for optimizing return on investment performances across various media channels, including our media brands and social media platforms. MediaLens’ analytical capabilities serve as the foundation for our content creation solutions. When pitching these solutions to clients, we showcase the power of MediaLens to demonstrate our data-driven approach. MediaLens’s suite of analytical capabilities include Ad Intelligence, competitor analysis, social media performance analysis and influencer marketing analysis to optimize customers’ social media strategy and return on investment. The revenue generated from our SaaS solution are recorded under software-as-a-service segment.

Ad intelligence

Ad intelligence provides our customers with insights on their competitors by tracking their spending and benchmarking, monitoring their campaign data and tracking their advertisement value. It is also able to formulate content overviews of a given sector, advertiser calendar for selected advertiser and campaign level insight of a particular area.

79

Detailed functions for Ad Intelligence include content overview, advertiser calendar, and campaign level insight by sector.

●	Content overview. MediaLens is able to produce a content overview of the paid and branded content of a particular content sector in a given period. This provides customer with insights on the advertisement value and priorities related to influencer seeking and media placement. It is able to provide an in-depth analysis to show previous commercial content performance, brand alignment, price tags on each advertising feed, etc. This enables customers to gain a general understanding of advertisement campaign performances and pricings in their desired sector, so they could make more informed decisions.

●	Advertiser calendar. MediaLens is able to formulate a content calendar of a selected advertiser and showcase their advertisement contents, including official, paid, and branded content. This enables customers to track advertiser behaviors and leverage it against their past performance results, so our customers are able to learn from the pattern to optimize their own advertising strategies.

●	Campaign level insight by sector. MediaLens is able to formulate campaign insight of a given sector through performance data of existing tags. This showcases the different tags operated by different brands within a particular sector, and highlight their performance data including number of engagements, content, total prices, etc. This enables customers to leverage existing information and optimize their own advertising strategies based on historical data.

Competitor analysis

Furthermore, the competitor analysis function of MediaLens analyzes competitors’ data and learn about their advantages and disadvantages. MediaLens is able to showcase the data on the performance of competitors’ advertisements, their advertisement spendings, as well as their advertising strategies. Through learning about this, our customers are able to leverage the developing cycle of their competitors and optimize their own marketing strategies which distinguishes itself and stand out from competitors.

80

Social media performance analysis

Social media performance analysis allows our customers to stay on top of trending topics and keywords, and thus achieve their desired results MediaLens through its tool Buzz, real time monitors current social trends and keywords through data of contents as well as advertisements assessed across multiple social platforms. It provides visualized market insights, and comes up with the best publishing time, topics and keywords. This enables customers to produce viral contents and optimize advertising results.

81

Influencer, publisher and advertiser analysis

MediaLens also provides influencer, publisher and advertiser analysis. It produces customized market research report from industry overview down to individual brand, competitors and KOL performance reports, which help our customers to formulate the best marketing strategies and seize the latest marketing opportunities. Through the data provided by MediaLens, customers can examine existing data to select the right influencer or publisher which would maximize their campaign impact, while also having insight on their competitors’ influencer strategy.

82

Our Customers

We sell our data analytics solutions and content marketing campaign solutions to brand owners as well as marketing agencies. We mainly work with marketing agencies, who organize advertisement campaigns for a number of different brands. Through our consistent cooperation with them, we are open to the business opportunities to work with the different brands they represent. The table below presents a summary of the different customers we worked with during the six months ended June 30, 2025.

Category	Number of Customers
Advertising agencies	99
Brand owners and others	219
Total	318

We are able to provide services for a diverse range of content areas. Brand owners that use our solutions span ten distinct sectors, including cosmetics and skincare, food and beverages, banking, and real estate.

Branding, Marketing and Customer Development

We have implemented various marketing strategies to promote our services. As a marketing solutions provider, our media brands and services serve as our own sales representatives. Additionally, our SaaS solutions are integrated into our content marketing offerings, allowing satisfied customers to easily return and purchase our SaaS products.

Our solutions enhance our brand reputation and help us attract customers. Our set of interconnected solutions that fulfil the customers’ needs throughout the entire advertisement process including data analysis, content creation as well as distribution, is able to retain existing customers and facilitate customer loyalty, as well as attract new customers through its ability to simplify the advertisement process and provide full-funnel solutions. Moreover, through retaining loyal customers who are satisfied and may recommend our services to others, we are able to build our brand awareness as well as our brand reputation.

83

We build our brand awareness and attract customers for both our SaaS solutions as well as our content marketing solutions through our constant social appearances. For example, we have launched open houses which celebrate our newest data analytics technologies. Our media brand Urban Life has entered into the Fitness + Wellness Expo. We have participated in the HK Web3 Festival 2023, and our SaaS technology MediaLens has been showcased at MarketingPulse. These social appearances increase our brand awareness and make ourselves visible to customers, attracting them to work with us. Additionally, participating in these professional events also helps build the professionalism of our brand image, so customers would be more likely to conduct business with us.

Our media platforms act as our primary branding and marketing channel for the promotion of our content marketing solutions. Our brand awareness and popularity are enhanced through the audience and customers generated from the frequent and engaging content updates on our media brands. Additionally, the website for all our media brands gives the audience an option to advertise with us, promoting our services to all audiences of our media platforms. Potential customers are then made available of our services can then easily contact us if any need arise.

Additionally, we also use traditional channels to enhance our brand awareness, such as direct marketing through our sales representatives and customer referrals. We believe these combined efforts help not just increase our revenue, but raise our brand awareness, attract new customers and maintain our relationship with existing customers.

Research and Development

We are committed to the continued development and enhancement of our solutions, technologies, and brands. We are developing next-generation solutions, including chat commerce, AI integration and blockchain integration.

We are developing our technological capabilities using our MediaLens platform, igniting the potential and capabilities of the lite version of MediaLens Global SaaS.

As of June 30, 2025, our research and development team comprises of approximately 15 employees dedicated to data-driven advertising technology. For the years ended December 31, 2023 and 2024 and the six months ended June 30, 2024 and 2025, our research and development expenses accounted for 14.1%, 14.8%, 15.5% and 8.4% of our operating expenses, respectively.

Our Data Analytics Capabilities and Technologies

Utilization of Artificial Intelligence

We utilize artificial intelligence to optimize our advertising and marketing efforts. The artificial intelligence we use encompasses a range of models, including:

●	Machine Learning (ML) Models: Used for natural language processing (NLP), statistical regression, and predictive analytics.
●	Large Language Models (LLMs): Employed for generative AI tasks such as text summarization, sentiment analysis, and content understanding, image description, auto content generation.
●	Diffusion Models: Applied for image and video generation.

Unlike simple algorithmic automation, these AI systems learn from data, adapt to patterns, enabling dynamic optimization of advertising and marketing efforts. Our platform leverages a combination of internally developed AI processes and third-party AI products, selected based on specific use cases, performance requirements, and scalability needs.

We design custom machine learning workflows and train specialized regression models to address our unique business requirements. We enhance our open-source AI models (including LLMs and diffusion models) through targeted fine-tuning with data that we collect through our own websites and apps, as well as third-party social media platforms. We also utilize publicly available datasets such as data from different social media platforms such as Facebook, Instagram, YouTube for data analysis and system improvements. This approach ensures tight integration with our platform while improving model accuracy and business relevance.

Additionally, we strategically leverage industry-leading AI services including:

●	Large Language Models: Google Gemini Pro, OpenAI GPT
●	Cloud AI Infrastructure: GCP and AWS machine learning services
●	Specialized AI tools for specific functional requirements

84

Our Technology Engine

Data science technology is an essential part of our solutions. Our proprietary data analytics capabilities and technologies are built on a robust framework that incorporates advanced algorithms and software systems designed to optimize advertising and marketing efforts. Below are the key components of our technology engine:

Natural Language Processing (NLP)

Natural Language Processing (NLP) plays a crucial role in our technology engine. It allows us to analyze and interpret human language, enabling businesses to derive meaningful insights from textual data.

Social Media Content Analysis

We utilize the bag of words approach to analyze social media content. This model simplifies text by converting it into a collection of words, disregarding grammar and word order. This helps in identifying frequently mentioned themes, topics, and trends. By analyzing the frequency and context of words, we can extract insights that inform marketing strategies, content creation, and audience engagement.

Sentiment Analysis

NLP algorithms assess the sentiment of user-generated content, such as feed and comments on social media. This involves classifying text as positive, negative, or neutral. By understanding public sentiment, brands can gauge their reputation and make informed decisions to enhance their image. Early detection of negative sentiment allows for timely interventions, helping to mitigate potential PR crises.

Prediction Algorithms

Prediction algorithms are a cornerstone of our analytics capabilities, enabling us to forecast outcomes based on historical data. One of the primary methods we utilize is regression modeling, which is particularly effective for predicting performance metrics in advertising and marketing campaigns.

We apply machine learning models to analyze historical performance data from social media feeds and advertisements. This helps forecast how future posts or ads will perform based on factors like timing, content type, and audience engagement.

Ad Tagging System

Our Ad tagging system is a powerful tool designed to categorize social media content effectively. This system enhances our ability to analyze and understand the dynamics of online marketing, particularly in relation to branded, paid, and organic content. The ad tagging system helps us determine which influencers are favored by advertisers based on the volume of branded content associated with them. It accurately classifies sponsored posts and advertisements, providing insights into how much brands are investing in paid media. By categorizing content accurately, we can track where advertising dollars are being allocated across different industries and types of content. This helps brands understand competitive spending and market trends.

Data Protection and Security

We collect data solely to analyze audience behaviors and advertising performance. We collect data through capturing tokens from social media platforms such as Facebook and Instagram , and we are therefore subject to the policies of respective platform providers.

We treat all information we collect as confidential. We do not disclose any information gathered whether from customers or any third party unless such disclosure is approved.

We have implemented adequate and appropriate physical, electronic and managerial measures to safeguard and secure our data assets. We perform incremental backups every six hours to capture any changes made to the data throughout the day. In addition to the six-hour backups, we also maintain daily incremental backups, ensuring that data is consistently updated. A full backup is conducted weekly, providing a complete snapshot of the data at that point in time. Our services are deployed on a serverless architecture within GCP. This design ensures high availability and resilience against localized failures. By utilizing Google’s container architecture, we can efficiently manage and scale our applications, which enhances our overall disaster recovery capabilities.

85

Intellectual Property

We have developed many of the key technologies supporting our solutions in-house. and also integrate third-party technologies where appropriate to enhance our offerings. We utilize a combination of trademarks, copyrights, and trade secrets, including: copyright laws, trademark and trade secret laws, employee confidentiality agreement, no-hire agreement, non-compete agreement, third-party nondisclosure agreements, intellectual property licenses and other contractual rights established with our key employees, and third parties with whom we do business, to maintain and protect our proprietary information and other intellectual property. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As of June 30, 2025, we held two registered trademarks in Hong Kong and Taiwan. As of the same date, we also had 14 domain names, including our website https://www.presslogic.ai/.

Employees

As of December 31, 2023 and 2024 and June 30, 2025, we had a total of 125, 122 and 124 employees, respectively. The table below provides a breakdown of the number of our employees categorized by function as of June 30, 2025:

Function	Number of Employees	% of Total
Content Production	55	44.4%
General and Administration	17	13.7%
Sales and Marketing	23	18.5%
Technology, Product Innovation, and Strategy	29	23.4%
Total	124	100.0%

We enter into standard employment contracts with a confidentiality clause with our management and employees. We believe that we offer our employees competitive compensation packages and a supportive work environment that encourage employees to take initiative and grow. We provide specific training to new employees at orientation to familiarize them with our working environment and operational procedures. We also design and implement in-house training programs tailored to each job function and set of responsibilities to enhance performance. As a result, we have been able to attract and retain qualified personnel whilst maintaining a stable core management team.

As required by Hong Kong laws and regulations, we contribute to the mandatory provident fund and take out insurance policies for our Hong Kong-based employees. As required by Taiwan laws and regulations, we provide contributions to labor insurance, national health insurance, labor pension accounts, occupational accident insurance, and employment insurance for our Taiwan-based employees.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes. None of our employees are represented by labor unions.

Properties and Facilities

We are headquartered in Hong Kong, where we lease approximately 1,300 square meters of properties for office, advertisement production/studio and research and development space. The lease expires between 2026 and 2027. We also lease approximately 550 square meters of properties for office space, advertisement production/studio space in Taiwan. The lease expires in November 2027.

Legal Proceedings

We may from time to time be subject to various legal or administrative proceedings or claims arising out of our ordinary course of business. We are currently not a party to any material legal or administrative proceedings. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—We, our directors, management and employees are exposed to various risks related to legal or administrative proceedings or claims that could have an adverse effect upon our business, financial condition, results of operations and reputation, and may cause loss of business.”

86

Regulation

This section sets forth a summary of the material laws and regulations that affect our business and operations. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to the business and operations of our Group.

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid, issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch as the case may be.

Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong)

The Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) aims to consolidate and amend the law with respect to the terms to be implied in contracts for the supply of services (including a contract for the supply of a service whether or not goods are also transferred or to be transferred, or bailed or to be bailed by way of hire under the contract) provides that:

(a) under section 5, where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill; and

(b) under section 6, where the supplier is acting in the course of a business, the time for service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time.

Where a supplier is dealing with a party to a contract for supply of service who deals as a consumer, the supplier cannot, by reference to any contract term, exclude or restrict any liability of his arising under the contract by virtue of the Supply of Services (Implied Terms) Ordinance. Otherwise, where any right, duty or liability would arise under a contract for the supply of a service by virtue of the Supply of Services (Implied Terms) Ordinance, it may (subject to the Control of Exemption Clauses Ordinance) be negatived or varied by express agreement, or by the course of dealing between the parties, or by such usage as binds both parties to the contract.

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The collection and processing of personal data in Hong Kong are governed by Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PD(P)O”).

The PD(P)O provides the principles that a data user must follow in any acts concerning personal data (the “Data Protection Principles”). Personal data refers to any data (a) relating directly or indirectly to a living individual; (b) from which it is practicable for the identity of the individual to be directly or indirectly ascertained; and (c) in a form in which access to or processing of the data is practicable.

The Data Protection Principles are summarized as follows:

(a) Principle 1 — Purpose and manner of collection of personal data. This provides for the lawful and fair collection of personal data and sets out the information a data user must give to a data subject when collecting personal data from that subject.

(b) Principle 2 — Accuracy and duration of retention of personal data. This provides that personal data should be accurate, up-to-date and kept no longer than necessary.

(c) Principle 3 — Use of personal data. This provides that unless the data subject gives consent otherwise personal data should be used for the purposes for which they were collected or a directly related purpose.

87

(d) Principle 4 — Security of personal data. This requires appropriate security measures to be applied to personal data.

(e) Principle 5 — Information to be generally available. This provides for openness by data users about the kinds of personal data they hold and the main purposes for which personal data are used.

(f) Principle 6 — Access to personal data. This provides for data subjects to have rights of access to and correction of their personal data.

Contravention with the Data Protection Principles may entitle the Privacy Commissioner for Personal Data to issue a written notice directing the data user to remedy and prevent recurrence of contravention. Contravention with the above notice is an offence and the offender is liable on (i) first conviction to a maximum fine of HK$50,000 and to imprisonment for two years, and if the offence continues after the conviction, to a daily penalty of HK$1,000; and (ii) second or subsequent conviction to a maximum fine of HK$100,000 and to imprisonment for two years, and if the offence continues after the conviction, to a daily penalty of HK$2,000. It is a defense to the above offence if the data user shows that he exercised all due diligence to comply with the enforcement notice.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Pursuant to the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (“IRO”), profits tax shall be charged for each year of assessment at the standard rate on every person carrying on a trade, profession or business in Hong Kong in respect of his assessable profits arising in or derived from Hong Kong for that year from such trade, profession or business.

Under the two-tiered profits tax rates regime set out in Schedule 8B to the IRO. The IRO Amendment Bill was enacted on 29 March 2018. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entity not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. Accordingly, starting from the year of assessment 2018/19, the Hong Kong profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million for the qualifying group entity.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”) provides for the protection of the wages of employees and regulates the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”) provides for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, an employer is required to take out an insurance policy to insure against the injury risk of his or her employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (set at HK$42.1 per hour as of the date of this prospectus) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

88

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPF Schemes Ordinance”)

Employers are required to enroll their regular employees (except for certain exempt persons) aged between at least 18 but under 65 years of age and employed for 60 days or more in a Mandatory Provident Fund (“MPF”) scheme within the first 60 days of employment.

For both employees and employers, it is mandatory to make regular contributions into a MPF scheme. For an employee, subject to the maximum and minimum levels of income (set at HK$30,000 and HK$7,100 per month, respectively, as of the date of this prospectus), an employer will deduct 5% of the relevant income on behalf of an employee as mandatory contributions to a registered MPF scheme with a ceiling (set at HK$1,500 as of the date of this prospectus). Employer will also be required to contribute an amount equivalent to 5% of an employee’s relevant income to the MPF scheme, subject only to the maximum level of income (set at HK$30,000 as of the date of this prospectus).

89

Management

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Cheung Ho Chak Ryan	36	Founder, Chairman, and Chief Executive Officer
Songlin He	47	Director
Li Chi Fai	36	Director, Vice President of Finance and Operations
Chow Wing Yin	37	Chief Technology Officer

Cheung Ho Chak Ryan is our chairman and chief executive officer. Mr. Cheung founded PressLogic Holdings Limited, through which we commenced our operations in 2016, and has served as its chairman and chief executive officer since its inception. Prior to founding PressLogic Holdings Limited, Mr. Cheng worked as a director of structure solutions at Leonteq Securities from 2014 to 2015 and as an assistant vice president of equity markets and commodities at Commerzbank AG from 2011 to 2014. Mr. Cheung received his bachelor’s degree in Accounting and Finance in the University of Hong Kong in 2011.

Songlin He is our director. Mr. He has served as a director of Meitu Investment Ltd (a wholly-owned subsidiary of Meitu Inc.). Meitu Investment Ltd is a corporate director of PressLogic Holdings Limited and our principal shareholder. Mr. He has over 25 years of experience in finance, including 11 years of experience at Fortune 500 companies, and is qualified in the PRC as a senior accountant, senior economist and tax accountant. Mr. He has served as the finance director and vice president of Meitu Inc. and its affiliates since 2014 and as a part-time master’s supervisor at Xiamen National Accounting Institute since 2024. Mr. He received his bachelor’s degree in Accounting from Xiamen University in 2004 and his master’s degree in Business Administration from Xiamen University in 2013.

Li Chi Fai is our director and vice president of finance and operations. Mr. Li has served as a director of PressLogic Holdings Limited since 2018. Prior to that, Mr. Li has worked as an assistant vice president at First Capital International Finance Limited from 2016 to 2017, as an associate in transaction support at Ernst & Young from 2014 to 2016, and as an assistant manager at KPMG from 2011 to 2014. Mr. Li received his bachelor’s degree in Accounting and Finance in the University of Hong Kong in 2011.

Chow Wing Yin is our chief technology officer. Mr. Chow has served as the chief technology officer of PressLogic Holdings Limited since its inception in 2016. Mr. Chow also served as a director of PressLogic Holdings Limited from 2017 to 2018. Prior to that, Mr. Chow worked as an IT security engineer at DMX Technologies Group Ltd. from 2013 to 2016 and as an analyst at Deloitte from 2012 to 2013. Mr. Chow received his bachelor’s degree in Information Systems in the University of Hong Kong in 2012. Mr. Chow earned his CISA license in 2014.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which will be automatically extended unless either we or the executive officer give the other party advance written notice to terminate the employment before the end of the current employment term. We may terminate an executive officer’s employment by giving a prior written notice or terminate for cause, at any time, without advance notice or remuneration under certain circumstances as agreed by the parties. An executive officer may terminate his or her employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our clients, customers or partners. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for one year following the termination of employment.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

90

Board of Directors

Our board of directors will consist of directors, including independent directors, namely             ,           , and           , upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted, and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We intend to establish an audit committee[, a compensation committee and a nominating and corporate governance committee] under our board of directors and adopt a charter for each of these committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee.

Our audit committee will consist of         , and is chaired by           . We have determined that satisfy the requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that         qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

●	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

91

●	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	at least annually, reviewing and reassessing the adequacy of the committee charter;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

[Compensation Committee.

Our compensation committee will consist of and is chaired by          . We have determined that           satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;

●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

●	reviewing executive officer and director indemnification and insurance matters;

●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;

●	at least annually, reviewing and reassessing the adequacy of the committee charter;

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

●	reporting regularly to the board.

92

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee will consist of          , and is chaired by          . We have determined that satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	at least annually, reviewing and reassessing the adequacy of the committee charter;

●	developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.]

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our post-offering amended and restated articles of association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register. In addition, in the event of a tie vote, the chairman of such meeting has, in addition to his personal vote, the right to cast a tie-breaking vote.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from            consecutive meetings of the board.

93

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law or applicable Nasdaq rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid an aggregate of HK$4.1 million (US$0.5 million) in cash to our executive officers. We did not have any non-executive director in the year ended December 31, 2024. We have not set aside or accrued any amount to provide for pension, retirement or other similar benefits to our directors and executive officers.

Equity Incentive Plan

We adopted an equity incentive plan (the “2025 Equity Incentive Plan”) in April 2025. The purpose of the 2025 Equity Incentive Plan is to aid us in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of us by providing incentives through the granting of awards. The maximum total number of ordinary shares which may be issued under the 2025 Equity Incentive Plan is 2,618,841.

As of the date of this prospectus, we have not granted any awards to the participants of the 2025 Equity Incentive Plan.

The following paragraphs summarize the key terms of the 2025 Equity Incentive Plan.

Types of Awards. The 2025 Equity Incentive Plan permits the direct award or sale of shares and the grant of options to purchase shares or restricted share units. Options may be ISOs intended to qualify under Code Section 422 or non-statutory options not intended to so qualify.

Plan Administration. The 2025 Equity Incentive Plan shall be administered by the chief executive officer (the “Administrator”), except that any grant of award to a participant representing in aggregate 1% or more (whether by way of one or more grants) of the total issued ordinary shares of our company (calculated on a fully-diluted basis) shall require the approval of the board.

Eligibility. Only employees, directors and consultants who are selected by the Administrator shall be eligible for the grant of options, restricted share units or the direct award or sale of shares.

Award Agreement. Any award granted under the 2025 Equity Incentive Plan is evidenced by an award agreement that sets forth terms, conditions and limitations on such award, which may include the number of options awarded, the exercise price, the vesting schedule, the provisions applicable in the event of the grantee’s employment or service terminates, among others. We may amend or delete the terms of any award from time to time, provided that no such amendment shall impair the rights and benefits of any participant without his or her consent.

Transfer Restrictions. Unless otherwise determined by the board, awards shall not be transferable or assignable by the participant otherwise than by will or by the laws of descent and distribution. An award exercisable after the death of a participant may be exercised by the legatees, personal representatives or distributees of the participant.

Termination and amendment of the 2025 Equity Incentive Plan. Our board of directors may amend or discontinue the 2025 Equity Incentive Plan, provided that such amendment or termination shall not impair the rights of a participant under any award without such participant’s consent.

94

Principal Shareholders

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 14,840,100 ordinary shares issued and outstanding as of the date of this prospectus, and            ordinary shares outstanding immediately upon completion of this offering, including (i)           Class A ordinary shares to be sold by us in this offering, assuming the underwriters do not exercise their over-allotment option to purchase additional Class A ordinary shares, (ii)            Class A ordinary shares into which all of our outstanding ordinary shares (other than the            ordinary shares beneficially owned by Mr. Cheung Ho Chak Ryan) will automatically redesignate immediately prior to the completion of this offering on a one-for-one basis, and (iii)            Class B ordinary shares redesignated from the           outstanding ordinary shares beneficially owned by Mr. Cheung Ho Chak Ryan immediately prior to the completion of this offering.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

			Ordinary Shares Beneficially Owned After This Offering
	Ordinary Shares Beneficially Owned Prior to This Offering		Class A Ordinary Shares Beneficially Owned After This Offering		Class B Ordinary Shares Beneficially Owned After This Offering		Total Ordinary Shares		Aggregate Voting Power
	Number	%**	Number	%+	Number	%++	Number	%^	%^^
Directors and Executive Officers:†
Cheung Ho Chak Ryan(1)	4,273,910	28.8
Songlin He	-	-
Li Chi Fai	*	*
Chow Wing Yin	1,302,070	8.8
All directors and executive officers as a group	5,634,590	38.0
Principal Shareholders:
Cheung Ho Chak Ryan(1)	4,273,910	28.8
Meitu Investment Ltd(2)	4,018,145	27.1
Chow Wing Yin	1,302,070	8.8

Notes:

*	Less than 1% of our total outstanding shares

**	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding, which is 14,840,100 ordinary shares, and the number of ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after the date of this prospectus.

+	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (1) , which is the total number of Class A ordinary shares outstanding immediately after the completion of this offering (assuming the underwriters do not exercise their over-allotment option to purchase additional Class A ordinary shares), and (2) the number of Class A ordinary shares that such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after the date of this prospectus.

95

++	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group, including Class B ordinary shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (1) , which is the total number of Class B ordinary shares outstanding immediately after the completion of this offering, and (2) the number of Class B ordinary shares that such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after the date of this prospectus.

^	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including ordinary shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (1) , which is the total number of ordinary shares outstanding immediately after the completion of this offering (assuming the underwriters do not exercise their over-allotment option to purchase additional Class A ordinary shares), and (2) the number of ordinary shares that such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus.

^^	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group immediately after the completion of this offering with respect to all of our outstanding Class A and Class B ordinary shares as one class immediately after the completion of this offering (assuming the underwriters do not exercise their over-allotment option to purchase additional Class A ordinary shares). Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to 10 votes per share on all matters subject to a shareholder’s vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

†	Except as indicated otherwise below, the business address of our directors and executive officers is 26/F, Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay, Hong Kong.

(1)	Represents (i) 3,069,460 ordinary shares held of record by Cheung Ho Chak Ryan; and (ii) 1,204,450 ordinary shares held of record by Admire Lead Limited, a company incorporated in British Virgin Islands, which is wholly owned by Cheung Ho Chak Ryan. The registered address of Admire Lead Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

(2)	Represents 4,018,145 ordinary shares held of record by Meitu Investment Ltd, a company incorporated in British Virgin Islands. Meitu Investment Ltd is wholly owned by Meitu Inc. The registered address of Meitu Investment Ltd is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The registered office address of Meitu Inc. is the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Meitu Inc. is listed on the Hong Kong Stock Exchange.

As of the date of this prospectus, we are not aware of any of our ordinary shares being held by record holders in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

96

Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreement

See “Description of Share Capital—Shareholders Agreement.”

Other Related Party Transactions

Transactions with PressLogic Holdings Limited

For the years ended December 31, 2023 and December 31, 2024 and the six months ended June 30, 2024 and 2025, we maintain frequent transactions with PressLogic Holdings Limited due to business operation before the Restructuring. PressLogic Holdings Limited is an affiliate of PressLogic Inc, which is under the common control of the same controlling shareholder—Cheung Ho Chak Ryan. Cheung Ho Chak Ryan, Li Chi Fai and Meitu Investment Ltd are directors of PressLogic Holdings Limited. The following summarize our transactions with PressLogic Holdings Limited.

	For the Year ended December 31,			For the Six Months ended June 30,			Up to the date of this
	2023	2024		2024	2025		prospectus
	HK$	HK$	US$	HK$	HK$	US$	HK$
				(Unaudited)
Payments on behalf of PressLogic Holdings Limited
Daily operation support	(8,087,100)	(6,560,000)	(835,456)	(2,530,000)	(1,000,000)	(127,356)	(1,010,323)
Management service fee	(454,875)	(584,042)	(74,381)	(311,353)	(219,005)	(27,892)	(239,005)
Other expenses	-	(760,524)	(96,857)	(489,177)	(375,572)	(47,831)	(386,413)

Collections on behalf of PressLogic Holdings Limited
Display banner revenue	457,303	212,953	27,121	150,933	123,492	15,727	135,086
Digital marketing solution revenue	-	109,023	13,885	5,9471	173,126	22,049	173,126
Government subsidy from HKSTPC	-	6,000,000	764,137	2,000,000	2,000,000	254,712	2,000,000

Payments made by PressLogic Holdings Limited on behalf of the Company
Software development expenses	4,757,640	4,066,368	517,877	2,069,489	-	-	-
Facebook boosting costs	4,694,862	3,798,933	483,817	1,551,581	901,187	114,772	901,187
Capital contribution	9,992	-	-	-	1,560,000	198,675	1,560,000
Other expenses	217,180	-	-	-	-	-	-

Collections by PressLogic Holdings Limited on behalf of the Company
Digital marketing solution revenue	(246,611)	-	-	-	-	-	-

Other transactions
Sale of fixed assets	-	(439,800)	(56,011)	(3,64,800)	-	-	-
Purchase of consulting services	24,000	24,000	3,057	12,000	12,000	1,528	14,000
Transfer of equity in subsidiaries	(7,644,466)	(3,176,501)	(404,547)	(3,267,177)	-	-	-

Settlement to PressLogic Holdings Limited	(4,764,497)	(1,107,608)	(141,061)	(1,126,176)	(10,012,000)	(1,275,089)	(10,514,000)
Total	(11,036,572)	1,582,802	201,579	(2,245,209)	(6,836,772)	(870,705)	(7,366,341)

97

On June 30, 2023, we entered into a loan agreement with PressLogic Holdings Limited. As a result, an outstanding amount of HK$20,000,000, previously classified as amount due to related parties under current liabilities, was reclassified to non-current liabilities under the same category. The loan bears a fixed interest rate of 1% per annum and will mature in June 2028.

As of December 31, 2023 and 2024, the current portion of amount due to PressLogic Holdings Limited was HK$16.1 million, HK$17.8 million (US$2.3 million), respectively, which represented short-term advances provided by PressLogic Holdings Limited before the Restructuring to support our operating activities and working capital requirements. As of June 30, 2024 and 2025, the current portion of amount due to PressLogic Holdings Limited was HK$13.0 million and HK$11.0 million (US$1.4 million), respectively, which represented short-term advances provided by PressLogic Holdings Limited to support our operating activities and working capital requirements. These balances related to periods before and after the Restructuring, pursuant to which PressLogic Holdings Limited ceased to be part of our group but remained under the same controlling shareholder.

As of December 31, 2023 and 2024 and June 30, 2024 and 2025, the non-current portion of amount due to PressLogic Holdings Limited was HK$20.0 million, HK$20.0 million (US$2.5 million), HK$20.0 million and HK$20.0 million (US$2.5 million), respectively, which represented the loans of HK$20,000,000 from PressLogic Holdings Limited, which bears a fixed interest rate of 1% per annum and will mature in June 2028.

Transactions with director and officer

As of December 31, 2023 and 2024, we had HK$29.8 thousand and nil due to Cheung Ho Chak Ryan, which represented the staff reimbursement for business operations. The amount of HK$29.8 thousand was paid off in 2024.

As of December 31, 2023 and 2024, we had HK$816 and nil due to Chow Wing Yin, which represented the staff reimbursement for business operations. The amount of HK$816 was paid off in 2024.

As of June 30, 2025, we did not have any amount due to or due from directors and officers.

Personal Guarantees Provided by Related Parties

In December 2023, we entered into one short-term loan with HSBC, which is guaranteed by, among others, Cheung Ho Chak Ryan. In May 2024, we entered into one short-term loan with HSBC, which is guaranteed by, among others, Cheung Ho Chak Ryan and Chow Wing Yin. In February 2024, we entered into one short-term loan with HSBC, which is guaranteed by, among others, Cheung Ho Chak Ryan and Chow Wing Yin. For details of the loans, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flows and Working Capital.”

98

Description of Share Capital

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 500,000,000 ordinary shares with a par value of US$0.0001 each. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid. As of the date of this prospectus, there are 14,840,100 ordinary shares issued and outstanding.

We have adopted a second amended and restated memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our post-offering amended and restated memorandum and articles of association provides that, upon the closing of this offering, we will have two classes of shares, the Class A ordinary shares and Class B ordinary shares. Our authorized share capital upon completion of the offering will be US$50,000 divided into 450,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each.

Immediately upon the completion of this offering, we will have           Class A ordinary shares and           Class B ordinary shares issued and outstanding, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares. All incentive shares, including options, restricted shares and restricted share units, regardless of the grant dates, will entitle holders to an equivalent number of Class A ordinary shares once the vesting and exercising conditions are met.

Our Post-Offering Memorandum and Articles of Association

The following are summaries of material provisions of our post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Share Rights. Our Class A Ordinary Shares and Class B Ordinary Shares shall carry equal rights and rank pari passu with one another other than as set out below:

(a) As regards conversion A Holders of Class B Ordinary Shares shall have the Conversion Right (as defined in the articles of association) in respect of each Class B Ordinary Share. For the avoidance of doubt, a holder of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances. Each Class B Ordinary Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into one fully paid Class A Ordinary Share calculated at the Conversion Rate. Such conversion shall take effect on the Conversion Date.

(b) As regards Voting Rights Holders of Class A Ordinary Shares and Class B Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times (other than in respect of separate general meetings of the holders of a class or series of shares held in accordance with the Articles), vote together as one class on all matters submitted to a vote for Members’ consent. Each Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of the Company.

(c) As regards Transfer Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an Affiliate of such holder (as defined in the articles of association), such Class B Ordinary Shares validly transferred to the new holder shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

(d) As regards dividends Each Ordinary Share be entitled to such dividends as the Board may from time to time declare. In the event of a dividend being declared by the Board, the Class A Ordinary Shares and the Class B Ordinary Shares shall be entitled to such dividend on a pari passu basis.

99

(e) As regards a winding up or dissolution In the event of a winding up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, the Class A Ordinary Shares and the Class B Ordinary Shares shall be entitled to the surplus assets of the Company on a pari passu basis.

Shares. Our shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

● at least three shareholders present in person or (in the case of a shareholder being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

● shareholder(s) present in person or (in the case of a shareholder being a corporation) by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; or

● shareholder(s) present in person or (in the case of a shareholder being a corporation) by its duly authorised representative or by proxy and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the issued and outstanding shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our post-offering memorandum and articles of association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding not less than one-half (50%) of all votes attaching to the total issued and paid up share capital of the Company at the date of deposit of the requisition, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

100

Transfer of Shares. Subject to the restrictions set out below and under the heading “Share Rights – (c) as regards transfer” above), any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by our board of directors. Notwithstanding the foregoing, shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

● the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

● the instrument of transfer is in respect of only one class of shares;

● if applicable, the instrument of transfer is properly stamped;

● in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

● a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine. The period of thirty (30) days may be extended for a further period or periods not exceeding thirty (30) days in respect of any year if approved by our shareholders by ordinary resolution.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

101

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorizes our board of directors to issue additional shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Inspection of Books and Records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our post-offering memorandum and articles of association have provisions that provide our shareholders the right to inspect our register of shareholders without charge. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

● does not have to file an annual return of its shareholders with the Registrar of Companies;

● is not required to open its register of members for inspection;

● does not have to hold an annual general meeting;

● may issue shares with no par value;

● may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

● may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

● may register as an exempted limited duration company; and

● may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

102

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved (i) in the case of a shareholder scheme, by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and (ii) in the case of a creditor scheme only, by a majority in number of each class of creditors with whom the arrangement is to be made and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

● the statutory provisions as to the required majority vote have been met;

● the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

● the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

● the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

103

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

● a company acts or proposes to act illegally or ultra vires;

● the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

● those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

104

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent. Our post-offering amended and restated articles of association provide that a resolution in writing signed (in such manner as to indicate, expressly or impliedly, unconditional approval) by or on behalf of all persons for the time being entitled to receive notice of and to attend and vote at our general meetings shall be treated as a resolution duly passed at a general meeting of the Company and, where relevant, as a special resolution so passed.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding shares not less than one-half (50%) of all votes attaching to the total issued and paid up share capital of the Company at the date of deposit of the requisition to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our post-offering amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our post-offering memorandum and articles of association.

105

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise Under Cayman Islands law, our post-offering memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Cayman Islands Data Protection

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

106

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

107

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at https://www.presslogic.ai/ or through phone number +852 3709 2787.

Anti-Money Laundering Matters

In order to comply with legislation or regulations aimed at the prevention of money laundering, the Company may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

The Company reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

On April 10, 2025, the Company subdivided its authorized share capital to US$50,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.0001 each. Following the subdivision, PressLogic Holdings Limited, the then existing shareholder of the Company, held 10,000 ordinary shares of a nominal or par value of US$0.0001 each.

In connection with the Restructuring, which was completed in April 2025,

●	we issued an additional 14,830,100 ordinary shares of a par value of US$0.0001 to PressLogic Holdings Limited for a total consideration of US$1,483.01.

●	PressLogic Holdings Limited subsequently made a distribution in specie of the ordinary shares of PressLogic Inc. to its shareholders.

For more information about the Restructuring, see “Our History, Corporate and Ownership Structure.”

Shareholders Agreement

Our shareholders agreement was entered into in connection with the Restructuring by and among us and our shareholders. The shareholders agreement provides for certain special rights, including right to appoint directors, right of first refusal, drag-along right and tag-along right and contains provisions governing the board of directors and other corporate governance matters. Two directors shall be designated by the founders through Cheung Ho Chak Ryan, and one director shall be designated by Meitu Investment Ltd, so long as they directly or indirectly, in their own name or in the name of an entity wholly owned or controlled by them, not less than 10% of the issued share capital of the Company. The aforesaid special rights, as well as certain corporate governance provisions, will terminate upon the completion of this offering.

108

Shares Eligible for Future Sale

Upon completion of this offering, we will have            Class A ordinary shares, or approximately           % of our issued and outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares. All of the Class A ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the Class A ordinary share in the public market could adversely affect prevailing market prices of the Class A ordinary share. Prior to this offering, there has been no public market for our Class A ordinary shares, and while the Class A ordinary share have been approved for listing on the Nasdaq, we cannot assure you that a regular trading market will develop in the Class A ordinary share.

Lock-up Agreements

Our directors, executive officers and [shareholders] have agreed with the Representative, subject to certain customary exceptions, for a period of six months after the date of this prospectus, not to offer, sell or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares.

In addition, the Company has agreed for a period of six months from the closing of this offering, not to offer, sell or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, subject to certain customary exceptions, or file or cause to be filed any registration statement with the SEC relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares. See “Underwriting—Lock-Up Agreements.”

We cannot predict what effect, if any, future sales of our Class A ordinary shares, or the availability of Class A ordinary shares for future sale, will have on the trading price of our Class A ordinary shares from time to time. Sales of substantial amounts of our Class A ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A ordinary shares.

Rule 144

All of our ordinary shares issued and outstanding prior to this offering are “restricted stock” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted stock for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted stock that does not exceed the greater of the following:

●	1% of the then issued and outstanding Class A ordinary shares of the same class, which will equal approximately Class A ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares; or

●	the average weekly trading volume of our Class A ordinary shares or otherwise on the Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted stock for more than one year.

109

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act covering all ordinary shares which are either subject to outstanding options or may be issued upon exercise or vesting of any options or other equity awards which may be granted or issued in the future pursuant to our share incentive plan. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions and the lock-up described below.

110

Taxation

The following discussion of Cayman Islands and U.S. federal income tax consequences of an investment in the Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the Class A ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax.

Material U.S. Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our Class A ordinary shares by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of Class A ordinary shares. In particular, this summary is directed only to U.S. Holders that acquire Class A ordinary shares in this offering and that hold Class A ordinary shares as capital assets for U.S. federal income tax purposes and does not address particular tax consequences that may be applicable to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to use the mark to market method of tax accounting, financial institutions, life insurance companies, tax-exempt entities, regulated investment companies, real estate investment trusts, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our stock by vote or value, persons holding Class A ordinary shares as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of Class A ordinary shares.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our Class A ordinary shares that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such Class A ordinary shares.

You should consult your own tax advisors about the consequences of the acquisition, ownership, and disposition of the Class A ordinary shares, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to our Class A ordinary shares that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you actually or constructively receive the dividend, and will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Code.

111

We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. Therefore you should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

Dividends received by an individual with respect to the Class A ordinary shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Subject to certain exceptions for short-term positions, dividends paid on the Class A ordinary shares will be treated as qualified dividends if:

●	the Class A ordinary shares are readily tradable on an established securities market in the United States; and

●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

We intend to list the Class A ordinary shares on the Nasdaq Stock Market, and the Class A ordinary shares will qualify as readily tradable on an established securities market in the United States so long as they are so listed. As discussed in more detail below under “—Passive Foreign Investment Company Status,” based on our financial statements and our expectations about the nature and amount of our income, assets and activities, and the market value of our equity, we do not expect to be a PFIC in our current taxable year or in the foreseeable future. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

If you receive distributions of additional shares or rights to subscribe for shares as part of a pro rata distribution to all our shareholders, you generally will not be subject to U.S. federal income tax in respect of the distributions, unless you have the right to receive cash or property, in which case you will be treated as if you received cash equal to the fair market value of the distribution.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Status,” upon a sale, exchange or other taxable disposition of the Class A ordinary shares, you will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and your adjusted tax basis in the Class A ordinary shares. Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the Class A ordinary shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Status

Special U.S. tax rules apply to investors in companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, after applying certain look-through rules, either

●	75% or more of our gross income for the taxable year is passive income; or

●	50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income. Cash is generally considered a passive asset for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Based on our financial statements and our expectations about the nature and amount of our income, assets and activities, and the market value of our equity, we do not expect to be a PFIC in our current taxable year or in the foreseeable future. However, the determination whether we are a PFIC must be made annually after the close of each taxable year based on the facts and circumstances at that time. Accordingly, we cannot be certain that we will not be a PFIC in the current year or in future years.

112

Changes in the composition of our income or assets may cause us to be or become a PFIC for the current or subsequent taxable years. The determination of whether we will be a PFIC for any taxable year will also depend in part upon the value of our goodwill as implied by the market value of the ordinary shares, which may fluctuate, and may be affected by how and how quickly we spend our liquid assets, including the cash raised in this offering. In estimating the value of our goodwill we have taken into account our anticipated market capitalization following this offering. If our market capitalization is less than anticipated or subsequently declines, we may become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill, which may result in our being or becoming a PFIC for the current or one or more future taxable years.

If we are classified as a PFIC, and you do not make a mark-to-market election as described below, you will be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, any distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you have received in the preceding three taxable years, or your holding period, if shorter) and gain that you recognize on the sale of your Class A ordinary shares. Under these rules (a) the excess distribution or gain will be allocated ratably over your holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. If we are a PFIC for any taxable year during which you own the Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you own the Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless you make a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of his or her ordinary shares at death.

If we are a PFIC and we have any direct, and in certain circumstances, indirect subsidiaries that are PFICs (each a “Subsidiary PFIC”), you will be treated as owning your pro rata share of the stock of each Subsidiary PFIC and will be subject to the PFIC rules with respect to each such Subsidiary PFIC. You should consult your own tax advisor about the possible application of the PFIC rules to any of our subsidiaries.

You may be able to avoid the unfavorable rules described above by electing to mark your Class A ordinary shares to market, provided the Class A ordinary shares are considered “marketable.” The Class A ordinary shares will be marketable if they are regularly traded on certain qualifying U.S. stock exchanges, including Nasdaq Stock Market, or on a foreign stock exchange that meets certain requirements. If you make this mark-to-market election, you will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of your Class A ordinary shares at the end of your taxable year over your basis in those Class A ordinary shares. If at the end of your taxable year, your basis in the Class A ordinary shares exceeds their fair market value, you will be entitled to deduct the excess as an ordinary loss, but only to the extent of your net mark-to-market gains from previous years. Your adjusted tax basis in the Class A ordinary shares will be adjusted to reflect any income or loss recognized under these rules. In addition, any gain you recognize upon the sale of your Class A ordinary shares will be taxed as ordinary income in the year of sale and any loss will be treated as an ordinary loss to the extent of your net mark-to-market gains from previous years. Once made, the election cannot be revoked without the consent of the IRS unless the Class A ordinary shares cease to be marketable. A mark-to-market election cannot be made with respect to any Lower-tier PFIC unless the shares of such Lower-tier PFIC are themselves “marketable.” You should consult your tax adviser regarding the availability and advisability of making a mark-to-market election in your particular circumstances if we are a PFIC for any taxable year.

If you are a U.S. Holder that owns an equity interest in a PFIC, you generally must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of your taxable years for which such form is required to be filed. As a result, the taxable years with respect to which you fail to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

You should consult your own tax advisor regarding the U.S. federal income tax considerations discussed above and the desirability of making a mark-to-market election.

113

Foreign Financial Asset Reporting.

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid to, and proceeds from a sale or other disposition by, a holder that is a “United States person” (as defined in the Code) in respect of the Class A ordinary shares generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless such holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption.

A holder that is not a United States person may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a holder will be allowed as a refund or credit against the holders U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

114

Underwriting

We have entered into an underwriting agreement dated          , 2025 with American Trust Investment Services, Inc. (the “Representative”), acting as the lead or managing underwriter with respect to the Class A ordinary shares subject to this offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of Class A ordinary shares set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus:

Name	Number of Class A ordinary shares
American Trust Investment Services, Inc.
Total

The underwriters are offering the Class A ordinary shares subject to their acceptance of the Class A ordinary shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Class A ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Class A ordinary shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the Class A ordinary shares covered by the underwriters’ over-allotment option described below.

We have granted the underwriters an option, exercisable for 30 days from the date hereof, to purchase up to an additional           Class A ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table. If any additional Class A ordinary shares are purchased, the underwriters will offer these Class A ordinary shares on the same terms as those on which the other Class A ordinary shares are being offered.

The Representative has advised us that it proposes to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$           per share. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of US$            per share to certain brokers and dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Discounts, Commission and Expenses

The underwriting discounts and commissions are           % of the initial public offering price.

The following table shows the price per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	US$	US$	US$
Underwriting discounts and commissions to be paid by us	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$

In connection with and upon closing of the offering contemplated herein, we will also pay to the Representative a non-accountable expense allowance equal to one percent (1.0%) of the gross proceeds received by us from the sale of the Class A ordinary shares.

115

We have agreed to pay all reasonable, necessary and accountable out-of-pocket expenses relating to the offering, including, but not limited to: (i) the costs of preparing, printing and filing the registration statement with the SEC, including amendments and supplements thereto, and post effective amendments, as well as the filings with FINRA and Nasdaq, and payment of all necessary fees in connection therewith and the printing of a sufficient quantity of preliminary and final prospectuses as the Representative may reasonably request; (ii) the costs of preparing, printing and delivering exhibits thereto, in such quantities as the Representative may reasonably request; (iii) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the Representative; (iv) the fees of counsel and accountants for the Company, including fees associated with any blue sky filings where applicable; (v) fees associated with the Company’s transfer agent; (vi) fees, if necessary, associated with translation services; and (vii) accountable expenses of the Representative (including fees and expenses of its counsel up to a maximum of US$160,000) whether or not the offering is consummated up to a maximum of US$310,000.

We have paid the Representative a US$60,000 advance (the “Advance”) to be credited against the accountable expenses actually incurred by the Representative upon the successful completion of this offering and reimbursed the Representative US$24,000 for their legal expenses. Any Advance received by the Representative will be reimbursed to us to the extent not actually incurred in compliance with FINRA Rule 5110(g)(4)(A).

Additionally, we will pay the Representative a US$           consulting fee (the “Consulting Fee”) upon the closing of this offering.

We estimate that the total expenses of the offering payable by us, excluding the underwriters’ discount and commissions and non-accountable expense allowance will be approximately US$              ..

Representative’s Warrants

We have agreed to issue to the Representative (or its permitted assignees) warrants (“Representative Warrants”) to purchase up to Class A ordinary shares (and up to            Class A ordinary shares assuming the over-allotment option is exercised in full), which is equal to 5% of the shares offered hereby (excluding the over-allotment option). The Representative Warrants will be exercisable at any time, and from time to time, in whole or in part, during the three-year period commencing 180 days from the effective date of the registration statement of which this prospectus is a part, which period is in compliance with FINRA Rule 5110(e)(1). The Representative Warrants are exercisable for cash or on a cashless basis at a per share price equal to $           per Class A ordinary share, or 125% of the public offering price per Class A ordinary share in this offering. The Representative Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The Representative (or permitted assignees) will not sell, transfer, assign, pledge or hypothecate the Representative Warrants or the Class A ordinary shares underlying the warrants, nor will they engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the registration statement of which this prospectus is a part. In addition, the Representative Warrants provide for certain demand and piggyback registration rights. The warrants provide for one demand registration right in accordance with FINRA Rule 5110(g)(8)(b) and unlimited piggyback registration rights. The demand registration rights and piggyback registration rights provided will terminate 5 years from the effective date of the registration statement of which this prospectus is a part in compliance with FINRA Rule 5110(g)(8(c), (d) and (e), respectively. [We will bear all fees and expenses attendant to registering the Class A ordinary shares issuable on exercise of the Representative Warrants other than underwriting commissions incurred and payable by the holders.] The exercise price and number of Class A ordinary shares issuable upon exercise of the Representative Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation.

Right of First Refusal

In addition, the Company agrees to grant the Representative a right of first refusal (the “Right of First Refusal”), exercisable at the sole discretion of the Representative for twelve months from the closing day of this offering, to provide investment banking service to the Company, or any successor to or any subsidiary of the Company on terms customary to the Representative. For these purposes, the investment banking service includes, acting as lead or joint-lead investment banker, lead or joint book-runner and/or lead or joint placement agent, for every future public and private equity and debt offering, including all equity linked financing. The Right of First Refusal shall be subject to FINRA Rule 5110(g)(5).

Indemnification; Indemnification Escrow

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

116

The Company has agreed to set up an escrow account with a third-party escrow agent in the United States and will fund such account with US$300,000 that may be utilized by the underwriters to fund certain indemnification obligations of the Company to the underwriters and other indemnified persons as described herein and in the Underwriting Agreement, arising during the 12-month period following the closing of the offering. The escrow account will be interest bearing, and we will be free to invest the assets in low-risk investments (e.g., bonds, mutual funds, money market funds, etc.). All funds that are not subject to an indemnification claim will be returned to us after the applicable period expires. The Company will pay the reasonable fees and expenses of the escrow agent.

Tail Financing

If within 12 months from the effective date of termination or expiration of the engagement letter, the Company completes a public or private offering of its securities with any investor(s) introduced to the Company by the Representative during the term of the engagement letter, then the Company shall pay the Representative a tail fee equal to the compensation that would have been payable had the Representative participated in such transaction, provided that such investor(s) were first introduced to the Company by the Representative and documented in writing during the term of the engagement letter. This provision is intended to comply with FINRA Rule 5110(g)(5)(B). If the Company terminates the engagement letter for cause—defined as the Representative’s material breach of its obligations or willful failure to perform the services contemplated herein—no tail fee (or other post-termination compensation) shall be payable. Any tail fee must be reasonable in relation to the underwriting or placement services originally contemplated and shall not exceed the cash fee rate set forth in the engagement letter. No tail fee is owed for any transaction consummated after the tail period.

Lock-Up Agreements

Our directors, executive officers and [shareholders] have agreed with the Representative, subject to certain customary exceptions, for a period of six months after the date of this prospectus, not to offer, sell or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares.

In addition, the Company has agreed for a period of six months from the closing of this offering, not to offer, sell or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, subject to certain customary exceptions, or file or cause to be filed any registration statement with the SEC relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares.

Nasdaq Capital Market Listing

We [have applied] to list our Class A ordinary shares on the Nasdaq under the symbol “          .” We make no representation that such application will be approved or that our Class A ordinary shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Class A ordinary shares will be listed on the Nasdaq at the completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by Representative or by its affiliates. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as an underwriter, and should not be relied upon by investors.

Any underwriter who is a qualified market maker on the Nasdaq may engage in passive market making transactions on the Nasdaq in accordance with Rule 103 of Regulation M, during the Business Day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

No Public Market

Prior to this offering, there has not been a public market for our securities in the U.S. and the public offering price for our Class A ordinary shares will be determined through negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

117

We offer no assurances that the initial public offering price will correspond to the price at which our Class A ordinary shares will trade in the public market subsequent to this offering or that an active trading market for our Class A ordinary shares will develop and continue after this offering.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Class A ordinary shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Class A ordinary shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Class A ordinary shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

● Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

● Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the overallotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

● Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

● A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Class A ordinary shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A ordinary shares or preventing or retarding a decline in the market price of our Class A ordinary shares. As a result, the price of our Class A ordinary shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Class A ordinary shares. These transactions may occur on the Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Determination of Offering Price

The principal factors to be considered in determining the public offering price include:

●	the information set forth in this prospectus and otherwise available to the Representative;

●	our history and prospects and the history and prospects for the industry in which we compete;

●	our past and present financial performance;

●	our prospects for future earnings and the present state of our company;

●	the general condition of the securities market at the time of this offering;

●	the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

118

The assumed public offering price set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our Ordinary Shares or that the Ordinary Shares will trade in the public market at or above the public offering price.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to customers that they acquire, long and/or short positions in these securities and instruments.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Class A ordinary shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Class A ordinary shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Class A ordinary shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

119

Expenses Relating to this Offering

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq listing fee, all amounts are estimates. The company will pay all of the expenses of this offering.

Expenses		Amount
SEC registration fee	US$
Nasdaq listing fee	US$
FINRA filing fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous costs	US$
Total	US$

120

Legal Matters

We are being represented by Cleary Gottlieb Steen & Hamilton LLP with respect to certain legal matters of U.S. federal securities and New York state law. The underwriters are being represented by DeMint Law, PLLC with respect to certain legal matters of U.S. federal securities law. The validity of the Class A ordinary shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Cleary Gottlieb Steen & Hamilton LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law.

121

Experts

The financial statements of PressLogic Inc. as of and for the years ended December 31, 2023 and 2024, included in this prospectus and the registration statement, have been audited by TAAD LLP, an independent registered public accounting firm, as set forth in their report thereon elsewhere herein, and have been included in reliance on their report given on their authority as experts in accounting and auditing.

The registered business address of TAAD LLP is 20955 Pathfinder Road, Suite 370, Diamond Bar, CA 91765, USA.

122

Where You Can Find Additional Information

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

123

PRESSLOGIC INC.

Unaudited Interim Consolidated Financial Statements	PAGE(S)
Unaudited Interim Consolidated Balance Sheets as of December 31, 2024 and June 30, 2025	F-30
Unaudited Interim Consolidated Statements of Income and Comprehensive Income for the six months ended June 30, 2024 and 2025	F-31
Unaudited Interim Consolidated Statements of Changes in Stockholders’ Equity for the six months ended June 30, 2024 and 2025	F-32
Unaudited Interim Consolidated Statements of Cash Flows for the six months ended June 30, 2024 and 2025	F-33
Notes to the Unaudited Interim Consolidated Financial Statements	F-34 - F-58

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of PressLogic Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PressLogic Inc. and its subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and consolidated cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD LLP

We have served as the Company’s auditor since 2024.

Diamond Bar, California

May 9, 2025, except Note 15, as to which the date is July 9, 2025

F-2

PRESSLOGIC INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

	NOTES	2023	2024
		HK$	HK$	USD$
Assets
Current assets:
Cash and cash equivalents	4	16,810,776	37,304,574	$4,804,814
Trade receivables, net	5	29,400,289	34,572,473	4,452,920
Contract costs	7	146,392	757	98
Prepayments, other receivables and other assets	6	3,013,688	1,812,874	233,497
Deferred initial public offering costs		-	1,290,182	166,175
Total current assets		49,371,145	74,980,860	9,657,504
Property and equipment, net	9	1,740,813	1,386,517	178,583
Intangible assets, net	10	318,234	228,790	29,468
Right-of-use assets, net	8	3,235,854	8,117,887	1,045,580
Other non-current assets	6	605,067	919,389	118,417
Deferred tax assets	16	1,650,620	1,055,796	135,986
Total non-current assets		7,550,588	11,708,379	1,508,034

TOTAL ASSETS		56,921,733	86,689,239	$11,165,538

Liabilities and stockholders’ equity
Current liabilities:
Borrowing-current	11	4,100,000	16,843,334	$2,169,414
Trade payable	13	1,781,500	985,969	126,992
Other payables and accruals expenses	12	5,707,195	6,615,359	852,056
Lease liabilities – current	8	2,753,938	3,951,816	508,992
Contract liability	14	1,434,010	1,887,908	243,162
Due to related parties-current	15	16,175,424	17,791,886	2,291,588
Income tax payables		-	530,390	68,314
Total current liabilities		31,952,067	48,606,662	6,260,518

Non-current liabilities

Lease liabilities – non current	8	557,513	4,326,953	557,310
Due to related parties- non current	15	20,000,000	20,000,000	2,575,992
Total non-current liabilities		20,557,513	24,326,953	3,133,302

TOTAL LIABILITIES		52,509,580	72,933,615	9,393,820

COMMITMENTS AND CONTINGENCIES

Stockholders’ equity

Class A ordinary shares (US$ 0.0001 par value; 450,000,000 Class A ordinary shares authorized 10,566,190 and 10,566,190 Class A ordinary shares issued and outstanding December 31, 2023 and 2024)	17	8,204	8,204	1,057
Class B ordinary shares (US$ 0.0001 par value; 50,000,000 Class B ordinary shares authorized 4,273,910 and 4,273,910 Class B ordinary shares issued and outstanding December 31, 2023 and 2024)	17	3,318	3,318	427
Additional paid-in capital	17	6,759,132	6,759,132	870,573
Retained earnings (Accumulated deficit)		(2,685,265)	6,453,525	831,211
Accumulated other comprehensive loss	17	(537,134)	(367,059)	(47,277)
Total PressLogic Inc.’s equity		3,548,255	12,857,120	1,655,991
Non-controlling interests	17	863,898	898,504	115,727
Total stockholders’ equity		4,412,153	13,755,624	1,771,718

Total liabilities and stockholders’ equity		56,921,733	86,689,239	$11,165,538

The accompanying notes are an integral part of these consolidated financial statements.

F-3

PRESSLOGIC INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2024

	For the fiscal years ended December 31,
	2023	2024
	HK$	HK$	USD$
Revenue, net	103,570,231	107,714,812	13,873,623

Costs and expenses:
Cost of revenue	(31,640,351)	(33,326,733)	(4,292,469)
General and administrative expenses	(43,338,733)	(38,070,384)	(4,903,450)
Selling and marketing expenses	(16,187,560)	(15,933,674)	(2,052,251)
Research and development expenses	(9,771,388)	(9,348,597)	(1,204,095)
Operating income	2,632,199	11,035,424	1,421,358

Other income (expenses), net
Finance cost	(259,095)	(987,230)	(127,155)
Other income	500,329	250,417	32,254
Income before income tax provision	2,873,433	10,298,611	1,326,457
Income tax expense	(341,523)	(1,125,215)	(144,927)
Net income	2,531,910	9,173,396	1,181,530
Less: Net income attributable to non-controlling interest	23,839	34,606	4,457
Net income attributable to PressLogic Inc.	2,508,071	9,138,790	1,177,073

Other comprehensive income (loss)
Foreign currency translation adjustment	18,419	170,075	21,906
Fair value through other comprehensive loss	(156,984)	-	-
Total comprehensive income	2,393,345	9,343,471	1,203,436
Total comprehensive income attributable to PressLogic Inc.	2,393,345	9,343,471	1,203,436

Earnings per shares
Class A ordinary shares – basic and diluted	0.17	0.62	0.08
Class B ordinary shares – basic and diluted	0.17	0.62	0.08

Weighted average number of shares outstanding
Class A ordinary shares	10,566,190	10,566,190	10,566,190
Class B ordinary shares	4,273,910	4,273,910	4,273,910

The accompanying notes are an integral part of these consolidated financial statements.

F-4

PRESSLOGIC INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2024

IN HK DOLLARS, EXCEPT SHARE DATA

	Common Stock						Additional		Accumulated Other		Retained Earnings		Total PressLogic		Non-		Total
	Class A			Class B			Paid-in		Comprehensive		(Accumulated		Inc.’s		Controlling		Stockholders’
	Shares	Amount		Shares	Amount		Capital		(Loss)/Income		Deficit)		equity		Interests		Equity
Balance as of December 31, 2022	10,566,190	HK$	8,204	4,273,910	HK$	3,318	HK$	6,759,132	HK$	(398,569)	HK$	(5,193,336)	HK$	1,178,749	HK$	840,059	HK$	2,018,808
Net income	-		-	-		-		-		-		2,508,071		2,508,071		23,839		2,531,910
Unrealized loss from the change in fair value of equity investment	-		-	-		-		-		(156,984)		-		(156,984)		-		(156,984)
Foreign currency translation adjustment	-		-	-		-		-		18,419		-		18,419		-		18,419
														-
Balance as of December 31, 2023	10,566,190	HK$	8,204	4,273,910	HK$	3,318	HK$	6,759,132	HK$	(537,134)	HK$	(2,685,265)	HK$	3,548,255	HK$	863,898	HK$	4,412,153
Net income	-		-	-		-		-		-		9,138,790		9,138,790		34,606		9,173,396
Foreign currency translation adjustment	-		-	-		-		-		170,075		-		170,075		-		170,075
Balance as of December 31, 2024	10,566,190	HK$	8,204	4,273,910	HK$	3,318	HK$	6,759,132	HK$	(367,059)	HK$	6,453,525	HK$	12,857,120	HK$	898,504	HK$	13,755,624

The accompanying notes are integral part of these consolidated financial statements.

F-5

PRESSLOGIC INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2024

	For The Fiscal Years Ended
	December 31
	2023	2024
	HK$	HK$	USD
Cash Flows from Operating Activities:
Net income	2,531,910	9,173,396	$1,181,530
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	1,203,993	802,115	103,312
Allowance (reversal) for expected credit loss	(287,564)	194,997	25,116
Amortization of right-of-use assets	5,219,985	4,564,015	587,843
Amortization of intangible assets	89,200	89,444	11,520
Loss on disposal of property and equipment	(19,668)	(61,639)	(7,939)
Deferred income tax	341,523	594,825	76,613
Changes in operating assets and liabilities:
Trade receivables	3,408,377	(5,366,722)	(691,232)
Prepayments	(964,069)	314,916	40,561
Other receivables and other current assets	(312,783)	919,557	118,439
Contract costs	(146,392)	145,634	18,758
Other non-current assets	756,539	(314,322)	(40,485)
Trade payable	1,232,736	(795,531)	(102,464)
Income tax payable	(163,618)	530,390	68,314
Contract liability	(1,037,541)	453,898	58,462
Other payables and accrued liabilities	65,158	908,164	116,971
Due to related parties	(11,036,572)	1,582,802	203,864
Net cash provided by operating activities	881,214	13,735,939	1,769,183

Cash Flows from Investing Activities:
Purchases of property and equipment	(123,926)	(749,519)	(96,538)
Proceeds from disposal of property and equipment	47,166	363,339	46,798
Investment in equity instrument	（156,984)	-	-
Net cash used in investing activities	(233,744)	(386,180)	(49,740)

Cash Flows from Financing Activities:
Proceeds from bank borrowings	4,100,000	12,743,334	1,641,336
Payment of deferred offering costs	-	(1,290,182)	(166,175)
Payment of lease liabilities	(4,886,095)	(4,478,729)	(576,858)
Net cash provided by (used in) financing activities	(786,095)	6,974,423	898,303

Effect of Exchange Rate Changes on Cash	5,365	169,616	21,847

Net Increase/ (Decrease) in Cash and cash equivalent	(133,260)	20,493,798	2,639,593
Cash and cash equivalent Beginning of Year	16,944,036	16,810,776	2,165,221
Cash and cash equivalent End of Year	16,810,776	37,304,574	$4,804,814

Supplemental disclosure of cash flow information:
Cash paid for interest	-	440,710	56,763
Supplemental disclosure of Non-Cash Activities
Due from related parties converted to loan from related parties	20,000,000	-	-
Right-of-use assets obtained in exchange of lease liabilities	1,149,336	9,446,048	1,216,647
Changes of fair value through other comprehensive loss	(156,984)	-	-

The accompanying notes are an integral part of these consolidated financial statements.

F-6

PRESSLOGIC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.ORGANIZATION AND PRINCIPAL ACTIVITIES

Business

The Company is a leading one-stop digital marketing solutions provider, who delivers a comprehensive suite of interconnected proprietary solutions and services to brand owners as well as marketing agencies throughout the marketing cycle and across multiple media platforms, including its own platforms consisting of the websites, social media channels and apps of our nine media brands, as well as third party social media platforms.

The Company operates in the online marketing industry primarily in the Asia Pacific region, in particular Hong Kong and Taiwan. Online marketing, also known as digital marketing or internet marketing, refers to the use of the internet and digital channels to promote products, services, or brands to a targeted audience. It includes various strategies and techniques designed to attract, engage, and convert potential customers. Online marketing solutions comprise of content marketing solutions and SaaS solutions.

Organization

Details of the Company and its subsidiaries (together the “Company”) as of 31 December 2024 are set out in the table as follows:

Name of Company	Place of incorporation	Date of incorporation	Percentage of direct or indirect economic ownership	Principal activities

PressLogic Inc.	Cayman Islands	November 27, 2024	Parent	Investment Holding
PressLogic Limited	Hong Kong	April 14, 2016	100%	Provision of digital marketing services
InSmart Financials Limited	Hong Kong	February 6, 2018	100%	Provision of management services
PressLogic Taiwan Limited	Hong Kong	November 30, 2017	100%	Investment Holding
Maxlytics Limited	Hong Kong	October 9, 2020	100%	Provision of digital marketing services
MediaPlace Limited	Hong Kong	October 10, 2019	100%	Provision of SaaS services
Lead Famous Limited	BVI	September 2, 2019	90%	Investment Holding
Ample Advance Limited	BVI	September 2, 2019	70%	Investment Holding
Pop Media HK Limited	Hong Kong	October 10, 2019	90%	Provision of digital marketing services
Business Media Limited	Hong Kong	October 10, 2019	70%	Provision of digital marketing services
PressLogic Taiwan Limited Taiwan Branch	Taiwan	November 30, 2017	100%	Provision of digital marketing services

PressLogic Inc. is a limited liability company incorporated under the laws of the Cayman Islands on November 27, 2024.

PressLogic Limited is a limited liability company incorporated on April 14, 2016 under the Laws of Hong Kong and a wholly owned subsidiary of PressLogic Inc.

InSmart Financials Limited is a limited liability company incorporated on February 6, 2018 under the Laws of Hong Kong and a wholly owned subsidiary of PressLogic Inc.

PressLogic Taiwan Limited is a limited liability company incorporated on November 30, 2017 under the Laws of Hong Kong and a wholly owned subsidiary of PressLogic Inc.

Maxlytics Limited is a limited liability company incorporated on October 9, 2020 under the Laws of Hong Kong and a wholly owned subsidiary of PressLogic Inc.

F-7

MediaPlace Limited is a limited liability company incorporated on October 10, 2019 under the Laws of Hong Kong and a wholly owned subsidiary of PressLogic Inc.

Lead Famous Limited is a limited liability company incorporated on September 2, 2019 under the Laws of BVI and with 90% equity interest owned by PressLogic Inc. This 90% equity interest was acquired from Cheung Ho Chak Ryan and Chow Wing Yin by PressLogic Holdings Limited in October 2020, during which Cheung Ho Chak Ryan was the controlling shareholder of both Lead Famous Limited and PressLogic Holdings Limited. The 10% minority interest arose on December 5 2019, when a non-controlling shareholder subscribed to a 10% equity interest in Lead Famous Limited.

Ample Advance Limited is a limited liability company incorporated on September 2, 2019 under the Laws of BVI and with 70% equity interest owned by PressLogic Inc. This 70% equity interest was acquired from Cheung Ho Chak Ryan and Chow Wing Yin by PressLogic Holdings Limited in October 2020, during which Cheung Ho Chak Ryan was the controlling shareholder of both Ample Advance Limited and PressLogic Holdings Limited. The 30% minority interest arose on December 4 2019, when a non-controlling shareholder subscribed to a 30% equity interest in Lead Famous Limited.

Pop Media HK Limited is a limited liability company incorporated on October 10, 2019 under the Laws of Hong Kong and a wholly owned subsidiary of Lead Famous Limited.

Business Media Limited is a limited liability company incorporated on October 10, 2019 under the Laws of Hong Kong and a wholly owned subsidiary of Ample Advance Limited.

PressLogic Taiwan Limited Taiwan Branch is a branch established on November 30, 2017, under the laws of Taiwan. It is a wholly owned branch of PressLogic Taiwan Limited.

Reorganization

PressLogic Inc. was incorporated in the Cayman Islands on November 27, 2024. Following the transfer of PressLogic Limited, InSmart Financials Limited, PressLogic Taiwan Limited, Maxlytics Limited, MediaPlace Limited, Lead Famous Limited and Ample Advance Limited from PressLogic Holdings Limited to PressLogic Inc., the shareholders of PressLogic Holdings Limited received an aggregate of 10,566,190 Class A ordinary shares and 4,273,910 Class B ordinary shares of PressLogic Inc. through a distribution in specie by PressLogic Holdings Limited on 30 April, 2025, and the Class A and Class B share structure will be effective upon the completion of IPO. This distribution ensured that each shareholder’s rights and equity interests in PressLogic Inc. were identical to their rights and equity interests in PressLogic Holdings Limited prior to the reorganization on as-converted basis.

The reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIE

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Presentation and Principles of Consolidation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards(“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

F-8

In preparing the consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates., transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transactions provide evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company. Non-controlling interests in the Company’s subsidiaries are recorded in accordance with the IFRS 10 and are reported as a component of equity, separate from the parent’s equity. Purchase or sale of equity interests that do not result in a change of control are accounted for as equity transactions. Results of operations attributable to the non-controlling interest are included in our consolidated results of operations and, upon loss of control, the interest sold, as well as interest retained, if any, will be reported at fair value with any gain or loss recognized in earnings.

2.2 Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with International Financial Reporting Standards(“IFRSs”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for trade receivable, recoverability, useful lives of long-lived assets, intangible assets and income taxes related to realization of deferred tax assets and uncertain tax position. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

2.3 Foreign Currency Translation

The reporting currency of the Company is Hong Kong Dollars (“HK$”) and the accompanying financial statements have been expressed in HK$. The Company and its’ subsidiaries in Hong Kong (“HK”) and Taiwan Region (“Taiwan”) as its functional currency, respectively. In general, for consolidation purposes, assets, and liabilities of its subsidiaries whose functional currency is not HK$ are translated into HK$, in accordance with IAS 21 – The Effects of Changes in Foreign Exchange Rates.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by Hong Kong Monetary Authority at the dates of the transactions. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the Consolidated Statements of Income and Comprehensive Income. The financial statements of the Company are translated from the functional currency into HK$. Assets and liabilities denominated in foreign currencies are translated into HK$ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into HK$ at the appropriate historical rates. Revenues, expenses, gains and losses are translated into HK$ at the average rates of exchange. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income as a component of PressLogic Inc.’s equity. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31, 2023	December 31, 2024
US$ to HK dollar Year End Rate	7.811	7.764

	December 31, 2023	December 31, 2024
HK$ to New Taiwan dollar Year End Rate	3.907	4.217
HK$ to New Taiwan dollar Average Rate	3.977	4.113

2.4 Cash and Cash Equivalents

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash on hand, cash at bank and deposits held at licensed payment platforms with original maturities of three months or less that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

F-9

2.5 Trade Receivables and Expected Credit Losses

Trade receivables are amounts due from customers for services performed in the ordinary course of business. Majority of trade receivables are from advertising services. They are generally due for settlement within one year (or in the normal operating cycle of the business if longer) and therefore all classified as current. The Company usually grants credit to customers with 30 days to 60 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends.

In according with IFRS 9, expected credit loss (“ECL”) is the weighted average of credit losses with respect to a financial instrument considering the time value of money, that result from all possible default events over the expected life of the financial instrument and credit losses represent the difference between all contractual cash flows that are due to an entity in accordance with the contract and all the cash flows that the entity expects to receive.

For trade receivables, the Company applies a simplified approach in calculating expected credit losses. Therefore, the Company does not track the changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

2.6 Prepayments, Other Receivable and Other Assets

Prepayments, other receivable and other assets primarily consist of deposits and employee advances, prepayments made to vendors sever costs and software expenses or services providers for future services that have not been provided and other receivables from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2023 and 2024, management believes that the Company’s other current assets are not impaired.

2.7 Deferred Initial Public Offering Cost

Deferred initial public offering costs consist principally of all direct offering costs incurred by the Group, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public Offering (“IPO”) of the Group’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

2.8 Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses (if any). Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to statements of income during the reporting period in which they are incurred.

The depreciation of property and equipment is calculated using the straight-line method over their estimated useful lives, as follows:

Owned assets	Useful lives

Leasehold improvements	Shorter of lease term or useful life
Computer equipment	5 years
Furniture and fixtures	5 years
Hardware and office equipment	5 years

The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and included in profit or loss.

F-10

2.9 Intangible Assets

Acquired computer software is stated at historical cost less accumulated amortization and accumulated impairment losses (if any). Historical cost includes expenditure that is directly attributable to the acquisition of the items. Costs associated with maintaining software programs are expensed as incurred.

The Company amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Owned assets	Useful lives
Computer software	5 years

2.10 Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition at individual cash generating unit level. If the recoverable amount is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value less costs of disposal or value in use, using the expected future discounted cash flows. No impairment of long-lived assets was recognized for the years ended December 31, 2023 and 2024.

2.11 Trade and Other Payables

Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of the fiscal year which are unpaid. These amounts are presented as current liabilities unless payment is not due within 12 months after the reporting period (or in the normal operating cycle of the business if longer).

2.12 Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the statements of income over the period of borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are removed from the consolidated balance sheets when the obligation specified in the contract is discharged, cancelled or repaid. The difference between the carrying amount of financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in statement of income as other income or finance costs.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

2.13 Lease

The Company, as a lessee, leases a number of offices premises and office equipment in Hong Kong and Taiwan from which it operates. Rental contracts are typically made for fixed periods from 2 to 3 years for office premises and 5 years for office equipment. All rental contracts only comprise fixed payments over the lease terms. Leasing expense for lease payment is recognized on a straight-line basis over the lease term.

Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

F-11

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

(1)	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
(2)	variable lease payments that are based on a rate, initially measured using the rate as at the commencement date;
(3)	amounts expected to be payable by the Company under residual value guarantee;
(4)	the exercise price of a purchase option if the Company is reasonably certain to exercise that option, and
(5)	payments of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. The lease payments are discounted using the interest rate implicit in the lease. The Company uses the incremental borrowing rate, for the implicit rate cannot be readily determined, which is the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. Lease payments are allocated between principal and finance cost. The finance cost is charged to statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

(1)	the amount of the initial measurement of lease liabilities;
(2)	any lease payments made at or before the commencement date less any lease incentives received;
(3)	any initial direct costs, and
(4)	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

The Company applies the short-term lease recognition exemption to its short-term leases of equipment and office (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of office equipment and computers that are considered to be of low value.

2.14 Contract Costs

Contract costs related to costs to obtain contracts, resulted from customers entering into service agreements with the Company. Contract costs are recognized as part of “selling and marketing expenses” in the statement of income in the period in which revenue from the services recognized, The balance of capitalized contract costs is expected to be realized within one year.

2.15 Contract Liabilities

Contract liabilities consist of payment received from customers in excess of revenue recognized. Contract liabilities will be recognized as revenue when services are provided. Contract liabilities were HK$ 1,434,010 and HK$ 1,887,908 as of December 31, 2023 and 2024, respectively.

2.16 Related Parties

The Company adopted IAS 24, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

F-12

2.17 Revenue Recognition

The Company follows the rules and guidance set out under IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) for revenue recognition. The core principle of IFRS 15 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In accordance with IFRS 15, revenues are recognized when the Company satisfies the performance obligations by delivering the contracted services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the Company satisfies a performance obligation

Revenue is measured at the fair value of the consideration received or receivable for the sales of services in the ordinary course of the Company’s activities.

When another party is involved in providing goods or services to a customer, the Company determines whether the nature of its promise is a performance obligation to provide the specified services itself (i.e. the Company is a principal) or to arrange for those services to be provided by the other party (i.e. the Company is an agent).

The Company is a principal if it controls the specified services before those services are transferred to a customer. The Company is an agent if its performance obligation is to arrange for the provision of the specified services by another party. In this case, the Company does not control the specified services provided by another party before those services are transferred to the customer. When the Company acts as an agent, it recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified services to be provided by the other party. This evaluation is performed separately for each performance obligation identified. For the years ended December 31, 2023 and 2024, there was no revenue recognized on a net basis where the Company is acting as an agent.

Revenue is recognized when or as the control of the services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time.

Control of the services is transferred over time if the Company’s performance:

(a)	provides all of the benefits received and consumed simultaneously by the customer;

(b)	creates and enhances an asset that the customer controls as the Company performs; or

(c)	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

If control of the services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services. This evaluation is performed separately for each performance obligation identified.

F-13

The accounting policy for the Company’s principal revenue sources

Revenue from programmatic advertising services

The Company generates revenue by displaying programmatic banner advertising services, promotional services for cooperative brands on our websites and social media platforms through display ad network such as Google Ads and Meta. The services contain one single performance obligation, which includes displaying banner services in the websites or social media accounts operating by us to their customers in exchange for consideration. The pricing is based on a cost-per-thousand-impressions (CPM) model. Revenue generated under this arrangement fluctuates due to dynamic CPM rates, which are influenced by market demand, advertising content quality, targeting precision and seasonal trends. The payment terms with the advertising network partners are fixed. The Company signs contracts based on service terms and recognizes revenue in generally as a monthly basis after impressions are delivered. No returns, refunds and other similar obligations during each reporting period.

Revenue from software-as-a-service (“SaaS”)

The Company generates revenue by providing customers with SaaS services such as MediaLens software subscription services during the contractually agreed period, which is typically one year. This subscription service entitles customers to access and use MediaLens system in accordance with the subscription scope outlined in the “Service Description” and the terms and conditions stipulated in the agreement. The contract specifies in detail the monthly subscription contents of MediaLens analytics tools, including usage quotas, monthly page quotas, and other relevant information. The contracts contain one single performance obligation, being the provision of cloud-based SaaS solutions to their customers in exchange for contractual consideration. The terms of pricing and payment stipulated in the contract are fixed. The Company recognizes revenue based on the stage of fulfillment of the performance obligations stipulated in the contract over the agreed-upon service period, which is recognized on a straight-line basis over the contractual period. No returns, refunds and other similar obligations during each reporting period.

Revenue from digital marketing solutions service

The Company generates advertising revenue by the placement and delivery of digital advertisements on behalf of partner brands on third party social media platforms such as Facebook, Instagram and its own website (https://www.presslogic.ai). These advertisements are in various forms, including articles, videos, and other media. The contractually stipulated pricing structure and payment terms are irrevocably fixed during the contractual period, with no price escalation or variation clauses. One performance obligation is clarified in the contracts with customers. The Company recognizes revenue at a point in time upon the services are delivered and the advertisements are published or over time based on the proportional fulfillment of the performance obligations stipulated in the contract throughout service period. No returns, refunds and other similar obligations during each reporting period.

2.18 Cost of Revenue

Cost of revenue mainly consists of boosting costs, production costs, employee costs and other costs.

2.19 General and Administrative Expenses

General and administrative expenses include salaries and employee benefits of office staff and management, amortization & depreciation for equipment, software expenses, consulting fees, rental expenses and other office expenses.

2.20 Selling and Marketing Expenses

Selling and marketing expenses mainly consist of sales commissions, salaries and wage expenses for sales and marketing personnel, and advertising expenses.

2.21 Research and Development Expenses

The Company expense all internal research costs as incurred, which primarily comprise employee costs and the expenses related to the research and development activities. For the fiscal years ended December 31, 2023 and 2024, total research and development expenses were approximately HK$ 9,771,388 and HK$ 9,348,597, respectively, which were recorded in research and development expenses in the consolidated statement of income and comprehensive income.

F-14

2.22 Finance Costs

Finance costs mainly consist of interests, bank charges and other costs related to operating leases and borrowing of funds.

2.23 Share-based Payments

Employees (including senior executives) of the Company receive remuneration in the form of share-based payments, whereby employees render services in exchange for equity instruments (equity-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is recognized in employee benefits expense, together with a corresponding increase in equity, over the period in which the service and, where applicable, the conditions are fulfilled (the vesting period) in IFRS 2 share-based payment. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the progress of the vesting period and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

The non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss in the statement of income.

On August 28, 2020, the Company adopted share incentive plans for two executives of total 290,504 shares options with an exercise price of $0.01 and a five-year expiration period before reorganization. As of December 31, 2024, the vesting conditions have been satisfied and reflected in retained earnings of $6.4 million using Binomial Tree Model under the estimation of expected volatility from 59.4% to 60.39%, risk-free interest rate of 0.31% and 0% dividend yield in the form of 726,260 ordinary A shares and 726,260 ordinary B shares respectively.

2.24 Employee Benefits

(a) Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits, and annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as other payables and accruals expenses in the consolidated balance sheets.

(b) Employee compensation, medical insurance and other social insurance

Employee of the Company in Hong Kong and Taiwan are entitled to participate in various government-mandated and company-provided benefits schemes.

In Hong Kong, the Company makes monthly contributions to Mandatory Provident Fund (“MPF”) scheme, as required by local regulations, based on a percentage of employees’ relevant income and subject to statutory limits. In addition, the Company purchases employee compensation insurance and medical insurance on an annual basis.

In Taiwan, the Company contributes to labor insurance, national health insurance, and the labor pension fund in accordance with applicable laws and regulations. These contributions are made monthly and are calculated based on certain percentages of employees’ salaries, subject to applicable ceilings.

F-15

2.25 Value-added Tax (“VAT”)

The Company’s subsidiaries in Taiwan are subject to VAT on revenue generated from providing services. Revenue from providing services is generally subject to VAT at applicable tax rates and subsequently paid to Taiwan tax authorities after netting input VAT on purchase. The excess of output VAT over input VAT is reflected as VAT tax payable, which was included in other current liabilities.

The Taiwan VAT rate is 5% for taxpayers providing services for the years ended Decembers 31, 2023 and 2024.

2.26 Current and Deferred Income Tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. Current and deferred tax is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

(a) Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(b) Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and losses can be utilized.

(c) Offsetting

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current income tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(d) Uncertain tax positions

In determining the amount of current and deferred income tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes, interest or penalties may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expense in the period that such a determination is made.

2.27 Comprehensive Income

Comprehensive income is defined as the change in equity during the year from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners, and is not included in the computation of income tax expense or benefit. For the fiscal years ended December 31, 2023 and 2024 presented, the Company’s comprehensive income includes net income and other comprehensive income, which mainly consists of the foreign currency translation adjustment and unrealized fair value changes on equity investment.

F-16

2.28 Other comprehensive Income (loss)

Other comprehensive income (loss) consists of translation adjustment resulting from the Company translating its consolidated financial statements from functional currency into reporting currency and the investment in equity of companies without significant influence, which is measured at fair value through other comprehensive income

2.29 Earnings per Share

Basic earnings per share is computed by dividing net earnings attributable to shareholders by the weighted average number of Class A ordinary shares and Class B ordinary shares outstanding during the year.

2.30 Commitments and Contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

2.31 Segment Reporting

The Company manages its operations as a single operating segment. This is consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, identified as the Chief Executive Officer, is responsible for allocating resources and assessing performance. Strategic decisions are made based on the consolidated results of the Company as a whole, which the CODM reviews when evaluating overall performance and resource allocation.

The following tables present our segment information by category for the fiscal year ended December 31, 2023 and 2024:

	For The Fiscal Year Ended December 31, 2023			For The Fiscal Year Ended December 31, 2024			Change
Category	Sales Amount		As % of Sales	Sales Amount		As % of Sales	Amount		%
Display banner	HK$	3,720,974	3.60%	HK$	1,693,668	1.58%	HK$	(2,027,306)	(54.48)%
Software-as-a-service		242,583	0.23%		865,269	0.80%		622,686	256.69%
Digital marketing solution		99,151,799	95.73%		104,571,833	97.08%		5,420,034	5.47%
Other		454,875	0.44%		584,042	0.54%		129,167	28.40%
Total revenue	HK$	103,570,231	100%	HK$	107,714,812	100%	HK$	4,144,581	4.00%

The following tables present our segment information by geography for the fiscal year ended December 31, 2023 and 2024:

	For The Fiscal Year Ended December 31, 2023			For The Fiscal Year Ended December 31, 2024			Change
Country/Region	Sales Amount		As % of Sales	Sales Amount		As % of Sales	Amount		%
Hong Kong	HK$	85,737,931	82.78%	HK$	89,103,226	82.72%	HK$	3,365,295	3.93%
Taiwan Region		14,227,055	13.74%		15,610,628	14.49%		1,383,573	9.72%
Singapore		1,023,919	0.99%		2,074,740	1.93%		1,050,821	102.63%
Other Asia regions		952,628	0.92%		692,125	0.64%		(260,503)	(27.35)%
Europe		1,192,977	1.15%		102,405	0.10%		(1,090,572)	(91.42)%
North America		435,721	0.42%		131,688	0.12%		(304,033)	(69.78)%
Total revenue	HK$	103,570,231	100%	HK$	107,714,812	100%	HK$	4,144,581	4.00%

F-17

2.32 Shared Service Expenses

PressLogic Limited and PressLogic Holdings Limited share certain key management personnel, including the Chief Executive Officer (CEO), Chief Technology Officer (CTO), and Vice President of Finance and Operations. The salaries and MPF expenses attributable to these shared executives are allocated between the two entities proportionately based on proportionate turnover for the reporting period. PressLogic Holdings Limited provides software development services to the Company, with costs allocated based on specific IT projects.

2.33 Recent Accounting Pronouncements

(a) Amendments to the accounting standards adopted

The Group has applied the following amendments for the first time for their reporting period commencing January 1, 2023. The application of these new and amendments to IFRSs in the current year has had no material impact on the Group’s financial positions and performance for the current years on the disclosures set out in these consolidated financial statements.

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IAS 1, “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8, “Definition of Accounting Estimates”	January 1, 2023
Amendments to IAS 12, “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023
Amendments to IAS 1, “Classification of Liabilities as Current or Non-current”	January 1, 2024
Amendments to IAS 1, “Non-current Liabilities with Covenants”	January 1, 2024

(b) New standards, interpretations and amendments in issue but not yet effective

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IAS 21, “Lack of Exchangeability”	January 1, 2025
IFRS 18, “Presentation and Disclosure in Financial Statements”	January 1, 2027

Except for the IFRS 18, “Presentation and Disclosure in Financial Statements”, the above standards and interpretations are not currently expected to have a significant impact to the Group’s financial condition and financial performance based on the Group’s assessment. The quantitative impact will be disclosed when the assessment is complete.

IFRS 18, “Presentation and Disclosure in Financial Statements” replaces IAS 1 and updates the structure of the statement of profit or loss, requires disclosures for certain profit or loss performance measures and enhanced principles on aggregation and disaggregation to the primary financial statements and notes.

3. Financial risk

The Company’s activities expose it to a variety of financial risks, market risk, credit risk and liquidity risk. The Company’s overall risk management program is designed to identify, assess, and mitigate financial risks in order to minimize potential adverse effects on the Company’s financial performance. Risk management activities are overseen by the senior management of the Company.

3.1 Market Risk

(a) Foreign Currency Risk

Foreign currency risk primarily arises from future commercial transactions and recognized assets and liabilities denominated in a currency other than the functional currency of the relevant entities. The Company manages its foreign currency risk by performing regular reviews of the Company’s net foreign exchange exposures and tries to minimize non-functional currency transactions.

The Company operates mainly in the Hong Kong with most of the transactions settled in HK$. Management considers that the business is not exposed to significant foreign exchange risk as there are no significant assets or liabilities of the Company denominated in the currencies other than the respective functional currencies of the Company’s entities.

F-18

(b) Interest Rate Risk

Fluctuations in market interest rates may negatively affect the Company’s financial conditions and results of operations. The Company is exposed to floating interest rate risk on bank deposits and floating rate borrowings, and the risks due to changes in interest rates are not material. The Company has not used any derivative financial instruments to manage interest risk exposure.

3.2 Credit Risk

The carrying amounts of the cash and bank balances, trade receivables and other receivables included in the consolidated balance sheet represent the Company’s maximum exposure to credit risk in relation to the Company’s financial assets.

The Company has no significant concentration of credit risk. It has policies in place to ensure that sales are made to customers with an appropriate credit history.

The credit risk on cash and bank balances is limited because the counterparties are banks with high credit-rating assigned by international credit-rating agencies and certificates of deposit were on deposit at financial institutions in the Hong Kong with upper limited HK dollars 500,000 and in New Taiwan with upper limited Taiwan dollars 3,000,000 insurances to cover bank deposits in the event of bank failure.

The Company considers whether there has been a significant increase in credit risk of financial assets on an ongoing basis throughout each reporting period by comparing the risk of a default occurring as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding looking information.

3.3 Liquidity Risk

As of December 31, 2024, the Company had approximately HK$37.3 million in cash. The Company intends to maintain sufficient cash and cash equivalents. Due to the dynamic nature of the underlying business, the policy of the Company is to regularly monitor the Company’s liquidity risk and to maintain adequate liquid assets such as cash and cash equivalents, or to retain adequate financing arrangements to meet the Company’s liquidity requirements.

The Company expects that its existing cash and cash equivalents will be sufficient to fund its operations and meet all of its obligations as they fall due for at least twelve months from the date of the issuance of financial statements.

3.4 Concentration Risk

(a) Concentration of customers

The following table sets forth a summary of single customer who represent 10% or more of the Group’s trade receivables:

	Fiscal year ended December 31,
	2023	2024
Percentage of the Group’s total trade receivables
PHD Limited	16.62%	15.22%
Optimum Media Direction	13.89%	13.43%

(b) Concentration of vendors

The following table sets forth a summary of single supplier who represent 10% or more of the Company’s cost of revenue:

	Fiscal year ended December 31,
	2023	2024
Percentage of the Group’s total cost of revenue
Meta Platforms Ireland Ltd.	63.90%	60.71%

F-19

The following table sets forth a summary of single supplier who represent 10% or more of the Company’s trade payables:

	Fiscal year ended December 31,
	2023	2024
Percentage of the Group’s total trade payables
Meta Platforms Ireland Ltd	63.74%	20.95%

4. Cash and cash equivalents

	As of December 31,
	2023	2024
	HK$	HK$
Cash on hand	3,035	6,761
Cash in bank	16,806,019	37,296,091
Deposits held at licensed payment platforms	1,722	1,722
Total	16,810,776	37,304,574

5. Trade receivables

	As of December 31,
	2023	2024
	HK$	HK$
Trade receivables	29,750,442	35,117,164
Less: Allowance of expected credit losses	(350,153)	(544,691)
Total	29,400,289	34,572,473

The movement of expected credit loss for the years ended December 31, 2023 and 2024 is as follows:

	As of December 31,
	2023	2024
	HK$	HK$
Balance at beginning of the year	665,344	350,153
Additions (Reversal)	(287,564)	194,997
Less: write off	(27,600)	-
Translation adjustments	(27)	(459)
Allowance for expected credit loss	350,153	544,691

6. Prepayments, other receivables and other assets

The detailed information of prepayments, other receivables and other assets for the years ended December 31, 2023 and 2024 is as follows:

	As of December 31,
	2023	2024
	HK$	HK$
Other current assets:
Deposits	876,688	3,350
Advances to suppliers	2,055,695	1,618,111
Cash advanced to employees	44,258	186,547
Others	37,047	4,866
Subtotal	3,013,688	1,812,874
Other non-current assets:
Deposits	605,067	919,389
Total	3,618,755	2,732,263

F-20

7. Contract costs

	As of December 31,
	2023	2024
	HK$	HK$
Contract costs	146,392	757
Total	146,392	757

The balance of contract costs is expected to be realized within one year.

8. Leases

The Company discounts lease payments based on the estimate of its incremental borrowing rate. As of December 31, 2023 and 2024, the operating lease’s weighted average remaining lease term was 1.56 years and 2.69 years, respectively. As of December 31, 2023 and 2024, and weighted average discount rates were 5.30% and 5.17%, respectively. The rental expense for the fiscal year ended December 31, 2023 and 2024 was HK$ 5,209,577 and HK$4,491,528, respectively.

	As of December 31,
	2023	2024
	HK$	HK$
Right-of-use assets	3,235,854	8,117,887

Lease liabilities - current	2,753,938	3,951,816
Lease liabilities - non-current	557,513	4,326,953
Total lease liabilities	3,311,451	8,278,769

The following is a schedule, by fiscal year, of maturities of lease liabilities as of December 31, 2024:

Lease payments for the fiscal year ending December 31:
HK$
2025	4,137,782
2026	3,095,300
2027	1,289,403
2028	1,776
2029	592
Total lease payments	8,524,853
Less: imputed interest	(246,084)
Present value of lease liabilities	8,278,769

9. Property and equipment

	As of December 31,
	2023	2024
	HK$	HK$
Leasehold improvement	6,301,738	6,298,003
Furniture and fixtures	1,364,193	1,416,160
Hardware and office equipment	2,306,479	2,303,289
Computer equipment	2,983,883	2,854,199
Less: accumulated depreciation	(11,215,480)	(11,485,134)
Total	1,740,813	1,386,517

Depreciation expense recognized for the fiscal years ended December 31, 2023 and 2024 was HK$ 1,203,993 and HK$ 802,115, respectively.

F-21

10. Intangible assets, net

	As of December 31,
	2023	2024
	HK$	HK$
ERP cost	446,000	446,000
Less: accumulated amortization	(127,766)	(217,210)
Total	318,234	228,790

The Company purchased the financial ERP System from Multiable Company in July 2022. The original value of the software was HK$ 446,000.

For the fiscal year ended December 31, 2023 and 2024, the Company amortized HK$ 89,200 and HK$89,444, respectively.

The estimated amortization expense for these intangible assets in the next five years and thereafter is as follows:

Period ending December 31:	Amount
2025		89,200
2026		89,200
2027		50,390
Total:	HK$	228,790

11. Borrowing

Borrowing-current represents amounts due to various banks normally due within one year. The principal of the loans is due at maturity. Accrued interest is due either monthly or quarterly.

Borrowing-current consists of the following:

	As of December 31,
	2023	2024
	HK$	HK$
Current-HSBC	4,100,000	16,843,334
Total	4,100,000	16,843,334

The borrowing consisted of the following as of December 31, 2024:

Lender	Type	Principal Amount	Outstanding Amount	Issuance Date	Expiration Date	Interest Rate
		HK$	HK$

HSBC	Short-term loan	4,100,000	4,100,000	2023/12/18	2033/12/17	3.625%
HSBC	Short-term loan	9,000,000	9,000,000	2024/05/14	2034/05/13	3.625%
HSBC	Short-term loan	3,743,334	3,743,334	2024/02/29	2034/02/28	3.625%

The borrowing consisted of the following as of December 31, 2023:

Lender	Type	Principal Amount	Outstanding Amount	Issuance Date	Expiration Date	Interest Rate
		HK$	HK$
HSBC	Short-term loan	4,100,000	4,100,000	2023/12/18	2033/12/17	3.625%

F-22

The Company entered into three short-term loans agreements with HSBC which will be subject to review by the lender at any time and to the lender’s overriding right of suspension and withdrawal at anytime. On December 18, 2023, one loan of HK$ 4,100,000 guaranteed by Cheung Ho Chak Ryan, a director of PressLogic Inc. and among others, bears a floating interest rate of HSBC Prime Rate per annum minus 2.25% (3.625%), and will mature in December 2033. On May 14, 2024, one loan of HK$ 9,000,000 guaranteed by Chow Wing Yin, CTO, and Cheung Ho Chak Ryan, director of PressLogic Inc. and among others, bears a floating interest rate of HSBC Prime Rate per annum minus 2.25% (3.625%) and will mature in May 2034. On February 29, 2024, one loan of HK$ 3,743,334 guaranteed by Chow Wing Yin, CTO, and Cheung Ho Chak Ryan, a director of PressLogic Inc. and among others, bears a floating interest rate of HSBC Prime Rate per annum minus 2.25% (3.625%) and will mature in February 2034.

12. Other payables and accrued expenses

Other payables and accrued liabilities consist of the following:

	As of December 31,
	2023	2024
	HK$	HK$
Sales commission payable	1,413,406	1,222,318
Accrued interest expense	101,370	301,370
Staff reimbursement	143,436	40,488
Salary and welfare payable	2,244,145	2,319,393
Other tax payable (ii)	112,271	262,151
Auditors’ remuneration provision	134,230	231,730
Government subsidy(i)	973,482	1,356,594
Other payables and accrued liabilities	584,855	881,315
Total	5,707,195	6,615,359

(i) Government subsidy

On September 22, 2023, the Company received a subsidy of HK$750,000 under the BUD Fund Programme operated by the Hong Kong Productivity Council. As of December 31, 2023 and 2024, the Company recorded HK$750,000 and HK$750,000 respectively as liabilities under government subsidy. The amount will be recognized as other income only upon successful completion of the programme audit.

On March 14, 2023, the Company entered into an Elite Programme operated by Hong Kong Science and Technology Parks Corporation (“HKSTPC”) and entered into a Deed of Simple Agreement for Future Equity (“SAFE”) and a Milestone Funding Agreement (“MSFA”) with STP Asset (Elite) Holding Limited (“Holder”).

Under MSFA, during the rental subsidy period (3 years lease period since June 1,2023), HKSTPC agrees to deduct monthly rent (HK$31,926) payable by the Company to HKSTPC under the Lease, up to a maximum aggregate deduction limit of HK$ 1,500,000 for the entire rental subsidy period. As of December 31, 2023 and 2024, the Company exempted a total rental of HK$223,482 and HK$606,594 respectively and recorded as liabilities of government subsidy.

Under SAFE, the Holder was granted the right to convert the recognized subsidies or actual subsidies into the shares or equity interests of the Company upon a qualified equity financing. As a result, the Company may be required to convert a total of HK$223,482 and HK$606,594 into ordinary Class A shares of the Company to the Holder. Conversion shall occur upon the earliest of: (i) a Qualified Equity Financing (raising over $2 million or issuing ≥5% of total shares); (ii) the Holder’s written election to convert if the Company undergoes or intends to undergo a Merger Event or IPO prior to a Qualified Equity Financing; or (iii) the Holder’s Optional Conversion Election (being the written election to convert on or after March 14, 2026). The Conversion Price shall be: (i) for Qualified Equity Financing, the offering price of such round; (ii) pre-Qualified Equity Financing, the lower of the Company’s latest financing price or an independent valuation price; (iii) for a pre-Qualified Equity Financing Merger Event, the higher of 80% of the issue price or the latest financing price.

(ii) Other tax payable primarily represents value-added tax (“VAT”)

F-23

13. Trade payable

Trade payable consists of the following:

	As of December 31,
	2023	2024
	HK$	HK$
Account payable to ad suppliers	1,775,400	974,249
Account payable to equipment suppliers	-	11,720
Account payable to other suppliers	6,100	-
Total	1,781,500	985,969

14. Contract liability

Contract liability consists of the following:

	As of December 31,
	2023	2024
	HK$	HK$
Contract liability	1,434,010	1,887,908
Total	1,434,010	1,887,908

Contract liability represents the obligations to transfer services to the customers and will be recognized as revenue when promised services are provided. Contract liabilities were HK$ 1,434,010 and HK$ 1,887,908 as of December 31, 2023 and 2024, respectively.

15. Related party transactions

(a) Amount due to related parties

As of December 31, 2023 and December 31, 2024, the amount due to related parties consisted of the following

	As of December 31,
	2023	2024
	HK$	HK$
Amount due to related parties-current：
PressLogic Holdings Limited(1)	16,144,856	17,791,886
Cheung Ho Chak Ryan (2)	29,752	-
Chow Wing Yin(3)	816	-
Amount due to related parties- non current：
PressLogic Holdings Limited	20,000,000	20,000,000
Total	36,175,424	37,791,886

(1) PressLogic Holdings Limited, under the common control of the same controlling shareholder of the Company

(2) Cheung Ho Chak Ryan, Chief Executive Officer(‘CEO”) of the Company

(3) Chow Wing Yin, Chief Technology Officer (“CTO”) of the Company

(b) Transactions with PressLogic Holdings Limited

(i) For the fiscal year ended December 31, 2023 and 2024, the Company maintains frequent transactions with PressLogic Holdings Limited due to business operation before reorganization, the followings summarize the transactions occurred with PressLogic Holdings Limited.

F-24

	2023		2024
Payments on behalf of PressLogic Holdings Limited
Daily operation support	HK$	(8,087,100)	HK$	(6,560,000)
Management service fee		(454,875)		(584,042)
Other expenses		-		(760,524)

Collections on behalf of PressLogic Holdings Limited
Display banner revenue		457,303		212,953
Digital marketing solution revenue		-		109,023
Government subsidy from HKSTPC		-		6,000,000

Payments made by PressLogic Holdings Limited on behalf of the Company
Software development expenses		4,757,640		4,066,368
Facebook boosting costs		4,694,862		3,798,933
Capital contribution		9,992		-
Other expenses		217,180		-

Collections by PressLogic Holdings Limited on behalf of the Company
Digital marketing solution revenue		(246,611)		-

Other transactions
Sale of fixed assets		-		(439,800)
Purchase of consulting services		24,000		24,000
Transfer of equity in subsidiaries		(7,644,466)		(3,176,501)
Issue of shares to PressLogic Holdings Limited		-		-

Settlement to PressLogic Holdings Limited		(4,764,497)		(1,107,608)
Total		(11,036,572)		1,582,802

On June 30, 2023, the Company entered into a loan agreement with PressLogic Holdings Limited. As a result, an outstanding amount of HK$20,000,000, previously classified as amount due to related parties under current liabilities, was reclassified to non-current liabilities under the same category. The loan bears a fixed interest rate of 1% per annum and will mature in June 2028.

16. Incomes tax

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

BVI

Lead Famous Limited and Ample Advance Limited were incorporated in BVI and are not subject to tax on income or capital gain under the laws of BVI. Additionally, upon payments of dividends by the Company or its subsidiaries to their shareholders, no withholding tax will be imposed.

Cayman Islands

The Company is incorporated as an exempted company with limited liability under the Companies Act of the Cayman Islands and is not subject to tax on income or capital gains. Additionally, the Cayman Islands do not impose a withholding tax on payments of dividends to shareholders. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made by or to the Company.

F-25

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

Taiwan

Effective from 2018, Taiwan’s Income Tax Law abolished the imputation system, raised the corporate income tax rate from 17% to 20%, and reduced the rate of surtax imposed on unappropriated earnings from 10% to 5%. Effective from 2020, Taiwan’s Statute for Industrial Innovation extended the tax incentive by 10 years for R&D expenditure. In addition, if a company uses its undistributed earnings to construct or purchase buildings, software or hardware equipment, or technology for use in production or operation, such investment amounts may be deducted from the undistributed earnings in calculation of the current year’s undistributed earnings for assessment of surtax imposed on undistributed earnings from the year 2018.

The alternative minimum tax (“AMT”) imposed under Taiwan’s AMT Act is a supplemental income tax which applies if the amount of regular income tax calculated pursuant to Taiwan’s Income Tax Law and relevant laws and regulations is below the amount of basic tax prescribed under the AMT Act. The taxable income for calculating AMT includes most income that is exempt from income tax under various regulations, such as tax holidays. The prevailing AMT rate for business entities is 12%.

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses:

	As of December 31,
	2023	2024
	HK$	HK$
Current income tax expenses	-	235,471
Deferred income tax	341,523	889,744
Income tax expense	341,523	1,125,215

Per the consolidated statements of income and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the fiscal years ended December 31, 2023 and 2024 as follows:

	As of December 31,
	2023	2024
	HK$	HK$
Income before income tax	2,873,433	10,298,611
Tax calculated at the Hong Kong profits tax rate	16.5%	16.5%
Computed expected income tax expense	474,116	1,699,271
Tax effect of non-deductible expenses	58,104	48,719
Tax effect of deduction temporary difference not recognised	(98,368)	(132,095)
Preferential tax treatments	(158,243)	(661,044)
Non-taxable income	(40,301)	(85,185)
Tax effect of tax losses not recognised	132,095	185,459
Utilisation of tax losses previously not recognised	(28,377)	2,853
Effect of different tax rates in jurisdictions other than Hong Kong	2,497	67,237
Income tax expense	341,523	1,125,215

F-26

The significant components of the Company’s deferred tax assets are as follows:

	As of December 31,
	2023	2024
	HK$	HK$
Deferred tax assets:
Allowance of expected credit loss	34,151	49,435
Property and equipment	186,661	197,175
Net operating losses	1,421,183	808,379
Right of use assets and lease liabilities	8,625	807
Deferred tax assets	1,650,620	1,055,796
Less: Valuation allowance	-	-
Deferred tax assets, net	1,650,620	1,055,796

17. Equity

(a)	Class A and Class B Ordinary shares

PressLogic Inc. had an authorized share capital of US$50,000 at incorporation, divided into Class A shares of par value of US $0.0001 each, of which 450,000,000 shares were issued and Class B shares of par value of US$0.0001 each, of which 50,000,000 shares were issued. Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings and each Class B Ordinary Share shall entitle the holder thereof to ten votes on all matters subject to vote at our general meetings and shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into one fully paid Class A Ordinary Share calculated at the Conversion Rate.

On April 30, 2025, the shareholders of PressLogic Holdings received PressLogic Inc. 10,566,190 Class A ordinary shares and 4,273,910 Class B ordinary shares through a distribution in specie by PressLogic Holdings such that each shareholder’s rights and equity interests in the PressLogic Inc. were identical to their rights and equity interests in PressLogic Holdings prior to the Reorganization on as-converted basis. And the Class A and Class B share structure will be effective upon the completion of IPO.

(b)	Additional paid-in capital

As of December 31, 2023 and 2024, the additional paid-in capital of the Company was HK$ 6,759,132 and HK$ 6,759,132, respectively.

On August 28, 2020, PressLogic Holdings Limited adopted share incentive plans for two executives of total 290,504 ordinary shares with an exercise price of $0.01 and a five-year expiration period before reorganization. As of December 31, 2024, the vesting conditions have been satisfied and reflected in additional paid in capital of HK$6.4 million using Binomial Tree Model under the estimation of expected volatility from 59.4% to 60.39%, risk-free interest rate of 0.31% and 0% dividend yield in the form of 726,260 ordinary A shares and 726,260 ordinary B shares respectively.

(c)	Accumulated other comprehensive income

On April 13, 2023, PressLogic Limited acquired a 2.1% equity interest in Project Melo with an initial fair value of HK$156,984. This investment has been classified as a financial asset at fair value through other comprehensive income (FVOCI) in accordance with IFRS 9. For the fiscal year ended December 31, 2023, the fair value adjustment of HK156,984 relating to the investment was recognized in accumulated other comprehensive income.

F-27

The balance of accumulated other comprehensive income as of December 31, 2023 and 2024 was summarized as following:

	As of December 31,
	2023	2024
	HK$	HK$
Accumulated other comprehensive income:
Unrealized loss from the change in fair value of equity investment	(156,984)	(156,984)
Foreign currency translation adjustment	(380,150)	(210,075)
Total other comprehensive income	(537,134)	(367,059)

(d)	Non-controlling interests

The results of non-controlling interest of 10% equity of Lead Famous Limited and its subsidiary and 30% equity of Ample Advance Limited and its subsidiary are shown in net income attributed to non-controlling interests on the consolidated statement of income and comprehensive income. Net income attributable to non-controlling interests was HK$ 863,898 and HK$ 898,504 during the fiscal years ended December 31, 2023 and 2024, respectively.

18. Net income per share

The Company computes earnings per share of Class A Ordinary Shares and Class B Ordinary Shares using the two-class method. Except for the voting rights as discussed in Note 17, all other rights, including the liquidation and dividend rights, of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical. As a result, the net income for each year is allocated based on the contractual participation rights of the Class A Ordinary Shares and Class B Ordinary Shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis.

The following tables set forth the computation of basic net income per share of Class A Ordinary Shares and Class B Ordinary Shares:

	For the Fiscal Year ended December 31, 2023
	Class A Ordinary Shares	Class B Ordinary Shares
Basic net income per share:
Numerator
Allocation of undistributed income – HK$	1,785,753	722,318
Denominator
Number of shares used in per share computation	10,566,190	4,273,910
Basic and diluted net income per share – HK$	0.17	0.17

	For the Fiscal Year ended December 31, 2024
	Class A Ordinary Shares	Class B Ordinary Shares
Basic net income per share:
Numerator
Allocation of undistributed income – HK$	6,506,842	2,631,948
Denominator
Number of shares used in per share computation	10,566,190	4,273,910
Basic and diluted net income per share – HK$	0.62	0.62

F-28

19. Subsequent Event

The Company has evaluated subsequent events through May 9, 2025, the date the financial statements were issued and filed with the U.S. Securities and Exchange Commission. Based on the Company’s evaluation, no other event has occurred requiring adjustment or disclosure in the notes to the consolidated financial statements, except the followings:

On April 1, 2025, the Company repurchased 14.53% of the minority interest of Ample Advance Limited in consideration of HK $1.56 million, consequently, PressLogic Inc. owned 84.53% equity of above mentioned subsidiary.

On April 10, 2025, the Company has adopted an equity incentive plan (the “2025 Equity Incentive Plan”). The purpose of the 2025 Equity Incentive Plan is to aid us in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of us by providing incentives through the granting of awards. The maximum total number of ordinary shares which may be issued under the 2025 Equity Incentive Plan is 2,618,841. As of the date of this prospectus, we have not granted any awards to the participants of the 2025 Equity Incentive Plan.

F-29

PRESSLOGIC INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND JUNE 30, 2025（UNAUDITED)

	NOTES	December 31, 2024	June 30, 2025
			(Unaudited)
		HK$	HK$	USD$
Assets
Current assets:
Cash and cash equivalents	4	37,304,574	42,489,511	$5,411,643
Trade receivables, net	5	34,572,473	26,645,348	3,393,663
Contract costs	7	757	757	96
Prepayments, other receivables and other assets	6	1,812,874	1,761,381	224,337
Deferred initial public offering costs		1,290,182	5,477,753	697,670
Total current assets		74,980,860	76,374,750	9,727,409
Property and equipment, net	9	1,386,517	1,299,202	165,472
Intangible assets, net	10	228,790	184,265	23,469
Right-of-use assets, net	8	8,117,887	6,441,197	820,378
Other non-current assets		919,389	953,451	121,436
Deferred tax assets	16	1,055,796	1,366,400	174,030
Total non-current assets		11,708,379	10,244,515	1,304,785

TOTAL ASSETS		86,689,239	86,619,265	$11,032,194

Liabilities and stockholders’ equity
Current liabilities:
Borrowing-current	11	16,843,334	16,449,493	$2,095,076
Trade payable	13	985,969	2,494,424	317,700
Other payables and accruals expenses	12	6,615,359	7,237,680	921,821
Lease liabilities – current	8	3,951,816	3,969,720	505,601
Contract liability	14	1,887,908	2,528,122	321,992
Due to related parties-current	15	17,791,886	10,955,114	1,395,289
Income tax payables		530,390	1,920,716	244,630
Total current liabilities		48,606,662	45,555,269	5,802,109

Non-current liabilities

Lease liabilities – non current	8	4,326,953	2,669,458	339,993
Due to related parties- non current	15	20,000,000	20,000,000	2,547,284
Total non-current liabilities		24,326,953	22,669,458	2,887,277

TOTAL LIABILITIES		72,933,615	68,224,727	8,689,386

COMMITMENTS AND CONTINGENCIES

Stockholders’ equity

Class A ordinary shares (US$ 0.0001 par value; 450,000,000 Class A ordinary shares authorized 10,566,190 and 10,566,190 Class A ordinary shares issued and outstanding December 31, 2024 and June 30, 2025)	17	8,204	8,204	1,057
Class B ordinary shares (US$ 0.0001 par value; 50,000,000 Class B ordinary shares authorized 4,273,910 and 4,273,910 Class B ordinary shares issued and outstanding December 31, 2024 and June 30, 2025)	17	3,318	3,318	427
Additional paid-in capital	17	6,759,132	5,452,231	694,419
Retained earnings		6,453,525	12,668,636	1,613,530
Accumulated other comprehensive loss	17	(367,059)	(429,060)	(54,660)
Total PressLogic Inc.’s equity		12,857,120	17,703,329	2,254,773
Non-controlling interests	17	898,504	691,209	88,035
Total stockholders’ equity		13,755,624	18,394,538	2,342,808

Total liabilities and stockholders’ equity		86,689,239	86,619,265	$11,032,194

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-30

PRESSLOGIC INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(UNAUDITED)

	Six Months Ended June 30,
	2024	2025
	HK$	HK$	USD$
Revenue, net	45,469,367	52,626,163	6,702,689

Costs and expenses:
Cost of revenue	(13,929,386)	(14,570,385)	(1,855,745)
General and administrative expenses	(18,361,968)	(20,730,129)	(2,640,276)
Selling and marketing expenses	(7,095,501)	(8,174,958)	(1,041,197)
Research and development expenses	(4,654,750)	(2,659,968)	(338,785)
Operating income	1,427,762	6,490,723	826,686

Other income (expenses), net
Finance income/(cost)	(615,085)	823,263	104,854
Other income	50,122	26,651	3,394
Income before income tax provision	862,799	7,340,637	934,934
Income tax expense	(279,502)	(1,079,722)	(137,518)
Net income	583,297	6,260,915	797,416
Less: Net income attributable to non-controlling interest	(70,456)	45,804	5,834
Net income attributable to PressLogic Inc.	653,753	6,215,111	791,582

Other comprehensive income (loss)
Foreign currency translation adjustment	145,294	(62,001)	(7,897)
Total comprehensive income	728,591	6,198,914	789,519
Total comprehensive income attributable to PressLogic Inc.	728,591	6,198,914	789,519

Earnings per shares
Class A ordinary shares – basic and diluted	0.04	0.42	0.05
Class B ordinary shares – basic and diluted	0.04	0.42	0.05

Weighted average number of shares outstanding
Class A ordinary shares	10,566,190	10,566,190	10,566,190
Class B ordinary shares	4,273,910	4,273,910	4,273,910

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-31

PRESSLOGIC INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

IN HK DOLLARS, EXCEPT SHARE DATA

(UNAUDITED)

	Common Stock								Accumulated		Retained		Total
	Class A			Class B			Additional Paid-in		Other Comprehensive		Earnings (Accumulated		PressLogic Inc.’s		Non- Controlling		Total Stockholders’
	Shares	Amount		Shares	Amount		Capital		(Loss)/Income		Deficit)		equity		Interests		Equity
Balance as of January 1, 2024	10,566,190	HK$	8,204	4,273,910	HK$	3,318	HK$	6,759,132	HK$	(537,134)	HK$	(2,685,265)	HK$	3,548,255	HK$	863,898	HK$	4,412,153
Net income	-		-	-				-		-		653,753		653,753		(70,456)		583,297
Foreign currency translation adjustment	-		-	-				-		145,294		-		145,294		-		145,294
Balance as of June 30, 2024	10,566,190	HK$	8,204	4,273,910	HK$	3,318	HK$	6,759,132	HK$	(391,840)	HK$	(2,031,512)	HK$	4,374,302	HK$	793,442	HK$	5,140,744

Balance as of January 1, 2025	10,566,190	HK$	8,204	4,273,910	HK$	3,318	HK$	6,759,132	HK$	(367,059)	HK$	6,453,525	HK$	12,857,120	HK$	898,504	HK$	13,755,624
Net Income												6,215,111		6,215,111		45,804		6,260,915
Acquisition of non-controlling interests	-		-	-		-		(1,306,901)				-		(1,306,901)		(253,099)		(1,560,000)
Foreign currency translation adjustment	-		-	-		-		-		(62,001)		-		(62,001)		-		(62,001)
Balance as of June 30, 2025	10,566,190	HK$	8,204	4,273,910	HK$	3,318	HK$	5,452,231	HK$	(429,060)	HK$	12,668,636	HK$	17,703,329	HK$	691,209	HK$	18,394,538

The accompanying notes are integral part of these unaudited consolidated financial statements.

F-32

PRESSLOGIC INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(UNAUDITED)

	For The Six Months Ended
	June 30
	2024	2025
	HK$	HK$	USD$
Cash Flows from Operating Activities:
Net income	583,297	6,260,915	$797,416
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	502,870	288,704	36,771
Allowance (Reversal) for expected credit loss	73,834	(216,986)	(27,636)
Amortization of right-of-use assets	2,570,527	1,954,258	248,903
Amortization of intangible assets	44,769	44,524	5,671
Loss on disposal of property and equipment	(13,903)	(1,800)	(229)
Deferred income tax	41,512	(310,021)	(39,486)
Changes in operating assets and liabilities:
Trade receivables	3,841,251	8,573,055	1,091,900
Prepayments	140,254	52,606	6,700
Other receivables and other current assets	1,485,797	932,599	118,780
Contract costs	140,610	-	-
Other non-current assets	(926,152)	(931,381)	(118,625)
Trade payable	(771,580)	1,441,390	183,581
Income tax payable	240,114	1,316,071	167,620
Contract liability	(492,999)	639,269	81,420
Other payables and accrued liabilities	(8,715)	335,866	42,777
Due to related parties	(2,245,209)	(8,396,772)	(1,069,448)
Net cash provided by operating activities	5,206,277	11,982,297	1,526,115

Cash Flows from Investing Activities:
Purchases of property and equipment	(534,768)	(177,854)	(22,652)
Proceeds from disposal of property and equipment	314,747	1,800	229
Net cash used in investing activities	(220,021)	(176,054)	(22,423)

Cash Flows from Financing Activities:
Proceeds from bank borrowings	12,743,334	-	-
Repayments of bank borrowings	-	(393,841)	(50,161)
Payment of deferred offering costs	-	(4,187,571)	(533,347)
Payment of lease liabilities	(2,422,227)	(1,918,785)	(244,385)
Net cash provided by (used in) financing activities	10,321,107	(6,500,197)	(827,893)

Effect of Exchange Rate Changes on Cash	290,287	(121,109)	(15,423)

Net Increase in Cash and cash equivalent	15,597,650	5,184,937	660,376
Cash and cash equivalent Beginning of period	16,810,776	37,304,574	4,751,267
Cash and cash equivalent End of Period	32,408,426	42,489,511	$5,411,643

Supplemental disclosure of cash flow information:
Cash paid for interest	146,732	252,317	32,136
Supplemental disclosure of Non-Cash Investing and Financing Activities
Right-of-use assets obtained in exchange of lease liabilities	7,178,342	19,549	2,490
Outstanding payment for the acquisition of non-controlling interests	-	1,560,000	198,688

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-33

PRESSLOGIC INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.ORGANIZATION AND PRINCIPAL ACTIVITIES

Business

The Company is a leading one-stop digital marketing solutions provider, who delivers a comprehensive suite of interconnected proprietary solutions and services to brand owners as well as marketing agencies throughout the marketing cycle and across multiple media platforms, including its own platforms consisting of the websites, social media channels and apps of our nine media brands, as well as third party social media platforms.

The Company operates in the online marketing industry primarily in the Asia Pacific region, in particular Hong Kong and Taiwan. Online marketing, also known as digital marketing or internet marketing, refers to the use of the internet and digital channels to promote products, services, or brands to a targeted audience. It includes various strategies and techniques designed to attract, engage, and convert potential customers. Online marketing solutions comprise of content marketing solutions and SaaS solutions.

Organization

Details of the Company and its subsidiaries (together the “Company”) are set out in the table as follows:

Name of Company	Place of incorporation	Date of incorporation	Percentage of direct or indirect economic ownership	Principal activities

PressLogic Inc.	Cayman Islands	November 27, 2024	Parent	Investment Holding
PressLogic Limited	Hong Kong	April1 4, 2016	100%	Provision of digital marketing services
InSmart Financials Limited	Hong Kong	February 6, 2018	100%	Provision of management services
PressLogic Taiwan Limited	Hong Kong	November 30, 2017	100%	Investment Holding
Maxlytics Limited	Hong Kong	October 9, 2020	100%	Provision of digital marketing services
MediaPlace Limited	Hong Kong	October 10, 2019	100%	Provision of SaaS services
Lead Famous Limited	BVI	September 2, 2019	90%	Investment Holding
Ample Advance Limited	BVI	September 2, 2019	84.53%	Investment Holding
Pop Media HK Limited	Hong Kong	October 10, 2019	90%	Provision of digital marketing services
Business Media Limited	Hong Kong	October 10, 2019	84.53%	Provision of digital marketing services
PressLogic Taiwan Limited Taiwan Branch	Taiwan	November 30, 2017	100%	Provision of digital marketing services

PressLogic Inc. is a limited liability company incorporated under the laws of the Cayman Islands on November 27, 2024.

PressLogic Limited is a limited liability company incorporated on April 14, 2016 under the Laws of Hong Kong and a wholly owned subsidiary of PressLogic Inc.

InSmart Financials Limited is a limited liability company incorporated on February 6, 2018 under the Laws of Hong Kong and a wholly owned subsidiary of PressLogic Inc.

F-34

PressLogic Taiwan Limited is a limited liability company incorporated on November 30, 2017 under the Laws of Hong Kong and a wholly owned subsidiary of PressLogic Inc.

Maxlytics Limited is a limited liability company incorporated on October 9, 2020 under the Laws of Hong Kong and a wholly owned subsidiary of PressLogic Inc.

MediaPlace Limited is a limited liability company incorporated on October 10, 2019 under the Laws of Hong Kong and a wholly owned subsidiary of PressLogic Inc.

Lead Famous Limited is a limited liability company incorporated on September 2, 2019 under the Laws of BVI and with 90% equity interest owned by PressLogic Inc. This 90% equity interest was acquired from Cheung Ho Chak Ryan and Chow Wing Yin by PressLogic Holdings Limited in October 2020, during which Cheung Ho Chak Ryan was the controlling shareholder of both Lead Famous Limited and PressLogic Holdings Limited. The 10% minority interest arose on December 5 2019, when a non-controlling shareholder subscribed to a 10% equity interest in Lead Famous Limited.

Ample Advance Limited is a limited liability company incorporated on September 2, 2019 under the Laws of BVI and with 70% equity interest owned by PressLogic Inc. This 70% equity interest was acquired from Cheung Ho Chak Ryan and Chow Wing Yin by PressLogic Holdings Limited in October 2020, during which Cheung Ho Chak Ryan was the controlling shareholder of both Ample Advance Limited and PressLogic Holdings Limited. The 30% minority interest arose on December 4 2019, when a non-controlling shareholder subscribed to a 30% equity interest in Lead Famous Limited. On April 1, 2025, Mr. Luk Kin Ting transferred a 14.5% (1,453 ordinary shares) equity interest in Ample Advance Limited and its subsidiary to PressLogic Holdings Limited at a consideration of HK$1.56 million. Subsequently, PressLogic Holdings Limited transferred this portion of shares to PressLogic Inc. on April 11, 2025.

Pop Media HK Limited is a limited liability company incorporated on October 10, 2019 under the Laws of Hong Kong and a wholly owned subsidiary of Lead Famous Limited.

Business Media Limited is a limited liability company incorporated on October 10, 2019 under the Laws of Hong Kong and a wholly owned subsidiary of Ample Advance Limited.

PressLogic Taiwan Limited Taiwan Branch is a branch established on November 30, 2017, under the laws of Taiwan. It is a wholly owned branch of PressLogic Taiwan Limited.

Reorganization

PressLogic Inc. was incorporated in the Cayman Islands on November 27, 2024. Following the transfer of PressLogic Limited, InSmart Financials Limited, PressLogic Taiwan Limited, Maxlytics Limited, MediaPlace Limited, Lead Famous Limited and Ample Advance Limited from PressLogic Holdings Limited to PressLogic Inc., the shareholders of PressLogic Holdings Limited received an aggregate of 10,566,190 Class A ordinary shares and 4,273,910 Class B ordinary shares of PressLogic Inc. through a distribution in specie by PressLogic Holdings Limited on 30 April, 2025, and the Class A and Class B share structure will be effective upon the completion of IPO. This distribution ensured that each shareholder’s rights and equity interests in PressLogic Inc. were identical to their rights and equity interests in PressLogic Holdings Limited prior to the reorganization on as-converted basis.

The reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

F-35

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIE

The principal accounting policies applied in the preparation of these unaudited consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Presentation and Principles of Consolidation

The unaudited consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards(“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The unaudited consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

In preparing the unaudited consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates., transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transactions provide evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company. Non-controlling interests in the Company’s subsidiaries are recorded in accordance with the IFRS 10 and are reported as a component of equity, separate from the parent’s equity. Purchase or sale of equity interests that do not result in a change of control are accounted for as equity transactions. Results of operations attributable to the non-controlling interest are included in our consolidated results of operations and, upon loss of control, the interest sold, as well as interest retained, if any, will be reported at fair value with any gain or loss recognized in earnings.

2.2 Use of Estimates and Assumptions

The preparation of unaudited financial statements in conformity with International Financial Reporting Standards(“IFRSs”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements. Significant accounting estimates reflected in the Company’s consolidated financial statements include expected credit loss for trade receivable, recoverability, useful lives of long-lived assets, intangible assets and income taxes related to realization of deferred tax assets and uncertain tax position. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

2.3 Foreign Currency Translation

The reporting currency of the Company is Hong Kong Dollars (“HK$”) and the accompanying financial statements have been expressed in HK$. The Company and its’ subsidiaries in Hong Kong (“HK”) and Taiwan Region (“Taiwan”) as its functional currency, respectively. In general, for consolidation purposes, assets, and liabilities of its subsidiaries whose functional currency is not HK$ are translated into HK$, in accordance with IAS 21 – The Effects of Changes in Foreign Exchange Rates.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by Hong Kong Monetary Authority at the dates of the transactions. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the Consolidated Statements of Income and Comprehensive Income. The financial statements of the Company are translated from the functional currency into HK$. Assets and liabilities denominated in foreign currencies are translated into HK$ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into HK$ at the appropriate historical rates. Revenues, expenses, gains and losses are translated into HK$ at the average rates of exchange. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income as a component of PressLogic Inc.’s equity.

F-36

Convenience translation

Periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates for the convenience of the readers. Translations of amounts in the consolidated balance sheet, and the related consolidated statements of income and comprehensive income, changes in stockholder’s equity and cash flows from HK$ into US$ as of and for the year ended June 30, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$ 7.852 on June 30, 2025, as published in Hong Kong Monetary Authority.

The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	June 30, 2024	December 31, 2024	June 30, 2025
US$ to HK dollar Period End Spot Rate	7.810	7.764	7.852

	June 30, 2024	December 31, 2024	June 30, 2025
HK$ to New Taiwan dollar Period End Spot Rate	4.146	4.217	3.717
HK$ to New Taiwan dollar Average Rate	4.078	4.113	4.087

2.4 Cash and Cash Equivalents

For the purpose of presentation in the unaudited consolidated statements of cash flows, cash and cash equivalents includes cash on hand, cash at bank and deposits held at licensed payment platforms with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

2.5 Trade Receivables and Expected Credit Losses

Trade receivables are amounts due from customers for services performed in the ordinary course of business. Majority of trade receivables are from advertising services. They are generally due for settlement within one year (or in the normal operating cycle of the business if longer) and therefore all classified as current. The Company usually grants credit to customers with 30 days to 60 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends.

In according with IFRS 9, expected credit loss (“ECL”) is the weighted average of credit losses with respect to a financial instrument considering the time value of money, that result from all possible default events over the expected life of the financial instrument and credit losses represent the difference between all contractual cash flows that are due to an entity in accordance with the contract and all the cash flows that the entity expects to receive.

For trade receivables, the Company applies a simplified approach in calculating expected credit losses. Therefore, the Company does not track the changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

2.6 Prepayments, Other Receivable and Other Assets

Prepayments, other receivable and other assets primarily consist of deposits and employee advances, prepayments made to vendors sever costs and software expenses or services providers for future services that have not been provided and other receivables from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2024 and June 30, 2025, management believes that the Company’s other current assets are not impaired.

F-37

2.7 Deferred Initial Public Offering Cost

Deferred initial public offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public Offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

2.8 Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses (if any). Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to statements of income during the reporting period in which they are incurred.

The depreciation of property and equipment is calculated using the straight-line method over their estimated useful lives, as follows:

Owned assets	Useful lives

Leasehold improvements	Shorter of lease term or useful life
Computer equipment	5 years
Furniture and fixtures	5 years
Hardware and office equipment	5 years

The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and included in profit or loss.

2.9 Intangible Assets

Acquired computer software is stated at historical cost less accumulated amortization and accumulated impairment losses (if any). Historical cost includes expenditure that is directly attributable to the acquisition of the items. Costs associated with maintaining software programs are expensed as incurred.

The Company amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Owned assets	Useful lives

Computer software	5 years

2.10 Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition at individual cash generating unit level. If the recoverable amount is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value less costs of disposal or value in use, using the expected future discounted cash flows. No impairment of long-lived assets was recognized for the six months ended June 30, 2024 and 2025.

F-38

2.11 Trade and Other Payables

Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of the reporting date which are unpaid. These amounts are presented as current liabilities unless payment is not due within 12 months after the reporting period (or in the normal operating cycle of the business if longer).

2.12 Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the statements of income over the period of borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are removed from the consolidated balance sheets when the obligation specified in the contract is discharged, cancelled or repaid. The difference between the carrying amount of financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in statement of income as other income or finance costs.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

2.13 Lease

The Company, as a lessee, leases a number of offices premises and office equipment in Hong Kong and Taiwan from which it operates. Rental contracts are typically made for fixed periods from 2 to 3 years for office premises and 5 years for office equipment. All rental contracts only comprise fixed payments over the lease terms. Leasing expense for lease payment is recognized on a straight-line basis over the lease term.

Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

(1)	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
(2)	variable lease payments that are based on a rate, initially measured using the rate as at the commencement date;
(3)	amounts expected to be payable by the Company under residual value guarantee;
(4)	the exercise price of a purchase option if the Company is reasonably certain to exercise that option, and
(5)	payments of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. The lease payments are discounted using the interest rate implicit in the lease. The Company uses the incremental borrowing rate, for the implicit rate cannot be readily determined, which is the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. Lease payments are allocated between principal and finance cost. The finance cost is charged to statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

F-39

Right-of-use assets are measured at cost comprising the following:

(1)	the amount of the initial measurement of lease liabilities;
(2)	any lease payments made at or before the commencement date less any lease incentives received;
(3)	any initial direct costs, and
(4)	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

The Company applies the short-term lease recognition exemption to its short-term leases of equipment and office (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of office equipment and computers that are considered to be of low value.

2.14 Contract Costs

Contract costs related to costs to obtain contracts, resulted from customers entering into service agreements with the Company. Contract costs are recognized as part of “selling and marketing expenses” in the consolidated statement of income and comprehensive income in the period in which revenue from the services recognized, the balance of capitalized contract costs is expected to be realized within one year.

2.15 Contract Liabilities

Contract liabilities consist of payment received from customers in excess of revenue recognized. Contract liabilities will be recognized as revenue when services are provided. Contract liabilities were HK$ 1,887,908 and HK$ 2,528,122 as of December 31, 2024 and June 30, 2025, respectively.

2.16 Related Parties

The Company adopted IAS 24, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

2.17 Revenue Recognition

The Company follows the rules and guidance set out under IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) for revenue recognition. The core principle of IFRS 15 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In accordance with IFRS 15, revenues are recognized when the Company satisfies the performance obligations by delivering the contracted services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

F-40

Step 5: Recognize revenue when the Company satisfies a performance obligation

Revenue is measured at the fair value of the consideration received or receivable for the sales of services in the ordinary course of the Company’s activities.

When another party is involved in providing goods or services to a customer, the Company determines whether the nature of its promise is a performance obligation to provide the specified services itself (i.e. the Company is a principal) or to arrange for those services to be provided by the other party (i.e. the Company is an agent).

The Company is a principal if it controls the specified services before those services are transferred to a customer. The Company is an agent if its performance obligation is to arrange for the provision of the specified services by another party. In this case, the Company does not control the specified services provided by another party before those services are transferred to the customer. When the Company acts as an agent, it recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified services to be provided by the other party. This evaluation is performed separately for each performance obligation identified. For the six months ended June 30, 2024 and 2025, there was no revenue recognized on a net basis where the Company is acting as an agent.

Revenue is recognized when or as the control of the services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time.

Control of the services is transferred over time if the Company’s performance:

(a)	provides all of the benefits received and consumed simultaneously by the customer;

(b)	creates and enhances an asset that the customer controls as the Company performs; or

(c)	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

If control of the services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services. This evaluation is performed separately for each performance obligation identified.

The accounting policy for the Company’s principal revenue sources

Revenue from programmatic advertising services

The Company generates revenue by displaying programmatic banner advertising services, promotional services for cooperative brands on our websites and social media platforms through display ad network such as Google Ads and Meta. The services contain one single performance obligation, which includes displaying banner services in the websites or social media accounts operating by us to their customers in exchange for consideration. The pricing is based on a cost-per-thousand-impressions (CPM) model. Revenue generated under this arrangement fluctuates due to dynamic CPM rates, which are influenced by market demand, advertising content quality, targeting precision and seasonal trends. The payment terms with the advertising network partners are fixed. The Company signs contracts based on service terms and recognizes revenue in generally as a monthly basis after impressions are delivered. No returns, refunds and other similar obligations during each reporting period.

F-41

Revenue from software-as-a-service (“SaaS”）

The Company generates revenue by providing customers with SaaS services such as MediaLens software subscription services during the contractually agreed period, which is typically one year. This subscription service entitles customers to access and use MediaLens system in accordance with the subscription scope outlined in the “Service Description” and the terms and conditions stipulated in the agreement. The contract specifies in detail the monthly subscription contents of MediaLens analytics tools, including usage quotas, monthly page quotas, and other relevant information. The contracts contain one single performance obligation, being the provision of cloud-based SaaS solutions to their customers in exchange for contractual consideration. The terms of pricing and payment stipulated in the contract are fixed. The Company recognizes revenue based on the stage of fulfillment of the performance obligations stipulated in the contract over the agreed-upon service period, which is recognized on a straight-line basis over the contractual period. No returns, refunds and other similar obligations during each reporting period.

Revenue from digital marketing solutions service

The Company generates advertising revenue by the placement and delivery of digital advertisements on behalf of partner brands on third party social media platforms such as Facebook, Instagram and its own website (https://www.presslogic.ai ). These advertisements are in various forms, including articles, videos, and other media. The contractually stipulated pricing structure and payment terms are irrevocably fixed during the contractual period, with no price escalation or variation clauses. One performance obligation is clarified in the contracts with customers. The Company recognizes revenue at a point in time upon the services are delivered and the advertisements are published or over time based on the proportional fulfillment of the performance obligations stipulated in the contract throughout service period. No returns, refunds and other similar obligations during each reporting period.

2.18 Cost of Revenue

Cost of revenue mainly consists of boosting costs, production costs, employee costs and other costs.

2.19 General and Administrative Expenses

General and administrative expenses include salaries and employee benefits of office staff and management, amortization and depreciation for equipment, software expenses, consulting fees, rental expenses and other office expenses.

2.20 Selling and Marketing Expenses

Selling and marketing expenses mainly consist of sales commissions, salaries and wage expenses for sales and marketing personnel, and advertising expenses.

2.21 Research and Development Expenses

The Company expense all internal research costs as incurred, which primarily comprise employee costs and the expenses related to the research and development activities. For the six months ended June 30, 2024 and 2025, total research and development expenses were approximately HK$ 4,654,750 and HK$ 2,659,968, respectively, which were recorded in research and development expenses in the consolidated statement of income and comprehensive income.

2.22 Finance Costs

Finance costs mainly consist of interests, bank charges and other costs related to operating leases and borrowing of funds.

F-42

2.23 Share-based Payments

Employees (including senior executives) of the Company receive remuneration in the form of share-based payments, whereby employees render services in exchange for equity instruments (equity-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is recognized in employee benefits expense, together with a corresponding increase in equity, over the period in which the service and, where applicable, the conditions are fulfilled (the vesting period) in IFRS 2 share-based payment. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the progress of the vesting period and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

The non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss in the statement of income.

On August 28, 2020, the Company adopted share incentive plans for two executives of total 290,504 shares options with an exercise price of $0.01 and a five-year expiration period before reorganization. As of June 30, 2025, the vesting conditions have been satisfied and reflected in retained earnings of $6.4 million using Binomial Tree Model under the estimation of expected volatility from 59.4% to 60.39%, risk-free interest rate of 0.31% and 0% dividend yield in the form of 726,260 ordinary A shares and 726,260 ordinary B shares respectively.

2.24 Employee Benefits

(a) Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits, and annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as other payables and accruals expenses in the consolidated balance sheets.

(b) Employee compensation, medical insurance and other social insurance

Employee of the Company in Hong Kong and Taiwan are entitled to participate in various government-mandated and company-provided benefits schemes.

In Hong Kong, the Company makes monthly contributions to Mandatory Provident Fund (“MPF”) scheme, as required by local regulations, based on a percentage of employees’ relevant income and subject to statutory limits. In addition, the Company purchases employee compensation insurance and medical insurance on an annual basis.

In Taiwan, the Company contributes to labor insurance, national health insurance, and the labor pension fund in accordance with applicable laws and regulations. These contributions are made monthly and are calculated based on certain percentages of employees’ salaries, subject to applicable ceilings.

F-43

2.25 Value-added Tax (“VAT”)

The Company’s subsidiaries in Taiwan are subject to VAT on revenue generated from providing services. Revenue from providing services is generally subject to VAT at applicable tax rates and subsequently paid to Taiwan tax authorities after netting input VAT on purchase. The excess of output VAT over input VAT is reflected as VAT tax payable, which was included in other current liabilities.

The Taiwan VAT rate is 5% for taxpayers providing services for the six months ended June 30, 2024 and 2025.

2.26 Current and Deferred Income Tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. Current and deferred tax is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

(a) Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(b) Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and losses can be utilized.

(c) Offsetting

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current income tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(d) Uncertain tax positions

In determining the amount of current and deferred income tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes, interest or penalties may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expense in the period that such a determination is made.

F-44

2.27 Comprehensive Income

Comprehensive income is defined as the change in equity during the year from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners, and is not included in the computation of income tax expense or benefit. For the six months ended June 30, 2024 and 2025 presented, the Company’s comprehensive income includes net income and other comprehensive income, which mainly consists of the foreign currency translation adjustment and unrealized fair value changes on equity investment.

2.28 Other comprehensive Income (loss)

Other comprehensive income (loss) consists of translation adjustment resulting from the Company translating its consolidated financial statements from functional currency into reporting currency and the investment in equity of companies without significant influence, which is measured at fair value through other comprehensive income

2.29 Earnings per Share

Basic earnings per share is computed by dividing net earnings attributable to shareholders by the weighted average number of Class A ordinary shares and Class B ordinary shares outstanding during the year.

2.30 Commitments and Contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

2.31 Segment Reporting

The Company manages its operations as a single operating segment. This is consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, identified as the Chief Executive Officer, is responsible for allocating resources and assessing performance. Strategic decisions are made based on the consolidated results of the Company as a whole, which the CODM reviews when evaluating overall performance and resource allocation.

The following tables present our segment information by category for the six months ended June 30, 2024 and 2025:

	For The Six Months Ended						Change
Category	2024		As % of Sales	2025		As % of Sales	Amount		%
Display banner	HK$	1,173,852	2.58%	HK$	561,740	1.07%	HK$	(612,112)	(52.15)%
Software-as-a-service		718,451	1.58%		676,900	1.29%		(41,551)	(5.78)%
Digital marketing solution		43,265,711	95.15%		51,168,517	97.23%		7,902,806	18.27%
Other		311,353	0.68%		219,006	0.42%		(92,347)	(29.66)%
Total revenue	HK$	45,469,367	100%	HK$	52,626,163	100%	HK$	7,156,796	15.74%

F-45

The following tables present our segment information by geography for the six months ended June 30, 2024 and 2025:

	For The Six Months Ended						Change
Country/Region	2024		As % of Sales	2025		As % of Sales	Amount		%
Hong Kong	HK$	37,185,470	81.79%	HK$	43,675,839	82.99%	HK$	6,490,365	17.45%
Taiwan Region		7,821,493	17.20%		7,947,211	15.10%		125,718	1.61%
Singapore		41,729	0.09%		298,586	0.57%		256,861	615.60%
Other Asia regions		335,211	0.74%		441,090	0.84%		105,879	31.59%
Europe		19,833	0.04%		263,414	0.50%		243,581	1228.16%
North America		65,631	0.14%		23	0.00%		(65,608)	(99.96)%
Total revenue	HK$	45,469,367	100%	HK$	52,626,163	100%	HK$	7,156,796	15.74%

2.32 Shared Service Expenses

PressLogic Limited and PressLogic Holdings Limited share certain key management personnel, including the Chief Executive Officer (CEO), Chief Technology Officer (CTO), and Vice President of Finance and Operations. The salaries and MPF expenses attributable to these shared executives are allocated between the two entities proportionately based on proportionate turnover for the reporting period. PressLogic Holdings Limited provides software development services to the Company, with costs allocated based on specific IT projects.

2.33 New and amended standards adopted by the Group

(a) Amendments to the accounting standards adopted

The application of these new and amendments to IFRSs in the current year has had no material impact on the Company’s financial positions and performance for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IAS 21, “Lack of Exchangeability”	January 1, 2025

(b) New standards, interpretations and amendments in issue but not yet effective

New Standards, Interpretations and Amendments	Effective date issued by IASB
IFRS 18, “Presentation and Disclosure in Financial Statements”	January 1, 2027

Except for the IFRS 18, “Presentation and Disclosure in Financial Statements”, the above standards and interpretations are not currently expected to have a significant impact to the Group’s financial condition and financial performance based on the Group’s assessment. The quantitative impact will be disclosed when the assessment is complete.

IFRS 18, “Presentation and Disclosure in Financial Statements” replaces IAS 1 and updates the structure of the statement of profit or loss, requires disclosures for certain profit or loss performance measures and enhanced principles on aggregation and disaggregation to the primary financial statements and notes.

3. Financial risk

The Company’s activities expose it to a variety of financial risks, market risk, credit risk and liquidity risk. The Company’s overall risk management program is designed to identify, assess, and mitigate financial risks in order to minimize potential adverse effects on the Company’s financial performance. Risk management activities are overseen by the senior management of the Company.

F-46

3.1 Market Risk

(a) Foreign Currency Risk

Foreign currency risk primarily arises from future commercial transactions and recognized assets and liabilities denominated in a currency other than the functional currency of the relevant entities. The Company manages its foreign currency risk by performing regular reviews of the Company’s net foreign exchange exposures and tries to minimize non-functional currency transactions.

The Company operates mainly in the Hong Kong with most of the transactions settled in HK$. Management considers that the business is not exposed to significant foreign exchange risk as there are no significant assets or liabilities of the Company denominated in the currencies other than the respective functional currencies of the Company’s entities.

(b)Interest Rate Risk

Fluctuations in market interest rates may negatively affect the Company’s financial conditions and results of operations. The Company is exposed to floating interest rate risk on bank deposits and floating rate borrowings, and the risks due to changes in interest rates are not material. The Company has not used any derivative financial instruments to manage interest risk exposure.

3.2 Credit Risk

The carrying amounts of the cash and bank balances, trade receivables and other receivables included in the consolidated balance sheet represent the Company’s maximum exposure to credit risk in relation to the Company’s financial assets.

The Company has no significant concentration of credit risk. It has policies in place to ensure that sales are made to customers with an appropriate credit history.

The credit risk on cash and bank balances is limited because the counterparties are banks with high credit-rating assigned by international credit-rating agencies and certificates of deposit were on deposit at financial institutions in the Hong Kong with upper limited HK dollars 500,000 and in New Taiwan with upper limited Taiwan dollars 3,000,000 insurances to cover bank deposits in the event of bank failure.

The Company considers whether there has been a significant increase in credit risk of financial assets on an ongoing basis throughout each reporting period by comparing the risk of a default occurring as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding looking information.

3.3 Liquidity Risk

As of June 30, 2025, the Company had approximately HK$42.49 million in cash. The Company intends to maintain sufficient cash and cash equivalents. Due to the dynamic nature of the underlying business, the policy of the Company is to regularly monitor the Company’s liquidity risk and to maintain adequate liquid assets such as cash and cash equivalents, or to retain adequate financing arrangements to meet the Company’s liquidity requirements.

The Company expects that its existing cash and cash equivalents will be sufficient to fund its operations and meet all of its obligations as they fall due for at least twelve months from the date of the issuance of financial statements.

F-47

3.4 Concentration Risk

(a) Concentration of customers

The following table sets forth a summary of single customer who represent 10% or more of the Group’s trade receivables:

	As of December 31,	As of June 30,
	2024	2025
Percentage of the Company’s total trade receivables
PHD Limited	15.22%	12.17%
Optimum Media Direction	13.43%	6.67%

(b) Concentration of vendors

The following table sets forth a summary of single supplier who represent 10% or more of the Company’s cost of revenue:

	For the six months ended June 30,
	2024	2025
Percentage of the Company’s total cost of revenue
Meta Platforms Ireland Ltd.	62.27%	53.37%

The following table sets forth a summary of single supplier who represent 10% or more of the Company’s trade payables:

	As of December 31,	As of June 30,
	2024	2025
Percentage of the Company’s total trade payables
Meta Platforms Ireland Ltd.	20.95%	62.40%

4. Cash and cash equivalents

	As of December 31,	As of June 30,
	2024	2025
	HK$	HK$
Cash on hand	6,761	3,294
Cash in bank	37,296,091	38,793,369
Cashier’s checks	-	3,691,126
Deposits held at licensed payment platforms	1,722	1,722
Total	37,304,574	42,489,511

F-48

5. Trade receivables

	As of December 31,	As of June 30,
	2024	2025
	HK$	HK$
Trade receivables	35,117,164	26,973,844
Less: Allowance of expected credit losses	(544,691)	(328,496)
Total	34,572,473	26,645,348

The movement of expected credit loss for the year ended December 31, 2024 and for the six months ended June 30,2025 is as follows:

	As of December 31,	As of June 30,
	2024	2025
	HK$	HK$
Allowance for expected credit loss, beginning balance	350,153	544,691
Additions (Reversal)	194,997	(216,986)
Translation adjustments	(459)	791
Allowance for expected credit loss, ending balance	544,691	328,496

6. Prepayments, other receivables and other assets

The detailed information of prepayments, other receivables and other assets as of December 31, 2024 and June 30, 2025 is as follows:

	As of December 31,	As of June 30,
	2024	2025
	HK$	HK$
Other current assets:
Deposits	3,350	3,700
Advances to suppliers	1,618,111	1,719,396
Cash advanced to employees	186,547	28,421
Others	4,866	9,864
Subtotal	1,812,874	1,761,381
Other non-current assets:
Deposits	919,389	953,451
Total	2,732,263	2,714,832

7. Contract costs

	As of December 31,	As of June 30,
	2024	2025
	HK$	HK$
Contract costs	757	757
Total	757	757

The balance of contract costs is expected to be realized within one year.

F-49

8. Leases

The Company discounts lease payments based on the estimate of its incremental borrowing rate. As of December 31, 2024 and June 30, 2025, the lease’s weighted average remaining lease term was 2.69 years and 2.25 years, respectively. As of December 31, 2024 and June 30, 2025, and weighted average discount rate was 5.17% and 4.93%, respectively. The rental expense for the six months ended June 30, 2024 and 2025 was HK$ 2,570,527 and HK$1,954,258 respectively.

	As of December 31,	As of June 30,
	2024	2025
	HK$	HK$
Right-of-use assets	8,117,887	6,441,197
Lease liabilities - current	3,951,816	3,969,720
Lease liabilities - non-current	4,326,953	2,669,458
Total lease liabilities	8,278,769	6,639,178

Future undiscounted lease payments under leases as of June 30, 2025 were as follows:

HK$
Remaining 2025	2,198,870
2026	3,221,794
2027	1,405,494
2028	3,432
2029	2,248
Thereafter	552
Total lease payments	6,832,390
Less: imputed interest	(193,212)
Present value of lease liabilities	6,639,178

9. Property and equipment

	As of December 31,	As of June 30,
	2024	2025
	HK$	HK$
Leasehold improvement	6,298,003	6,412,258
Furniture and fixtures	1,416,160	1,459,230
Hardware and office equipment	2,303,289	2,450,596
Computer equipment	2,854,199	2,972,657
Less: accumulated depreciation	(11,485,134)	(11,995,539)
Total	1,386,517	1,299,202

Depreciation expense recognized for the six months ended June 30, 2024 and 2025 was HK$ 502,870 and HK$ 288,704, respectively.

F-50

10. Intangible assets, net

	As of December 31,	As of June 30,
	2024	2025
	HK$	HK$
ERP cost	446,000	446,000
Less: accumulated amortization	(217,210)	(261,735)
Total	228,790	184,265

The Company purchased the financial ERP System from Multiable Company in July 2022. The original value of the software was HK$ 446,000.

For the six months ended June 30, 2024 and 2025, the Company amortized HK$ 44,769 and HK$ 44,524, respectively.

The estimated amortization expense for these intangible assets in the next five years and thereafter as of June 30,2025 is as follows:

Period by fiscal year:	Amount
Remaining 2025		44,675
2026		89,200
2027		50,390
Total:	HK$	184,265

11. Borrowing

Borrowing-current represents amounts due to various banks normally due within one year. The principal of the loans is due at maturity. Accrued interest is due either monthly or quarterly.

Borrowing-current consists of the following:

	As of December 31,	As of June 30,
	2024	2025
	HK$	HK$
Current-HSBC	16,843,334	16,449,493
Total	16,843,334	16,449,493

The borrowing consisted of the following as of June 30, 2025:

Lender	Type	Principal Amount	Outstanding Amount	Issuance Date	Expiration Date	Interest Rate
		HK$	HK$
HSBC	Short-term loan	4,100,000	3,900,245	2023/12/18	2033/12/17	3.0%
HSBC	Short-term loan	9,000,000	8,927,307	2024/05/14	2034/05/13	3.0%
HSBC	Short-term loan	3,743,334	3,621,941	2024/02/29	2034/02/28	3.0%

F-51

The borrowing consisted of the following as of December 31, 2024:

Lender	Type	Principal Amount	Outstanding Amount	Issuance Date	Expiration Date	Interest Rate
		HK$	HK$
HSBC	Short-term loan	4,100,000	4,100,000	2023/12/18	2033/12/17	3.625%
HSBC	Short-term loan	9,000,000	9,000,000	2024/05/14	2034/05/13	3.625%
HSBC	Short-term loan	3,743,334	3,743,334	2024/02/29	2034/02/28	3.625%

The Company entered into three short-term loans agreements with HSBC which will be subject to review by the lender at any time and to the lender’s overriding right of suspension and withdrawal at anytime. On December 18, 2023, one loan of HK$ 4,100,000 guaranteed by Cheung Ho Chak Ryan, a director of PressLogic Inc. and among others, bears a floating interest rate of HSBC Prime Rate per annum minus 2.25% (3%-3.625%), and will mature in December 2033. On May 14, 2024, one loan of HK$ 9,000,000 guaranteed by Chow Wing Yin, CTO, and Cheung Ho Chak Ryan, director of PressLogic Inc. and among others,bears a floating interest rate of HSBC Prime Rate per annum minus 2.25% (3%-3.625%) and will mature in May 2034. On February 29, 2024, one loan of HK$ 3,743,334 guaranteed by Chow Wing Yin, CTO, and Cheung Ho Chak Ryan, a director of PressLogic Inc. and among others, bears a floating interest rate of HSBC Prime Rate per annum minus 2.25% (3%-3.625%) and will mature in February 2034.

One loan of HK$ 4,100,000 is to be repaid on the 18th day of each month, which the first repayment is due on January 18, 2025, with a monthly repayment amount of HK$43,368. As of June 30, 2025, a total of HK$ 260,439 has been repaid, consisting of HK$ 199,755 in principal and HK$ 60,684 in interest. One loan of HK$ 9,000,000 carries equal monthly installment on the 14th day of each month and the initial repayment of HK$95,193 was paid on June 14, 2025. As of June 30, 2025, a total of HK$ 95,193 has been repaid, consisting of HK$ 72,693 in principal and HK$ 22,500 in interest. One loan of HK$ 3,743,334 carries equal monthly installment on the 29th day of each month and the initial repayment of HK$39,593 was paid on March 29, 2025. As of June 30, 2025, a total of HK$ 158,372 has been repaid, consisting of HK$ 121,393 in principal and HK$ 36,982 in interest.

12. Other payables and accrued expenses

Other payables and accrued liabilities consist of the following:

	As of December 31,	As of June 30,
	2024	2025
	HK$	HK$
Sales commission payable	1,222,318	1,273,458
Accrued interest expense	301,370	401,370
Staff reimbursement	40,488	80,364
Salary and welfare payable	2,319,393	2,257,288
Other tax payable	262,151	129,987
Auditors’ remuneration provision	231,730	203,450
Government subsidy(i)	1,356,594	941,556
Other payables and accrued liabilities(ii)	881,315	1,950,207
Total	6,615,359	7,237,680

F-52

(i) Government subsidy

On March 14, 2023, the Company entered into an Elite Programme operated by Hong Kong Science and Technology Parks Corporation (“HKSTPC”) and entered into a Deed of Simple Agreement for Future Equity (“SAFE”) and a Milestone Funding Agreement (“MSFA”) with STP Asset (Elite) Holding Limited (“Holder”).

Under MSFA, during the rental subsidy period (3 years lease period since June 1,2023), HKSTPC agrees to deduct monthly rent (HK$31,926) payable by the Company to HKSTPC under the Lease, up to a maximum aggregate deduction limit of HK$ 1,500,000 for the entire rental subsidy period. As of December 31, 2024 and June 30, 2025, the Company exempted a total rental of HK$606,594 and HK$191,556 respectively and recorded as liabilities of government subsidy.

Under SAFE, the Holder was granted the right to convert the recognized subsidies or actual subsidies into the shares or equity interests of the Company upon a qualified equity financing. As a result, the Company may be required convert a total of HK$606,594 and HK$191,556 into ordinary Class A shares of the Company to the Holder. Conversion shall occur upon the earliest of: (i) a Qualified Equity Financing (raising over $2 million or issuing ≥5% of total shares); (ii) the Holder’s written election to convert if the Company undergoes or intends to undergo a Merger Event or IPO prior to a Qualified Equity Financing; or (iii) the Holder’s Optional Conversion Election (being the written election to convert on or after March 14, 2026). The Conversion Price shall be: (i) for Qualified Equity Financing, the offering price of such round; (ii) pre-Qualified Equity Financing, the lower of the Company’s latest financing price or an independent valuation price; (iii) for a pre-Qualified Equity Financing Merger Event, the higher of 80% of the issue price or the latest financing price.

(ii) Other payables and accrued liabilities primarily represent value-added tax (“VAT”).

13. Trade payable

Trade payable consists of the following:

	As of December 31,	As of June 30,
	2024	2025
	HK$	HK$
Account payable to ad suppliers	974,249	2,494,424
Account payable to equipment suppliers	11,720	-
Total	985,969	2,494,424

14. Contract liability

Contract liability consists of the following:

	As of December 31,	As of June 30,
	2024	2025
	HK$	HK$
Contract liability	1,887,908	2,528,122
Total	1,887,908	2,528,122

Contract liability represents the obligations to transfer services to the customers and will be recognized as revenue when promised services are provided. Contract liabilities were HK$ 1,887,908 and HK$ 2,528,122 as of December 31, 2024 and June 30, 2025, respectively.

F-53

15. Related party transactions

(a) Amount due to related parties

As of December 31, 2024 and June 30, 2025, the amount due to related parties consisted of the following

	As of December 31,	As of June 30,
	2024	2025
	HK$	HK$
Amount due to related parties-current：
PressLogic Holdings Limited(1)	17,791,886	10,955,114
Amount due to related parties- non current：
PressLogic Holdings Limited	20,000,000	20,000,000
Total	37,791,886	30,955,114

(1) PressLogic Holdings Limited, under the common control of the same controlling shareholder of the Company.

(b) Transactions with PressLogic Holdings Limited

(i) For the six months ended June 30, 2024 and 2025, the Company maintains frequent transactions with PressLogic Holdings Limited due to business operation before reorganization, the followings summarize the transactions occurred with PressLogic Holdings Limited.

	2024		2025
Payments on behalf of PressLogic Holdings Limited
Daily operation support	HK$	(2,530,000)	HK$	(1,000,000)
Management service fee		(311,353)		(219,005)
Other expenses		(489,177)		(375,572)

Collections on behalf of PressLogic Holdings Limited
Display banner revenue		150,933		123,492
Digital marketing solution revenue		5,9471		173,126
Government subsidy from HKSTPC		2,000,000		2,000,000

Payments made by PressLogic Holdings Limited on behalf of the Company
Software development expenses		2,069,489		-
Facebook boosting costs		1,551,581		901,187
Capital contribution		-		1,560,000

Collections by PressLogic Holdings Limited on behalf of the Company
Digital marketing solution revenue

Other transactions
Sale of fixed assets		(364,800)		-
Purchase of consulting services		12,000		12,000
Transfer of equity in subsidiaries		(3,267,177)		-

Settlement to PressLogic Holdings Limited		(1,126,176)		(10,012,000)
Subtotal	HK$	(2,245,209)	HK$	(8,396,772)
Non-Cash payments made by PressLogic Holdings Limited on behalf of the Company
Acquisition of non-controlling interests		-		1,560,000
Total	HK$	(2,245,209)	HK$	(6,836,772)

F-54

On June 30, 2023, the Company entered into a loan agreement with PressLogic Holdings Limited. As a result, an outstanding amount of HK$20,000,000, previously classified as amount due to related parties under current liabilities, was reclassified to non-current liabilities under the same category. The loan bears a fixed interest rate of 1% per annum and will mature in June 2028.

16. Incomes tax

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

BVI

Lead Famous Limited and Ample Advance Limited were incorporated in BVI and are not subject to tax on income or capital gain under the laws of BVI. Additionally, upon payments of dividends by the Company or its subsidiaries to their shareholders, no withholding tax will be imposed.

Cayman Islands

The Company is incorporated as an exempted company with limited liability under the Companies Act of the Cayman Islands and is not subject to tax on income or capital gains. Additionally, the Cayman Islands do not impose a withholding tax on payments of dividends to shareholders. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made by or to the Company.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

Taiwan

Effective from 2018, Taiwan’s Income Tax Law abolished the imputation system, raised the corporate income tax rate from 17% to 20%, and reduced the rate of surtax imposed on unappropriated earnings from 10% to 5%. Effective from 2020, Taiwan’s Statute for Industrial Innovation extended the tax incentive by 10 years for R&D expenditure. In addition, if a company uses its undistributed earnings to construct or purchase buildings, software or hardware equipment, or technology for use in production or operation, such investment amounts may be deducted from the undistributed earnings in calculation of the current year’s undistributed earnings for assessment of surtax imposed on undistributed earnings from the year 2018.

The alternative minimum tax (“AMT”) imposed under Taiwan’s AMT Act is a supplemental income tax which applies if the amount of regular income tax calculated pursuant to Taiwan’s Income Tax Law and relevant laws and regulations is below the amount of basic tax prescribed under the AMT Act. The taxable income for calculating AMT includes most income that is exempt from income tax under various regulations, such as tax holidays. The prevailing AMT rate for business entities is 12%.

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses:

	Six Months Ended June 30，
	2024	2025
	HK$	HK$
Current income tax expenses	235,286	1,390,326
Deferred income tax	44,216	(310,604)
Income tax expense	279,502	1,079,722

F-55

Per the consolidated statements of income and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the six months ended June 30, 2024 and 2025 as follows:

	Six Months Ended June 30，
	2024	2025
	HK$	HK$
Income before income tax	862,799	7,340,637
Tax calculated at the Hong Kong profits tax rate	16.5%	16.5%
Computed expected income tax expense	142,362	1,211,205
Tax effect of non-deductible expenses	93,406	51,118
Tax effect of deduction temporary difference not recognised	(124,422)	(297,633)
Preferential tax treatments	-	(165,000)
Non-taxable income	(20,536)	(53,155)
Tax effect of tax losses not recognised	126,664	268,061
Utilisation of tax losses previously not recognised	14,287	-
Effect of different tax rates in jurisdictions other than Hong Kong	47,741	65,126
Income tax expense	279,502	1,079,722

The significant components of the Company’s deferred tax assets are as follows:

	As of December 31,	As of June 30,
	2024	2025
	HK$	HK$
Deferred tax assets:
Allowance of expected credit loss	49,435	33,062
Property and equipment	197,175	193,117
Net operating losses	808,379	1,136,915
Right of use assets and lease liabilities	807	3,306
Deferred tax assets	1,055,796	1,366,400
Less: valuation allowance	-	-
Deferred tax assets, net	1,055,796	1,366,400

17. Equity

(a)	Class A and Class B Ordinary shares

PressLogic Inc. had an authorized share capital of US$50,000 at incorporation, divided into Class A shares of par value of US $0.0001 each, of which 450,000,000 shares were issued and Class B shares of par value of US$0.0001 each, of which 50,000,000 shares were issued. Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings and each Class B Ordinary Share shall entitle the holder thereof to ten votes on all matters subject to vote at our general meetings and shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into one fully paid Class A Ordinary Share calculated at the Conversion Rate..

On April 30, 2025, the shareholders of PressLogic Holdings received PressLogic Inc. 10,566,190 Class A ordinary shares and 4,273,910 Class B ordinary shares through a distribution in specie by PressLogic Holdings such that each shareholder’s rights and equity interests in the PressLogic Inc. were identical to their rights and equity interests in PressLogic Holdings prior to the Reorganization on as-converted basis. And the Class A and Class B share structure will be effective upon the completion of IPO.

F-56

(b)	Additional paid-in capital

As of December 31, 2024 and June 30, 2025, the additional paid-in capital of the Company was HK$ 6,759,132 and HK$ 5,452,231, respectively.

On August 28, 2020, PressLogic Holdings Limited adopted share incentive plans for two executives of total 290,504 ordinary shares with an exercise price of $0.01 and a five-year expiration period before reorganization. As of December 31, 2024, the vesting conditions have been satisfied and reflected in additional paid in capital of HK$6.4 million using Binomial Tree Model under the estimation of expected volatility from 59.4% to 60.39%, risk-free interest rate of 0.31% and 0% dividend yield in the form of 726,260 ordinary A shares and 726,260 ordinary B shares respectively.

On April 1, 2025, PressLogic Inc acquired 14.5% minority interest in Ample Advance Limited or 1,453 ordinary shares from Mr. Luk Kin Ting at the consideration of HK$1.56 million. This transaction increased PressLogic’s total equity interest in Ample Advance Limited to 84.57%. As of acquisition date, the net assets of Ample Advance Limited and its subsidiary was HK$1,741,904. The difference between cash consideration and carrying amount of acquired shares was recognized directly in “Additional paid in capital” in amount of HK$ 1,306,901 on the consolidated balance sheets.

(c)	Accumulated other comprehensive income

On April 13, 2023, PressLogic Limited acquired a 2.1% equity interest in Project Melo with an initial fair value of HK$156,984. This investment has been classified as a financial asset at fair value through other comprehensive income (FVOCI) in accordance with IFRS 9. For the fiscal year ended December 31, 2023, the fair value adjustment of HK156,984 relating to the investment was recognized in accumulated other comprehensive income.

The balance of accumulated other comprehensive income as of December 31, 2024 and June 30, 2025 was summarized as following:

	As of December 31,	As of June 30,
	2024	2025
	HK$	HK$
Accumulated other comprehensive income:
Unrealized loss from the change in fair value of equity investment	(156,984)	(156,984)
Foreign currency translation adjustment	(210,075)	(272,076)
Total other comprehensive income	(367,059)	(429,060)

(d)	Non-controlling interests

On April 1, 2025, PressLogic Inc. acquired 14.5% minority interest in Ample Advance Limited or 1,453 ordinary shares at the consideration of HK$1.56 million. As result, the non-controlling interest was reduced by HK$253 thousand.

For the six months ended June 30, 2024 and 2025, net income attributable to non-controlling interests on the consolidated statements of comprehensive income comprised: 10% equity interest in Lead Famous Limited and its subsidiary, and 30% and 15.47% interests in Ample Advance Limited and its subsidiary, respectively.

The balance of non-controlling interest were HK$793,442 and HK$691,209 as of June 30, 2024 and 2025, respectively.

18. Net income per share

The Company computes earnings per share of Class A Ordinary Shares and Class B Ordinary Shares using the two-class method. Except for the voting rights as discussed in Note 17, all other rights, including the liquidation and dividend rights, of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical. As a result, the net income for each year is allocated based on the contractual participation rights of the Class A Ordinary Shares and Class B Ordinary Shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis.

F-57

The following tables set forth the computation of basic net income per share of Class A Ordinary Shares and Class B Ordinary Shares:

	For the Six months ended June 30, 2024
	Class A Ordinary Shares HK$	Class B Ordinary Shares HK$
Basic net income per share:
Numerator
Allocation of undistributed income	465,474	188,279
Denominator
Number of shares used in per share computation	10,566,190	4,273,910
Basic and diluted net income per share	0.04	0.04

	For the Six months ended June 30, 2025
	Class A Ordinary Shares HK$	Class B Ordinary Shares HK$
Basic net income per share:
Numerator
Allocation of undistributed income	4,425,175	1,789,936
Denominator
Number of shares used in per share computation	10,566,190	4,273,910
Basic and diluted net income per share	0.42	0.42

19. Subsequent Event

The Company has evaluated subsequent events through August 26, 2025, the date the financial statements were issued and filed with the U.S. Securities and Exchange Commission. Based on the Company’s evaluation, no other event has occurred requiring adjustment or disclosure in the notes to the consolidated financial statements, except the followings:

On July 2, 2025, the Company acquired 100% of the equity interest of Baby-Kingdom.com Limited, one of Hong Kong’s largest parenting discussion forums and online platforms offering parenting insights, and family-related content. The acquisition aims to strengthen the Company’s media presence in the parenting sector. The acquisition is not material to the Company’s unaudited consolidated financial statement. Based on the significance tests under Rule 3-05 of Regulation S-X (investment, asset, and income tests), the transaction did not exceed the 20% threshold under any test and therefore was not significant. As of the date these unaudited consolidated financial statements are issued, the initial accounting for the business combination is incomplete, and the allocation of the purchase consideration to the identifiable assets acquired and liabilities assumed has not been finalized. Accordingly, the amounts recognized for assets acquired, liabilities assumed, and any resulting goodwill have not yet been determined.

F-58

Part II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Under our second amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him, other than by reason of such person’s own dishonesty, willful default or fraud, in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which to be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or Rule 701 of the Securities Act. None of the transactions involved an underwriter.

Purchaser	Date of Issuance	Number of Securities		Consideration

Ordinary Shares

PressLogic Holdings Limited	April 10, 2025	10,000 ordinary shares		N/A

PressLogic Holdings Limited	April 10, 2025	14,830,100 ordinary shares	US$	1,483.01

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

See Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements and the notes thereto.

II-1

Item 9. Undertakings

The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

PRESSLOGIC INC.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering

4.1*	Registrant’s Specimen Certificate for Class A Ordinary Shares

5.1*	Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered

8.1*	Opinion of Conyers Dill & Pearman regarding certain Cayman Island tax matters (included in Exhibit 5.1)

10.1*	2025 Equity Incentive Plan

10.2*	Form of Indemnification Agreement between the Registrant and its directors and officers

10.3*	Form of Employment Agreement between the Registrant and its executive officers

21.1*	Principal Subsidiaries of the Registrant

23.1*	Consent of TAAD LLP, an independent registered public accounting firm

23.2*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

23.3*	Consent of Fieldfisher

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Consent of Frost & Sullivan

107*	Filing fee table

_______________

* To be filed by amendment.

II-3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on                  , 2025.

PressLogic Inc.

By:
Name:
Title:

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Cheung Ho Chak Ryan as the attorney-in-fact with full power of substitution for him in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Cheung Ho Chak Ryan	Founder, Chairman, and Chief Executive Officer (principal executive officer)	, 2025

Songlin He	Director	, 2025

Li Chi Fai	Director and Vice President of Finance and Operations (principal financial officer and principal accounting officer)	, 2025

Chow Wing Yin	Chief Technology Officer	, 2025

II-4

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of PressLogic Inc. has signed this registration statement or amendment thereto in New York on                  , 2025.

Authorized U.S. Representative
By:
Name:
Title:

II-5